 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1997
                                                     REGISTRATION NO. 333-34113
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                          STATER BROS. HOLDINGS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                 5411                         33-0350671
 (STATE OR OTHER JURISDICTION           (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                               21700 BARTON ROAD
                           COLTON, CALIFORNIA 92324
                                (909) 783-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 JACK H. BROWN
                          STATER BROS. HOLDINGS INC.
                               21700 BARTON ROAD
                           COLTON, CALIFORNIA 92324
                                (909) 783-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF AGENT FOR SERVICE OF PROCESS)

                                With a copy to:
                             ANDREW E. BOGEN, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                            333 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                                (213) 229-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

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                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                    MAXIMUM       AGGREGATE      AMOUNT OF
       SECURITIES         AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
    TO BE REGISTERED       REGISTERED    PER UNIT(1)      PRICE(1)         FEE
-----------------------------------------------------------------------------------
9% Senior Subordinated
 Notes Due 2004.........  $100,000,000       100%       $100,000,000    $30,303.03
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
-------------------------------------------------------------------------------
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

                             CROSS REFERENCE SHEET

                            PURSUANT TO RULE 404(a)

              ITEM IN FORM S-4                    CAPTION IN PROSPECTUS
              ----------------                    ---------------------
  1. Forepart of Registration Statement
      and Outside Front Cover Page of
      Prospectus.......................   Facing Page; Outside Front Cover Page
                                           of Prospectus.

  2. Inside Front and Outside Back
      Cover Pages of Prospectus........   Inside Front and Outside Back Cover
                                           Pages of Prospectus; Table of
                                           Contents; Available Information.

  3. Risk Factors, Ratio of Earnings to
      Fixed Charges and Other
      Information......................   Risk Factors; The Company; Business;
                                           Selected Consolidated Financial Data.

  4. Terms of the Transaction..........   Prospectus Summary; Risk Factors; The
                                           Offer; The Company; Business;
                                           Description of the New Notes; Certain
                                           Federal Tax Consequences

  5. Pro Forma Financial Information...   Not applicable.

  6. Material Contracts with the
      Company Being Acquired...........   Not applicable.

  7. Additional Information Required
      for Reoffering by Persons and
      Parties Deemed to be
      Underwriters.....................   Not applicable.

  8. Interests of Named Experts and
      Counsel..........................   Not applicable.

  9. Disclosure of Commission Position
      on Indemnification for Securities
      Act Liabilities..................   Not applicable.

 10. Information with Respect to S-3
      Registrants......................   Not applicable.

 11. Incorporation of Certain
      Information by Reference.........   Not applicable.

 12. Information with Respect to S-2 or
      S-3 Registrants..................   Not applicable.

 13. Incorporation of Certain
      Information by Reference.........   Not applicable.

 14. Information with Respect to
      Registrants Other than S-3 or S-2
      Registrants......................   Prospectus Summary; The Company;
                                           Capitalization; Selected Consolidated
                                           Financial Data; Business;
                                           Management's Discussion and Analysis
                                           of Financial Condition and Results of
                                           Operations; Management; Certain
                                           Relationships and Related
                                           Transactions; Security Ownership of
                                           Certain Beneficial Owners and
                                           Management.

 15. Information with Respect to S-3
      Companies........................   Not applicable.

 16. Information with Respect to S-2 or
      S-3 Companies....................   Not applicable.

 17. Information with Respect to
      Companies Other Than S-3 or S-2
      Companies........................   Not applicable.

 18. Information if Proxies, Consents
      or Authorizations are to be
      Solicited........................   Not applicable.

 19. Information if Proxies, Consents
      or Authorizations are not to be
      Solicited or in an Exchange
      Offer............................   Management; Certain Relationships and
                                           Related Transactions; Security
                                           Ownership of Certain Beneficial
                                           Owners and Management.

                          STATER BROS. HOLDINGS INC.

LOGO                       OFFER FOR ALL OUTSTANDING
            PRIVATELY PLACED 9% SENIOR SUBORDINATED NOTES DUE 2004
                                IN EXCHANGE FOR
                     9% SENIOR SUBORDINATED NOTES DUE 2004

            THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                    ON NOVEMBER 17, 1997, UNLESS EXTENDED.

  Stater Bros. Holdings Inc. (the "Company"), a Delaware corporation, hereby offers (the "Offer"), upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, to exchange up to $100 million aggregate principal amount of 9% Senior Subordinated Notes Due 2004 (the "New Notes") of the Company for a like amount of privately placed 9% Senior Subordinated Notes Due 2004 (the "Old Notes") from the holders (the "Holders") thereof.

  The New Notes are being offered hereunder in order to satisfy the obligations of the Company under a Registration Rights Agreement dated as of July 24, 1997 (the "Registration Rights Agreement") between the Company and BancAmerica Securities, Inc. (the "Initial Purchaser"). The Offer is designed to provide to Holders an opportunity to acquire New Notes which, unlike the Old Notes, are expected to be freely transferable at all times, subject to state "blue sky" law restrictions; provided that the Holder is not an "affiliate" of the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and represents that the New Notes are being acquired in the ordinary course of such Holder's business and the Holder is not engaged in, and does not intend to engage in, a distribution of the New Notes. With the exception of the freely transferable nature of the New Notes, the New Notes are substantially identical to the Old Notes. See "The Offer-- Purpose of the Offer."

  The Company will accept for exchange any and all validly tendered Old Notes on or prior to 5:00 P.M., New York time, on November 17, 1997, unless extended (the "Expiration Date"). Tenders of Old Notes made pursuant to the Offer may not be withdrawn. The Company will pay the expenses of the Offer.

  The New Notes are general unsecured obligations of the Company, subordinated in right of payment to the Company's $165,000,000 11% Senior Notes due 2001 (the "11% Senior Notes") and all other present and future Senior Indebtedness (as defined) of the Company, including the Company's obligations under the Revolving Credit Facility (as defined) and effectively subordinated to all Indebtedness (as defined) and other obligations of the Subsidiaries. As of June 29, 1997, after giving effect to the issuance of the Old Notes and the application of the net proceeds therefrom, the aggregate amount of outstanding Indebtedness (excluding trade and construction payables) of the Company and its Subsidiaries was $272.2 million, of which approximately $165.0 million constituted Senior Indebtedness and $7.2 million constituted Indebtedness of the Subsidiaries. See "Description of the 11% Senior Notes."

  The New Notes will bear interest from and including the date of issuance of the Old Notes. Accordingly, Holders who receive New Notes in exchange for Old Notes will forego accrued but unpaid interest on their exchanged Old Notes for the period from and including the date of issuance of the Old Notes to the date of exchange, but will be entitled to such interest under the New Notes. See "Description of the New Notes."

  The Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Offer is subject to certain customary conditions. See "The Offer." Old Notes may be tendered only in integral multiples of $1,000.

  SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT HOLDERS OF NEW NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

                                ---------------

  THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES
     AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION NOR HAS
        THE  COMMISSION  OR  ANY  STATE  COMMISSION  PASSED  UPON  THE
          ACCURACY   OR    ADEQUACY   OF   THIS    PROSPECTUS.   ANY
             REPRESENTATION  TO   THE  CONTRARY  IS   A  CRIMINAL
                OFFENSE.

                                ---------------

               The date of this Prospectus is October 17, 1997.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement relating to the New Notes offered hereby (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an Exhibit to the Registration Statement, reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge and copied at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

  The Company is required under the terms of the indenture governing the New Notes and the Old Notes (the "Indenture") to file with the Commission and furnish, without cost, to the Holders of New Notes and Old Notes the annual, quarterly and other reports that the Company would be required to file with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Company had equity securities registered under the Exchange Act. Such information includes annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, management's discussion and analysis of financial condition and results of operations, as well as quarterly reports containing unaudited consolidated financial statements for the first three quarters of each calendar year. The Company is also required to make such reports available to prospective purchasers of the New Notes and the Old Notes, and to securities analysts and broker-dealers upon their request. In addition, the Company has agreed to furnish to holders of the Old Notes and prospective purchasers of the Old Notes designated by the Initial Purchaser, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, with respect to the Old Notes, until such time as the Company has either exchanged the Old Notes for the New Notes or has registered the Old Notes for resale under the Securities Act pursuant to a shelf registration statement and such shelf registration statement has remained effective for a period of two years.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM STATER BROS. HOLDINGS INC., 21700 BARTON ROAD, COLTON, CALIFORNIA 92324, TELEPHONE NUMBER (909) 783-5000, ATTN: DENNIS BEAL. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY NOVEMBER 8, 1997.

                               ----------------

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than, (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes and provided, further that a broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the New Notes received by the broker-dealer in the Offer. If any other Holder is deemed to be an "underwriter" within the meaning of the Securities Act or acquires New Notes in the Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. Eligible Holders wishing to accept the Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been and will be met. See "The Offer--Purpose of the Offer" and "The Offer--Resales of New Notes."

  Each broker-dealer that receives New Notes for its own account pursuant to the Offer (a "Participating Broker") must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker in connection with any resale of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days from the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any Participating Broker for use in connection with any such resale. In addition, until January 14, 1998 (90 days from the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by any Participating Broker may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any Participating Broker that resells New Notes that were received by it for its own account pursuant to the Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal (defined below) states that by acknowledging that it will deliver, and by delivering, a prospectus as required, a Participating Broker will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days from the Expiration Date, the Company will send a reasonable number of additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker that requests such documents in the Letter of Transmittal. The Company will pay all the expenses incident to the Offer (which shall not include the expenses of any holder in connection with resales of the New Notes). The Company has agreed to indemnify holders of the New Notes, including any Participating Broker, against certain liabilities, including liabilities under the Securities Act.

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by the more detailed information and Selected Consolidated Financial Data and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus (this "Prospectus"). As used herein, the "Company" or "Stater Bros." refers to Stater Bros. Holdings Inc. and its wholly owned subsidiaries, Stater Bros. Markets and Stater Bros. Development, Inc., unless the context otherwise indicates.

  The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information contained in this Prospectus (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward-looking, such as statements relating to plans for future activities. Such forward-looking information involves important risks and uncertainties that could significantly affect results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. In addition to the risks and uncertainties discussed elsewhere herein, these risks and uncertainties include, but are not limited to, those relating to domestic economic conditions, seasonal and weather fluctuations, expansion and other activities of competitors, changes in federal or state laws and the administration of such laws and the general condition of the economy and its effect on the securities markets.

                                  THE COMPANY

  Stater Bros., founded in 1936, is a leading Southern California supermarket chain, operating 110 stores located principally in the Inland Empire, one of the fastest growing areas in the United States. The Company is recognized as a low price leader in the Inland Empire and its supermarkets offer a high level of customer service, a broad selection of brand-name merchandise, and quality meats and produce. Stater Bros. supermarkets also offer specialty service departments which include full service meat departments, bakeries and delicatessens. Stater Bros., with sales of more than $1.7 billion for the fiscal year ended September 29, 1996, is the largest supermarket chain in its primary market area.

  Approximately 80% of the Company's stores are located in the Inland Empire region of Southern California. The Inland Empire is comprised primarily of Riverside and San Bernardino counties, and also includes portions of Orange, Kern and Los Angeles counties. Riverside and San Bernardino counties encompass more than 29,000 square miles. Since 1980, this region has been one of the fastest growing areas in the country. Between 1990 and 1996, the Riverside/San Bernardino area increased in population by approximately 13%, reaching a combined population of approximately three million people in 1996.

  The Company believes that its 60 years of continuous operations in the Inland Empire, its commitment to maintain "everyday low prices" and the involvement of many members of its management in the communities it serves have contributed significantly to the Company's leading market position. In order to increase revenues and earnings, the Company has adopted an operating strategy to (i) continue to maintain its "everyday low price" philosophy, (ii) offer its customers quality products and breadth of selection combined with a high level of customer service, and (iii) enhance margins through a variety of merchandising strategies and cost control measures.

  The Company has an experienced management team led by Jack H. Brown, its Chairman, President and Chief Executive Officer, who has 45 years of experience in the supermarket industry and has occupied his current position since 1981. The five members of the Company's senior management team have an average of 38 years of experience in the supermarket industry and an average of 18 years with Stater Bros.

  Stater Bros. Holdings Inc. was incorporated under the laws of Delaware in May 1989. The principal executive offices of the Company are located at 21700 Barton Road, Colton, California 92324, and its telephone number is (909) 783-5000.

  On July 24, 1997, in a private placement transaction, the Company issued and sold $100,000,000 principal amount of the Old Notes. The Company is making the Offer to satisfy its obligations under the Registration Rights Agreement, which requires the Company to use its best efforts to effect the Offer. The Company will not receive any additional proceeds from the offering of the New Notes.

                        SIGNIFICANT RECENT DEVELOPMENTS

  In March 1994, the Company completed a recapitalization transaction (the "1994 Recapitalization") which transferred effective voting control of the Company to La Cadena Investments, a California general partnership ("La Cadena"), reclassified the Company's outstanding equity, provided for certain cash payments and distributions to Craig Corporation, a Delaware corporation ("Craig"), previously a common shareholder of the Company and the holder of Series B Preferred Stock (as defined below), and provided the Company with an option to acquire Craig's remaining equity interests in the Company. The 1994 Recapitalization was funded through an offering of $165.0 million of the 11% Senior Notes which are listed and trade on the American Stock Exchange.

  Since the 1994 Recapitalization, the Company has significantly improved its financial performance. Sales have increased from $1.526 billion in fiscal year 1993 to $1.705 billion in fiscal year 1996, a compound annual growth rate of approximately 3.8%; EBITDA has increased from $30.3 million in fiscal year 1993 to $60.0 million in fiscal year 1996, a compound annual growth rate of approximately 25.5%; EBITDA as a percentage of sales has increased from 1.99% in fiscal year 1993 to 3.52% in fiscal year 1996; and operating profit has increased from $19.9 million in fiscal year 1993 to $47.3 million in fiscal year 1996, a compound annual growth rate of approximately 33.5%.

  On July 24, 1997, concurrently with the sale of the Old Notes, the Company gave notice of exercise of its option to redeem all outstanding shares of the Company's Series B Preferred Stock to Reading Australia PTY Limited ("Reading"), a majority owned indirect subsidiary of Craig. On July 31, 1997, the Company also gave notice to terminate a five-year consulting agreement with Craig (the "Consulting Agreement") that was entered into in connection with the 1994 Recapitalization. Annual fees payable to Craig under the Consulting Agreement were $1.5 million per year.

  Pursuant to an agreement dated September 16, 1997, final payment was made to Reading for the redemption of all outstanding shares of the Company's Series B Preferred Stock, and a payment in the sum of $615,000 was made to Reading Entertainment, Inc. for its agreement not to compete with the Company in the retail grocery business for a period of one year. In addition, the Company entered into a termination agreement also dated September 16, 1997 pursuant to which the Consulting Agreement was terminated effective August 23, 1997. The Company made the final payment in the sum of $94,520.57 for consulting services rendered between August 1, 1997 and August 23, 1997.

  The Company received on July 24, 1997 the net proceeds from the sale of the Old Notes in the total sum of $97.1 million. The Company used or will use such net proceeds as follows: (i) $69.4 million to redeem all outstanding shares of its Series B Preferred Stock; (ii) approximately $4.6 million to pay accrued and unpaid dividends on the Series B Preferred Stock to Reading; (iii) $2.0 million to pay a financial advisory fee to La Cadena; (iv) $5.7 million to pay related fees and expenses; and (v) $15.4 million for general corporate purposes, including capital expenditures. On August 4, 1997, the Company deposited approximately $74.0 million into an Escrow account for the benefit of Reading Australia PTY Limited, the amounts required to redeem the Series B Preferred Stock and to pay accrued and unpaid dividends up to and including August 4, 1997.

  The Company and another Southern California supermarket company, Hughes Markets, Inc. ("Hughes"), a subsidiary of Quality Food Centers, Inc., each owns a 50% interest in Santee Dairies, Inc. ("Santee Inc.") which operates one of the largest dairy plants in California and provides fluid milk products to the Company, Hughes, and other customers in Southern California. Both Stater and Hughes contributed their equity interests in Santee Dairies, Inc. to Santee Dairies, LLC ("Santee LLC") on July 30, 1997. As used herein, "Santee" refers to Santee LLC and Santee Inc., unless the context otherwise indicates. Santee is currently in the process of constructing a new dairy plant in the City of Industry, California, which is expected to be operational in March 1998. The Company and Hughes have each entered into a requirements contract with Santee by which they will agree to purchase specified minimum amounts of fluid milk from Santee at prices and on terms sufficient to cover Santee's costs and to enable Santee to comply with debt service and fixed charge coverage ratios applicable to it under the terms of the $80 million note issuance of Santee for the purpose of the construction of a new dairy plant in the City of Industry, California (the "Santee Financing").

  The Company completed the solicitation of consents to amendments to the indenture (the "Consent Solicitation") which governs the 11% Senior Notes (as amended through the amendment under the Consent Solicitation, the "Senior Note Indenture"). The covenants in the Senior Note Indenture were amended to permit the sale and issuance of the Old Notes and to conform to the covenants in the Old Notes, except as described herein. See "Description of the 11% Senior Notes."

  The Company anticipates that the issuance of the Old Notes, the redemption of the Series B Preferred Stock and the adoption of the amendments to the Senior
Note Indenture will provide it with several benefits, including the following:
(i) the redemption of the Series B Preferred Stock with a portion of the proceeds of the Old Notes will provide a lower stated rate and the deductibility of interest expense for tax purposes, (ii) the termination of the Craig Consulting Agreement initially will save the Company $1.5 million per year, (iii) the issuance of the Old Notes will provide the Company with additional capital for growth, and (iv) certain amendments to the Senior Note Indenture pertaining to Santee will provide the Company with greater flexibility to enhance and protect its investment in Santee. The transactions described above provided approximately $15.4 million in additional cash to the Company, and the Company believes that the changes in (i) and (ii) will initially increase the Company's after-tax cash flow by approximately $3.4 million per year.

                               THE EXCHANGE OFFER

Securities Offered..........  Up to $100,000,000 aggregate principal amount of
                              9% Senior Subordinated Notes Due 2004 (the "New Notes").

The Offer...................  The New Notes are being offered in exchange for a like principal amount of the Company's privately placed 9% Senior Subordinated Notes Due 2004 (the "Old Notes"). Old Notes may be exchanged only in integral multiples of $1,000. The issuance of the New Notes is intended to satisfy the obligations of the Company under the terms of the Registration Rights Agreement. The New Notes will be substantially identical to the Old Notes except that the New Notes will be registered under the Securities Act.

Tenders; Expiration; Date;    The Offer shall expire at 5:00 P.M. New York City
Withdrawal..................  time on November 17, 1997 or such later date to which it is extended by the Company (the
                              "Expiration Date"). Old Notes tendered pursuant to the Offer and the Letter of Transmittal delivered herewith may not be withdrawn.

Accrued Interest on the New
Notes.......................  The New Notes will bear interest from and including the date of issuance of the Old Notes. Accordingly, holders who receive New Notes in exchange for Old Notes will forego accrued but unpaid interest on their exchanged Old Notes for the period from and including the date of issuance of the Old Notes to the date of exchange, but will be entitled to such interest under the New Notes.

Conditions of the Exchange
Offer.......................  The Offer is subject to certain customary conditions, any or all of which may be waived by the Company. See "The Offer-- Conditions to the Offer."

Procedures for Tendering
Old Notes...................  Each Holder wishing to accept the Offer must complete and sign the Letter of Transmittal, in accordance with the instructions contained therein and submit the Letter of Transmittal to the Exchange Agent identified below. See "The Offer--Procedures for Tendering."

Guaranteed Delivery
Procedures..................  Holders of Old Notes who wish to tender their Old
                              Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes and Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Offer-- Guaranteed Delivery Procedures."

Acceptance of Old Notes and
 Delivery of New Notes......  The Company will accept for exchange any and all
                              Old Notes which are properly tendered in the Offer prior to 5:00 P.M., New York City time, on the Expiration Date. The New Notes issued pursuant to the Offer will be delivered promptly following the Expiration Date. See "The Offer-- Acceptance of Old Notes for Exchange; Delivery of New Notes."

Certain Federal Income Tax
 Consequences...............  Exchanges of Old Notes for New Notes pursuant to the Offer should be treated as a modification of the Old Notes that does not constitute a material change in their terms for Federal income tax purposes.

                              Accordingly, the Holder would not recognize any gain or loss, and his basis in the New Note would be the same as his basis in the Old Note. This is based upon the opinion of counsel. The Offer will result in no federal income tax consequences to a nonexchanging holder. See "Certain Federal Income Tax Consequences."

Rights of Dissenting
Noteholders.................  Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware Corporation Law in connection with the Offer.

Federal and State
 Regulatory Requirements....  Other than compliance with state securities or
                              "blue sky" laws, there are no federal or state regulatory requirements that must be met prior to the consummation of the transaction.

Exchange Agent..............  First Trust of New York, c/o First Trust National
                              Association, Bondholder Services; telephone 1-800-934-6802. See "The Offer--Exchange Agent."

                                  RISK FACTORS

  Prospective purchasers of New Notes offered hereby should consider the information set forth under "Risk Factors," as well as the other information set forth in this Prospectus.

                             TERMS OF THE NEW NOTES

Comparison with Old Notes...  It is expected that the New Notes will be freely transferable under the Securities Act by Holders who are not affiliates of the Company, who acquire the New Notes in the ordinary course of business and who are not engaged in a distribution of the New Notes, subject to any restrictions on transfer imposed by state "blue sky" laws and those described in "The Offer-- Resales of New Notes." The Holders of Old Notes currently are entitled to certain registration rights pursuant to the Registration Rights Agreement. Consummation of the Offer will satisfy the Company's obligations thereunder, and Holders of Old Notes who do not exchange their Old Notes for New Notes will no longer be entitled to any registration rights and will not be able to reoffer, resell or otherwise dispose of their Old Notes, unless they are subsequently registered under the Securities Act, which the Company will have no obligation to do, or unless an exemption from the registration requirements of the Securities Act is available. See "The Offer -- Purpose of the Offer." The New Notes otherwise will be substantially identical in all respects to the Old Notes.

                              Holders of New Notes and Old Notes, together, will have the voting and other rights described herein.

Maturity Date...............  July 1, 2004

Interest Rate...............  9% per annum

Interest Payment Dates......  January 1 and July 1, commencing January 1, 1998.

Change of Control...........  In the event of a Change of Control (as defined), the Company will be required, subject to certain conditions, to make an offer to purchase all of the outstanding New Notes at a purchase price equal to 101% of the aggregate principal amount of the New Notes plus accrued and unpaid interest thereon to the date of purchase. The Company's ability to repurchase the New Notes upon a Change of Control would likely require additional financing and may be restricted by future agreements regarding Indebtedness (as defined) See "Description of the New Notes--Change of Control."

Form of New Notes...........  Except as provided below, the New Notes will be in the form of a global note (the "Global Note"), which will be deposited with, or on behalf of, The Depository Trust Company, as depositary (the "Depositary"), and registered in its name or in the name of Cede & Co., the nominee of the Depositary. Beneficial interests in the Global Note representing the New Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Notwithstanding the foregoing, any purchaser that is not a "Qualified Institutional Buyer" under Rule 144A under the Securities Act, will receive the New Notes in certificated form and will not be able to trade such securities through the Depositary until the New Notes are resold to a Qualified Institutional Buyer. After the initial issuance of the Global Note, New Notes in certificated form will be issued in exchange for the Global Note as set forth in the Indenture. See "Description of New Notes--Form of New Notes."

Subordination...............  The New Notes will be general unsecured obligations of the Company, subordinated in right of payment to the 11% Senior Notes and all other present and future Senior Indebtedness of the Company including the Company's obligations under the Revolving Credit Facility and are effectively subordinated to all Indebtedness and other obligations of the Subsidiaries. As of June 29, 1997, after giving effect to the issuance and sale of the Old Notes and the application of the net proceeds therefrom, the aggregate amount of outstanding Indebtedness (excluding trade and construction payables) of the Company and its Subsidiaries was $272.2 million, of which approximately $165.0 million constituted Senior Indebtedness and $7.2 million constituted Indebtedness of the Subsidiaries. The Company has no Indebtedness outstanding to which the New Notes are senior, and the Company has no plans to issue any such Indebtedness.

Certain Covenants...........  The indenture pursuant to which the New Notes will be issued (the "Indenture") will, among other things, limit the ability of the Company and its Subsidiaries other than Unrestricted Subsidiaries to: incur additional indebtedness; make certain restricted payments; make certain investments; grant liens on assets; sell assets; enter into transactions with Related Persons; issue Capital Stock of Subsidiaries; and merge, consolidate or transfer substantially all of their assets.

                              For more complete information regarding the New Notes, see "Description of the New Notes."

                                 RISK FACTORS

  Prospective investors should consider, in addition to the information contained in this Prospectus, including the Company's consolidated financial statements and notes thereto, the following risk factors before making an investment in the Notes.

LEVERAGE AND DEBT SERVICE

  As a result of the redemption of the Series B Preferred Stock and the issuance and sale of the Old Notes, the Company and its Subsidiaries are highly leveraged. On a pro forma basis, giving effect to such transactions, the Company would have had total indebtedness of $272.2 million and stockholders' deficit of approximately $36.7 million as of June 29, 1997. The indentures governing the Notes and the 11% Senior Notes as well as the revolving credit facilities of the Company or any Subsidiary (or any replacement facilities) (the "Revolving Credit Facility"), will contain financial and other covenants that restrict, among other things, the ability of the Company and its Subsidiaries to incur additional indebtedness, create liens upon assets, pay dividends on or repurchase shares of capital stock, and make certain loans, investments or guarantees. Such leverage and restrictions may limit the Company's ability to respond to changing business and economic conditions and to finance its future operations or capital needs, including the Company's ability to achieve its plans to remodel and expand existing supermarkets and open new supermarkets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of the New Notes."

  Required payments of principal and interest on the Company's long-term debt are expected to be financed from cash flow from operations and debt financings. The Company's future performance and ability to generate sufficient cash to meet its obligations are subject to prevailing economic conditions, competition and other factors, some of which are beyond the control of the Company. There can be no assurance that cash flow from operations will be sufficient to enable the Company to service its debt and meet its other obligations.

GEOGRAPHIC CONCENTRATION AND THE INLAND EMPIRE ECONOMY

  The Company's supermarkets are located principally in the Inland Empire of Southern California. As a result of this geographic concentration, the Company's growth and operations depend upon economic conditions in the Inland Empire. Any adverse change in the local economy could have a material adverse effect on the Company.

CHANGE OF CONTROL OFFERS

  Upon a Change of Control (as defined), the Company is required under the Indenture to make a Change of Control Offer (as defined) to purchase the Old Notes and the New Notes (collectively, the "Notes") at a price equal to 101% of the principal balance thereof, plus accrued and unpaid interest thereon, if any. The 11% Senior Notes contain the same change of control provision as the Old Notes. In the event that the Company were required to purchase outstanding Notes and the 11% Senior Notes pursuant to a Change of Control Offer, the Company would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. There can be no assurance that the Company would be able to obtain such financing or, if obtained, that it would be on favorable terms. See "Description of the New Notes--Change of Control."

HOLDING COMPANY STRUCTURE; POTENTIAL CHANGE OF CONTROL OF SUBSIDIARY

  The Company's ability to make required principal and interest payments with respect to the Company's Indebtedness, including the Notes, depends upon the earnings of its principal operating subsidiary, Stater Bros. Markets, and the Company's ability to receive funds from Stater Bros. Markets through dividends and other payments. Legal restrictions on the payment of dividends may impair the ability of Stater Bros. Markets to make funds available to the Company for payments upon the Notes. In addition, the Revolving Credit Facility of Stater Bros. Markets contains covenants restricting its ability to pay dividends and make advances to the Company. Stater Bros. Markets is not obligated or required to pay any amounts due pursuant to the Notes or to make funds available therefor in the form of dividends or advances to the Company. The Notes are effectively subordinated to all existing and future liabilities and the outstanding shares of preferred stock, if any, of Stater Bros. Markets and the Company's other Subsidiaries. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  In 1983, in connection with the guaranty of certain Stater Bros. Markets leases by a corporation that was later acquired by Texas Eastern Corporation ("Texas Eastern"), Stater Bros. Markets issued certain shares of its $11.00 Cumulative Preferred Stock ("Markets Preferred Stock"), ten shares of which are still outstanding and held by Texas Eastern. In the event of a violation of certain provisions of the Markets Preferred Stock, subject to the terms and provisions of the Markets Preferred Stock, the holder(s) of such preferred stock would have the right to elect all the directors of Stater Bros. Markets. Those provisions, among other things, prohibit Stater Bros. Markets from (i) merging with any person; (ii) breaching in any material respect any of its obligations under any indebtedness for borrowed money; (iii) breaching in any material respect any of its obligations under certain contracts or leases;
(iv) selling or encumbering all or substantially all of the property and assets of the corporation; or (v) guaranteeing or becoming liable with respect to certain indebtedness; in each case without the consent of the holder of the Markets Preferred Stock, which consent may not be withheld unreasonably.

CERTAIN INSOLVENCY CONSIDERATIONS

  Under applicable provisions of federal bankruptcy law and comparable provisions of state fraudulent transfer law, if at the time the Company incurred the Old Notes, the Company (a) (i) was insolvent or rendered insolvent by reason of such incurrence, or (ii) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature or (iv) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), and (b) received less than reasonably equivalent value or fair consideration, then a court in a lawsuit by an unpaid creditor or representative of creditors of the Company, such as a bankruptcy trustee or the Company as a debtor-in-possession, could avoid the Company's obligations under the Old Notes and/or the New Notes and direct the return to the Company or to a fund for the benefit of its creditors of any payments of principal, premium (if any), and interest made thereunder. Courts have held that certain payments to stockholders from the proceeds of a debt financing do not constitute reasonably equivalent value or fair consideration to the Company. Moreover, regardless of the factors identified in the foregoing clauses (i) through (iv), such court could avoid such obligations and direct such repayment if it were to find that the obligations under the Old Notes and/or the New Notes were incurred with an intent to hinder, delay, or defraud the Company's creditors.

  The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature.

  The Company believes that none of the factors identified in clauses (i) through (iv) above were present when the Old Notes were issued. Based upon the foregoing and upon its own analysis of all relevant facts, the Company believes that the Notes would not be subject to avoidance under fraudulent transfer laws. There can be no assurance, however, that a court would reach the same conclusion.

COMPETITION

  The Company operates in a highly competitive industry characterized by narrow profit margins. Competitive factors include price, quality and variety of products, customer service, store condition and store location. The number and type of competitors vary by location and include local, regional and national grocery retailers as well as convenience stores, specialty food stores, retail drug stores, national general merchandisers and discount retailers, membership clubs and warehouse stores. The Company's primary competitors include Lucky, Vons, Hughes, Albertson's, Ralphs, and a number of independent supermarket operators. The Company monitors competitive activity and management regularly reviews the Company's marketing and business strategy and periodically adjusts them to adapt to changes in the Company's primary trading area. The Company's cash flow from operations could be adversely affected by certain product mix and pricing changes made in response to competition from existing or new competitors. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its success is largely dependent upon the efforts and experience of its senior management team led by its Chairman, President and Chief Executive Officer, Jack H. Brown and certain key managers. The loss of the services of Mr. Brown and key managers could have a material adverse effect on the Company's cash flow from operations. Jack H. Brown has a majority interest in and is the managing general partner of La Cadena Investments, a general partnership which will be the Company's sole stockholder upon redemption of the Series B Preferred Stock.

RISKS RELATED TO SANTEE

  In connection with the construction by Santee of its new facility in the City of Industry, the Company and Hughes each have entered into a requirements contract (the "Product Purchase Agreement") with Santee. The Company's Product Purchase Agreement requires the Company to purchase, and Santee to supply, minimum requirements of products to be produced by the new dairy. The unit price for products sold to the Company under the Product Purchase Agreement reflects Santee's costs (both direct and indirect) of producing such products, and is established at levels sufficient to enable Santee to comply with debt service and fixed charge coverage ratios applicable to it under the Santee Financing. The prices payable by the Company for milk and other fluid products under the Company's Product Purchase Agreement are anticipated to be below the prices which could otherwise be obtained for similar products. However, each of Hughes and the Company is required to pay increased prices to the extent necessary to reflect Santee's actual costs of production and maintain Santee's debt service coverage ratio and fixed charge coverage ratio at or above levels specified under the terms of the Santee Financing. Accordingly, prices payable by the Company will be affected by Santee's success in recovering fixed costs and overhead through sales to third parties unaffiliated with the Company or Hughes, as well as Santee's ability to operate in accordance with projected results of operations. As a result, there can be no assurance that the prices paid by the Company to Santee will not increase, perhaps substantially, which could have a material adverse effect on the Company.

  The obligations of Santee under the Santee Financing are secured by, among other things, all of the equity interests in Santee Inc., the rights of Santee with respect to each Product Purchase Agreement, certain additional personal property of Santee Inc., and substantially all of the real property relating to the new dairy. The Santee Financing contains customary events of default, in addition to events of default triggered by the acceleration of debt of Hughes or certain Hughes affiliates, acceleration of debt of the Company, and a default under certain provisions of the Product Purchase Agreements. Any such default could result in increased prices for products and/or in the acceleration of Santee's payment obligations under the Santee Financing and the loss of the Company's investment in Santee. As a result, the availability and price of fluid milk products to the Company, and the value of the Company's investment in Santee, could be adversely affected by events involving Hughes or its affiliates, over which the Company has no control.

  There can be no assurance that the new dairy ultimately will be completed on a timely basis or for the amount currently budgeted, that Santee will not experience delays or difficulties in the completion of construction or the commencement of operations at the new dairy or that the new dairy will perform in accordance with expectations. Any such failure to so complete or perform could materially adversely affect the Company. In addition, the Company and Hughes have covenanted to cause the completion of the new dairy, as well as to provide additional funds to Santee to the extent necessary to complete the new dairy; provided, however, that the Company's obligations described in this sentence are subject in all respects to the terms of the Senior Note Indenture. Also, the Company may need to make capital investments in Santee generally to protect its investment. The Company may need to seek third-party financing to the extent it does not have available funds for such capital contributions and investments. There can be no assurance, however, that the Company would be able to obtain such financing or that, if available, it would be available on favorable terms. Additionally, the Company is not permitted to make such investments in Santee under the terms of the Bank Credit Agreement, unless such Agreement is amended.

   Santee will be restricted by the terms of the Santee Financing from making dividend payments on its capital stock which restriction could materially adversely impact the Company's access to such investment amounts once made.

LABOR RELATIONS

  Substantially all of the Company's employees are represented by either the United Food & Commercial Workers International Union or International Brotherhood of Teamsters. The Company's unionized employees are covered by several collective bargaining agreements. Of the Company's major collective bargaining agreements, the United Food & Commercial Workers International Union contract, which covers the largest number of employees, was recently renewed and expires in October 1999. The Company's collective bargaining agreement with the International Brotherhood of Teamsters was renewed in September 1994 and expires in September 1998. Management believes it has good relations with its employees. While the Company believes that relations with its employees are good, a prolonged labor dispute could have a material adverse effect on the Company's cash flow from operations. Twelve employees recently filed a lawsuit against the Company alleging racial discrimination in the Company's employment practices. See "Business--Legal Proceedings."

SUBORDINATION

  The Company conducts substantially all of its operations through its wholly owned subsidiaries, Stater Bros. Markets and Stater Bros. Development, Inc. The Company is dependent on the earnings and cash flow of its Subsidiaries to meet its debt obligations, including its obligations with respect to the 11% Senior Notes and the Notes. Because the assets of the Company's Subsidiaries constitute all of the operating assets of the Company, and because the Subsidiaries do not guaranty the payment of principal and interest on the Notes, the Holders of the Notes will have no direct claim to the assets of the Company's Subsidiaries, and, as a result, all existing and future obligations (including debt, taxes, trade and construction payables) of the Company's Subsidiaries must be paid in full before amounts, if any, would become available for distribution to the Holders. As of June 29, 1997, after giving effect to the issuance and sale of the Old Notes and application of the net proceeds therefrom, the aggregate amount of outstanding Indebtedness (excluding trade and construction payables) of the Company and its Subsidiaries was $272.2 million, of which approximately $165.0 million constituted Senior Indebtedness and $7.2 million constituted Indebtedness of the Subsidiaries.

  The Notes are subordinated to all existing and future Senior Indebtedness of the Company. Except for limitations on the aggregate amount of consolidated indebtedness that the Company may incur, the Indenture does not limit the ability of the Company to incur additional Senior Indebtedness or transfer assets to or among its Subsidiaries (other than Unrestricted Subsidiaries). In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to make payments on the Old Notes and/or the New Notes only after all Senior Indebtedness of the Company has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the Old Notes and/or the New Notes. Under certain circumstances, holders of the Senior Indebtedness of the Company may block payments on the Old Notes and/or the New Notes. In addition, in the event of any distribution or payment of the assets of the Company in any foreclosure, dissolution, winding-up, liquidation or reorganization, holders of Senior Indebtedness will have a prior claim to the assets of the Company and to the assets of its Subsidiaries which constitute their collateral, if any.

  In the event of a Change of Control, each Holder of the Old Notes and/or the New Notes will have the right to require the Company to repurchase such Holder's Senior Subordinated Notes at 101%, plus accrued interest. Such right is subordinated to the rights of the holders of Senior Indebtedness and, effectively, all indebtedness of the Company's Subsidiaries. These requirements and subordination of the Notes will limit the ability of the Company to repurchase the Notes. The Senior Note Indenture has change of control provisions substantially similar to the Indenture's provisions. See "Description of the New Notes--Change of Control."

ABSENCE OF ESTABLISHED PUBLIC MARKET

  Although the Old Notes and the New Notes are eligible for trading in the PORTAL market, and the New Notes are approved for listing on the American Stock Exchange (subject to official notice of issuance), there currently is no established trading market for the New Notes, and the Company has taken no steps and does not intend to take steps to facilitate any public trading market for the New Notes. Therefore, there can be no assurance that an active public market for the New Notes will develop or, if developed, will continue to exist. If a public trading market develops for the New Notes, future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending upon such factors, the New Notes may trade at a discount from their principal amount.

FEDERAL INCOME TAX CONSESQUENCES

  The exchange of Old Notes for New Notes pursuant to the Offer may be treated as a taxable exchange for federal income tax purposes, possibly resulting in the recognition of gain or additional interest income by the holder of such notes or a change in the timing or character of income of the holder of such notes. See "Certain Federal Income Tax Consequences."

                                   THE OFFER

PURPOSE OF THE OFFER

  The Offer is designed to provide Holders of Old Notes with an opportunity to acquire New Notes which, unlike the Old Notes, will be freely tradable at all times, subject to any restrictions on transfer imposed by state "blue sky" laws; provided that the Holder is not an affiliate of the Company within the meaning of the Securities Act and represents that the New Notes are being acquired in the ordinary course of such Holder's business and the Holder is not engaged in, and does not intend to engage in, a distribution of the New Notes. The outstanding Old Notes in the aggregate principal amount of $100 million were originally issued and sold on July 24, 1997 in order to provide financing for, among other things, the redemption of the Series B Preferred Stock, for the payment of accrued and unpaid dividends on the Series B Preferred Stock to Reading Australia PTY Limited and a financial advisory fee to La Cadena Investments and for working capital and general corporate purposes. The original sale to the Initial Purchaser was not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act and the concurrent resale of the Old Notes to investors was not registered under the Securities Act in reliance upon the exemption provided by Rule 144A promulgated under the Securities Act. The Old Notes may not be reoffered, resold, or transferred other than pursuant to a registration statement filed pursuant to the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Pursuant to Rule 144 promulgated under the Securities Act, Old Notes may generally be resold commencing two years after the date of original issuance, in any amount and otherwise without restriction by a Holder who is not, and has not been for the preceding three months, an affiliate of the Company. The Old Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages Market ("PORTAL"), and may be resold to certain Qualified Institutional Buyers pursuant to Rule 144A promulgated under the Securities Act. Certain other exemptions may also be available under other provisions of the federal securities laws and the resale of the Old Notes.

  In connection with the original sale of the Old Notes, the Company entered into the Registration Rights Agreement, pursuant to which it agreed to file with the Commission a registration statement covering the exchange by the Company of New Notes for the Old Notes in a transaction designed to provide Holders with identical New Notes that, with certain limitations, will be freely tradable. The Registration Rights Agreement provides that the Company must use its best efforts to file within 30 days and cause the filing to become effective within 120 days of the date of the filing of a registration statement with respect to the New Notes. In addition, under certain circumstances the Company may be required to file a shelf registration statement covering the Old Notes and to use its best efforts to cause such registration statement to be declared effective. In the event that the Offer is not filed by the 30th calendar day or is not declared effective by the 120th calendar day following the date of the filing of the registration statement or in the event the Offer is not consummated within 30 days after the registration statement with respect to the New Notes is declared effective or the shelf registration, if required, is not declared effective prior to the 120th calendar day following the original issue of the Old Notes or if the registration statement ceases to be effective at any time prior to the consummation of the Offer, the interest rate borne by the Old Notes shall be increased by one-half of one percent per annum following such 30-day or 120-day period, as applicable. Such interest rate will be reduced to the original rate upon satisfaction of the Company's obligations with respect to the Offer or the shelf registration statement, as applicable.

  The staff of the Commission has issued certain interpretive letters that concluded, in circumstances similar to those contemplated by the Offer, that new debt securities issued in a registered exchange for outstanding debt securities, which new securities are intended to be substantially identical to the securities for which they are exchanged, may be offered for resale, resold and otherwise transferred by the holders thereof (other than any holder that is an affiliate of the issuer or a broker-dealer) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new securities are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of the new securities. See "The Offer--Resales of New Notes." The Company has not requested or obtained an interpretive letter from the Commission staff with respect to this Offer, and the Company and the Holders are not entitled to rely on interpretive advice provided by the staff to other persons, which advice was based on the facts and conditions represented in such letters. However, the Offer is being conducted in a manner intended to be consistent with the facts and conditions represented in such letters. If any Holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, each broker-dealer that receives New Notes for its own account in exchange for the Old Notes, where such Old Notes were acquired by such broker-dealers as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." By delivering the Letter of Transmittal, a Holder tendering Old Notes for exchange will represent and warrant to the Company that the Holder is acquiring the New Notes in the ordinary course of its business and that the Holder is not engaged in, and does not intend to engage in, a distribution of the New Notes. ANY HOLDER USING THE OFFER TO PARTICIPATE IN A DISTRIBUTION OF THE NEW NOTES TO BE ACQUIRED IN THE OFFER MUST COMPLY WITH THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT IN CONNECTION WITH A SECONDARY RESALE TRANSACTION. HOLDERS WHO DO NOT EXCHANGE THEIR OLD NOTES PURSUANT TO THIS OFFER WILL CONTINUE TO HOLD OLD NOTES THAT ARE SUBJECT TO RESTRICTIONS ON TRANSFER.

  It is expected that the New Notes will be freely transferable by the Holders thereof, subject to the limitations described in the immediately preceding paragraph and in "The Offer--Resales of New Notes." Sales of New Notes acquired in the Offer by Holders who are "affiliates" of the Company within the meaning of the Securities Act will be subject to certain limitations on resale under Rule 144A of the Securities Act. Such persons will only be entitled to sell New Notes in compliance with the volume limitations set forth in Rule 144A, and sales of New Notes by affiliates will be subject to certain Rule 144A requirements as to the manner of sale, notice and the availability of current public information regarding the Company. The foregoing is a summary only of Rule 144A as it may apply to affiliates of the Company. Any such persons must consult their own legal counsel for advice as to any restrictions that might apply to the resale of their New Notes.

  The New Notes otherwise will be identical in all respects (including interest rate, maturity, security and restrictive covenants) to the Old Notes for which they may be exchanged pursuant to this Offer.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth herein and in the accompanying Letter of Transmittal, the Company will exchange $1,000 principal amount of New Notes for each $1,000 principal amount of its outstanding Old Notes. New Notes will be issued only in integral multiples of $1,000 to each tendering Holder of Old Notes whose Old Notes are accepted in the Offer.

  The New Notes will bear interest from and including July 24, 1997. Accordingly, Holders who receive New Notes in exchange for Old Notes will forego accrued but unpaid interest on their exchanged Old Notes for the period from and including July 24, 1997 to the date of exchange, but will be entitled to such interest under the New Notes.

  As of July 25, 1997, $100,000,000 aggregate principal amount of Old Notes was outstanding. This Prospectus and the Letter of Transmittal are being sent to all registered Holders. Tendering Holders will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Offer. The Company will pay all charges and expenses, other than certain transfer taxes which may be imposed, in connection with the Offer. See "The Offer--Payment of Expenses" below.

EXPIRATION DATE; EXTENSIONS; TERMINATION

  The Offer will expire at 5:00 P.M., New York City time, on November 17, 1997 (the "Expiration Date"), subject to extension by the Company by notice to the Exchange Agent as herein provided. The Company reserves the right to extend the Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Offer as so extended shall expire. The Company shall notify the Exchange Agent of any extension by oral or written notice and shall mail to the registered holders of Old Notes an announcement thereof, each prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

  The Company reserves the right to extend or terminate the Offer and not accept for exchange any Old Notes if any of the events set forth below under "The Offer--Conditions to the Offer" occur and are not waived by the Company, by giving oral or written notice of such delay or termination to the Exchange Agent. See "The Offer--Conditions to the Offer." The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "The Offer--Conditions to the Offer."

PROCEDURES FOR TENDERING

  The acceptance by Holders of the Offer pursuant to one of the procedures set forth below will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  To be tendered effectively, the Old Notes, together with the properly completed Letter of Transmittal (or facsimile thereof), executed by the registered Holder thereof, and any other documents required by the Letter of Transmittal, must be received by the Exchange Agent at the address set forth below prior to 5:00 P.M., New York City time, on the Expiration Date. LETTERS OF TRANSMITTAL AND OLD NOTES SHOULD NOT BE SENT TO THE COMPANY.

  Signatures on a Letter of Transmittal must be guaranteed unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder of Old Notes who has not completed the box entitled "Special Issuance and Delivery Instructions" on the Letter of Transmittal or (ii) for the account of any firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank or trust company having an office in the United States (and "Eligible Institution"). In the event that signatures on a Letter of Transmittal are required to be guaranteed, such guarantee must be by an Eligible Institution.

  The method of delivery of Old Notes and other documents to the Exchange Agent is at the election and risk of the Holder, but if delivery is by mail it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent before the Expiration Date.

  If the Letter of Transmittal is signed by a person other than a registered Holder of any Old Note tendered therewith, such Old Note must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name or names of the registered Holder or Holders appear on the Old Note(s).

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Old Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor the Exchange Agent shall be under any duty to give notification of defects in such tenders or shall incur liabilities for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  The Company's acceptance for payment of Old Notes tendered pursuant to the Offer will constitute a binding agreement between the tendering person and the Company upon the terms and subject to the conditions of the Offer.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

  (a) The tender is made through an Eligible Institution;

  (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five (5) New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

  (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five
  (5) New York Stock Exchange trading days after the Expiration Date.

  Upon request of the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

CONDITIONS TO THE OFFER

  Notwithstanding any other provisions of the Offer, or any extension of the Offer, the Company will not be required to issue New Notes in respect of any properly tendered Old Notes not previously accepted, and may terminate the Offer by oral or written notice to the Exchange Agent and the Holders, or, at its option, modify or otherwise amend the Offer, if any material change occurs that is likely to affect the Offer, including, but not limited to, the following:

  (a) there shall be instituted or threatened any action or proceeding before any court or governmental agency challenging the Offer or otherwise directly or indirectly relating to the Offer or otherwise affecting the Company;

  (b) there shall occur any development in any pending action or proceeding that, in the sole judgment of the Company, would or might (i) have an adverse effect on the business of the Company, (ii) prohibit, restrict or delay consummation of the Offer, or (iii) impair the contemplated benefits of the Offer;

  (c) any statute, rule or regulation shall have been proposed or enacted, or any action shall have been taken by any governmental authority which, in the sole judgment of the Company, would or might (i) have an adverse effect on the business of the Company, (ii) prohibit, restrict or delay consummation of the Offer, or (iii) impair the contemplated benefits of the Offer; or

  (d) there exists, in the sole judgment of the Company, any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which the Company is a party or by which it is bound) to the consummation of the transactions contemplated by the Offer.

  The Company expressly reserves the right to terminate the Offer and not accept for exchange any Old Notes upon the occurrence of any of the foregoing conditions. In addition, the Company may amend the Offer at any time prior to 5:00 P.M., New York City time, on the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Offer in any manner which, in its good faith judgment, is advantageous to the Holders.

  The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, in its sole discretion. Any determination made by the Company concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

  If the Offer is terminated by the Company because (a) after conferring with its counsel, the Company determines that the Commission is unlikely to declare such Offer effective or (b) in good faith and in the exercise of its best judgment with advice from counsel, the Company determines that (i) the interests of the Holders would be adversely affected by the consummation of the Offer, (ii) the New Notes would not be tradable without material restrictions under the Securities Act or applicable Blue Sky or state securities laws, (iii) BancAmerica Securities, Inc. so reasonably requests or
(iv) the offer is commenced and not consummated within 180 days after July 24, 1997 then the Company shall not be obligated under the Registration Rights Agreement to consummate the Offer. If the Offer is terminated, the Company will be required, pursuant to the Registration Rights Agreement, to file with the Commission, and obtain the effectiveness of, a shelf registration statement pursuant to which the Old Notes may be resold by Holders under the Securities Act. If such shelf registration statement is not declared effective by the Commission within 120 days of the original issuance of the Old Notes then the Company will be obligated to pay to Holders the additional interest described above under "The Offer--Purpose of the Offer".

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon the terms and subject to the conditions of the Offer, the Company will accept all Old Notes validly tendered prior to 5:00 P.M., New York City time, on the Expiration Date. The Company will deliver New Notes in exchange for Old Notes promptly following the Expiration Date.

  For purposes of the Offer, the Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Notes. Under no circumstances will interest be paid by the Company or the Exchange Agent by reason of any delay in making such payment or delivery.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Old Notes will be returned, at the Company's expense, to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Offer.

WITHDRAWAL RIGHTS

  Tenders of Old Notes made pursuant to the Offer are irrevocable and may not be withdrawn.

EXCHANGE AGENT

  First Trust of New York has been appointed as Exchange Agent for the Offer. All correspondence in connection with the Offer and the Letter of Transmittal should be addressed to the Exchange Agent as follows:

BY REGISTERED, CERTIFIED OR
OVERNIGHT MAIL:                         BY HAND:                              BY FIRST CLASS MAIL:                   BY FACSIMILE:
---------------------------             --------                              --------------------                   -------------
c/o First Trust National Association    c/o First Trust National Association  c/o First Trust National Association   (612) 244-1537
180 East Fifth Street                   180 East Fifth Street                 P. O. Box 64485                        BY TELEPHONE:
St. Paul, MN 55101                      St. Paul, MN 55101                    St. Paul, MN 55164-9549                --------------
Attn: Specialized Finance               Attn: Bond Drop Window                                                       1-800-934-6802
                                                                                                                     Bond Holder
                                                                                                                     Services

  Requests for additional copies of the Prospectus or the Letter of Transmittal should be directed to the Exchange Agent or the Company.

PAYMENT OF EXPENSES

  The Company will not make any payments to brokers, dealers or others for soliciting acceptances of the Offer. The Company, however, will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay the cash expenses to be incurred in connection with the Offer, which are estimated in the aggregate to be approximately $175,000.

  The Company has not retained any dealer-manager or similar agent in connection with the Offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the Offer.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Old Notes, which is the principal amount, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Offer will be capitalized for accounting purposes.

RESALES OF NEW NOTES

  With respect to resales of New Notes, based on certain interpretive letters issued by the staff of the Commission to third parties, the Company believes that a holder of New Notes (other than (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person who is an affiliate of the Company within the meaning of Rule 405 under the Securities
Act) who exchanged Old Notes for New Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of the Securities Act, provided that a broker-dealer who holds Old Notes that were acquired for its own account as a result of market making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act. If any other holder is deemed to be an "underwriter" within the meaning of the Securities Act or acquires New Notes in the Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available. The Company has agreed that for a period of 180 days from the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

                                CAPITALIZATION

  The table below sets forth the consolidated capitalization of the Company
(i) at June 29, 1997 and (ii) as adjusted to give effect to the issuance of the Old Notes and the application of the net proceeds therefrom.

  This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the related notes thereto, included elsewhere in this Prospectus.

                                                              JUNE 29, 1997
                                                           ---------------------
                                                            ACTUAL   AS ADJUSTED
                                                           --------  -----------
                                                              (IN THOUSANDS)
Cash...................................................... $ 39,830   $ 55,230
                                                           ========   ========
Long-Term Debt:
  Capitalized Lease Obligations........................... $  6,042   $  6,042
  11% Senior Notes due 2001...............................  165,000    165,000
  Senior Subordinated Notes due 2004......................       --    100,000
                                                           --------   --------
    Total Long-Term Debt..................................  171,042    271,042
Preferred Stock:
  10.5% Cumulative Series B Preferred Stock...............   69,365         --
Stockholders' Equity (Deficit):
  Class A Common Stock....................................        1          1
  Additional Paid-in Capital..............................   12,715     12,715
  Retained (Deficit)......................................  (34,773)   (49,423)
  Less Option to acquire Stock............................  (14,650)        --
                                                           --------   --------
    Total Stockholders' Deficit...........................  (36,707)   (36,707)
                                                           --------   --------
    Total Capitalization.................................. $203,700   $234,335
                                                           ========   ========

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following information is qualified in its entirety by the consolidated financial statements of the Company. The following table sets forth selected consolidated financial data and other information of the Company. The "Statement of Earnings Data" and "Balance Sheet Data" (i) as of and for the 52 weeks ended September 27, 1992 and September 26, 1993 are derived from the audited consolidated financial statements not included in this Prospectus,
(ii) as of and for the 52 weeks ended September 25, 1994 and September 24, 1995 and as of and for the 53 weeks ended September 29, 1996 are derived from the audited consolidated financial statements of the Company contained elsewhere in this Prospectus and (iii) as of and for the 39 weeks ended June 23, 1996 and June 29, 1997 are derived from the unaudited consolidated financial statements of the Company contained elsewhere in this Prospectus. The unaudited consolidated financial statements include all normal recurring adjustments, management considers necessary for a fair presentation of the consolidated financial data. The schedules of "Other Operating Data" and "Store Data" are unaudited. The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and schedules and accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                           FISCAL YEAR ENDED                            39 WEEKS ENDED
                         ----------------------------------------------------------  ----------------------
                         SEPT. 27,   SEPT. 26,   SEPT. 25,   SEPT. 24,   SEPT. 29,    JUNE 23,    JUNE 29,
                          1992(1)       1993        1994        1995      1996(2)       1996        1997
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                       (IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)
STATEMENT OF EARNINGS
 DATA:
Sales................... $1,539,758  $1,526,002  $1,539,717  $1,579,895  $1,705,332  $1,244,312  $1,292,267
Cost of goods sold......  1,201,067   1,195,399   1,199,794   1,227,355   1,315,726     959,246     997,032
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Gross profit............    338,691     330,603     339,923     352,540     389,606     285,066     295,235
Operating expenses:
 Selling, general and
  administrative
  expenses..............    302,547     300,826     297,474     308,332     328,242     239,252     248,683
 Depreciation and
  amortization..........      9,230       9,910      11,656      11,756      12,583       9,220       9,858
 Consulting fees(3).....      4,400          --         830       1,500       1,525       1,125       1,125
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total operating
 expenses...............    316,177     310,736     309,960     321,588     342,350     249,597     259,666
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating profit........     22,514      19,867      29,963      30,952      47,256      35,469      35,569
Interest income.........        354         171         384         952       1,929       1,309       1,733
Interest expense........     (9,901)    (10,292)    (15,501)    (20,076)    (20,258)    (14,943)    (14,871)
Equity in earnings
 (loss) from
 unconsolidated
 affiliate..............        296         107        (592)       (980)     (1,624)       (935)     (1,123)
Other income (loss)--
 net....................        100         265         391          97        (172)       (187)         96
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before income
 taxes, extraordinary
 charge and cumulative
 effect of a change in
 accounting for income
 taxes..................     13,363      10,118      14,645      10,945      27,131      20,713      21,404
Income taxes............      5,616       4,426       5,856       4,218      11,120       8,390       8,777
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before
 extraordinary charge
 and cumulative effect
 of a change in
 accounting for income
 taxes..................      7,747       5,692       8,789       6,727      16,011      12,323      12,627
Extraordinary
 (charge)(4)............     (1,470)         --      (8,036)         --          --          --          --
Cumulative effect of a
 change in accounting
 for income taxes(5)....         --          --         372          --          --          --          --
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income..............      6,277       5,692       1,125       6,727      16,011      12,323      12,627
Preferred dividends.....        553         323         327          --       4,111       2,155       5,448
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income available to
 common stockholders.... $    5,724  $    5,369  $      798  $    6,727  $   11,900  $   10,168  $    7,179
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
Earnings per common
 share before
 extraordinary charge
 and cumulative effect
 of a change in
 accounting for income
 taxes.................. $    71.94  $    53.69  $    84.62  $    67.27  $   165.28  $   126.75  $   143.58
Earnings per common
 share.................. $    57.24  $    53.69  $     7.98  $    67.27  $   165.28  $   126.75  $   143.58

                                            FISCAL YEAR ENDED                             39 WEEKS ENDED
                          -------------------------------------------------------------  ------------------
                          SEPT. 27,    SEPT. 26,    SEPT. 25,    SEPT. 24,   SEPT. 29,   JUNE 23,  JUNE 29,
                           1992(1)        1993         1994         1995      1996(2)      1996      1997
                          ----------   ----------   ----------   ----------  ----------  --------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE, PERCENTAGES AND STORE DATA)
BALANCE SHEET DATA (END
 OF PERIOD):
Working capital.........  $   25,947   $   21,596   $   41,422   $   45,014  $   63,473  $ 69,960  $ 72,761
Total assets............     262,887      264,484      306,489      314,082     338,294   328,546   330,443
Long-term notes and
 mortgages payable......      89,750       87,576      165,000      165,000     165,000   165,000   165,000
Long-term capitalized
 lease obligations......      11,893       10,456        9,187        8,099       6,917     7,293     6,042
Other long-term
 liabilities............      13,014       15,736       15,765       13,772      12,858    15,600    13,467
Series A Preferred
 Stock..................       1,600        3,600           --           --          --        --        --
Series B Preferred
 Stock..................          --           --           --           --      69,365    69,365    69,365
Common stockholders'
 equity.................      35,333       40,702        6,851       13,578     (43,887)  (45,619)  (36,707)
Dividends declared per
 share:
 Common Stock...........          --           --   $      400           --          --        --        --
 Class A Common Stock...          --           --           --           --          --        --        --
 10.5% Series B
  Preferred Stock.......          --           --           --           --  $     5.93  $   3.11  $   7.85
OTHER OPERATING DATA:
Sales increases
 (decreases):
 Total stores...........         1.7%        (0.9%)        0.9%         2.6%        7.9%      5.7%      3.9%
 Same stores (comparable
  52 weeks).............        (2.0%)       (1.9%)       (0.7%)        1.2%        6.3%      6.1%      3.9%
EBITDA(6)...............  $   32,494   $   30,320   $   41,802   $   42,777  $   59,972  $ 44,876  $ 46,133
Capital expenditures....  $   24,964   $   17,178   $   19,409   $   13,178  $   22,415  $ 13,658  $ 14,329
Gross profit as
 percentage of sales....       22.00%       21.66%       22.08%       22.31%      22.85%    22.91%    22.85%
Selling, general and
 administrative
 expenses as a
 percentage of sales....       19.65%       19.71%       19.32%       19.52%      19.25%    19.23%    19.24%
EBITDA as a percentage
 of sales...............        2.11%        1.99%        2.71%        2.71%       3.52%     3.61%     3.57%
Ratio of earnings to
 fixed charges(7).......        1.47x        1.36x        1.47x        1.36x       1.53x     1.62x     1.38x
Ratio of earnings to
 fixed charges as
 adjusted(8)............          --           --           --           --        1.46x       --      1.48x
STORE DATA:
Number of stores (at end
 of period).............         107          109          111          110         110       110       110
Average sales per store
 (000s).................  $   14,458   $   14,130   $   13,997   $   14,298  $   15,503  $ 11,312  $ 11,748
Average store size:
 Total sq. ft...........      28,079       28,309       28,617       28,717      28,809    28,809    28,809
 Selling sq. ft.........      20,323       20,484       20,708       20,773      20,845    20,845    20,845
Total sq. ft (at end of
 period) (000s).........       3,004        3,086        3,177        3,159       3,169     3,169     3,169
Total selling sq. ft.
 (at end of fiscal year)
 (000s).................       2,175        2,233        2,299        2,285       2,293     2,293     2,293
Sales per average total
 sq. ft.................  $      518   $      501   $      492   $      499  $      538  $    393  $    408
Sales per average
 selling sq. ft.........  $      715   $      692   $      680   $      689  $      744  $    543  $    564

--------
(1) Certain amounts have been reclassified to conform to the current period financial statement presentation.
(2) 53 week fiscal year.
(3) Consulting fees were paid pursuant to consulting agreements with La Cadena and Craig in 1992 and Craig since 1994.
(4) Extraordinary charges in 1992 and 1994 represent the after-tax charge from the early retirement of debt.
(5) The Company adopted SFAS No. 109 ("Accounting For Income Taxes") effective at the beginning of fiscal 1994 as a cumulative effect of a change in accounting principles.
(6) EBITDA represents income before income taxes, extraordinary charge and cumulative effect of a change in accounting for income taxes, plus interest expense, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as an alternative to cash flow or as a measure of liquidity or as an alternative to net earnings as indicative of operating performance. EBITDA is included herein because management believes that certain investors find it a useful tool for measuring the Company's ability to service its debt.
(7) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and the extraordinary charge, amortization of previously capitalized interest and the undistributed loss or earnings from less than 50% owned subsidiaries and includes fixed charges. Fixed charges consist of interest expense whether expensed or capitalized, amortization of deferred debt expense, preferred stock dividends adjusted to represent pretax earnings requirements and such portion of rental expenses as deemed by management to be representative of the interest factor in the particular case.
(8) As adjusted to give pro forma effect to the issuance of the Senior Subordinated Notes and the use of proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following table sets forth certain income statement components expressed as a percent of sales for the 52-week fiscal years ended September 25, 1994, September 24, 1995, and the 53-week fiscal year ended September 29, 1996 and the thirty-nine weeks ended June 23, 1996 and June 29, 1997. Comparisons between the 1994, 1995 and 1996 fiscal years are difficult due to the 1994 Recapitalization the Company entered into in March 1994 and the additional week in the 1996 fiscal year.

                                     FISCAL YEARS ENDED        39 WEEKS ENDED
                                ----------------------------- -----------------
                                SEPT. 25, SEPT. 24, SEPT. 29, JUNE 23, JUNE 29,
                                  1994      1995      1996      1996     1997
                                --------- --------- --------- -------- --------
Sales.........................   100.00%   100.00%   100.00%   100.00%  100.00%
Gross profit..................    22.08     22.31     22.85     22.91    22.85
Operating expenses:
  Selling, general and
   administrative expenses....    19.32     19.52     19.25     19.23    19.24
  Depreciation and
   amortization...............      .76       .74       .74       .74      .76
  Consulting fees.............      .05       .09       .09       .09      .09
Operating profit..............     1.95      1.96      2.77      2.85     2.76
Interest income...............      .03       .06       .11       .11      .13
Interest expense..............    (1.01)    (1.27)    (1.19)    (1.20)   (1.15)
Equity in earnings (loss) from
 unconsolidated affiliate.....     (.04)     (.06)     (.10)     (.08)    (.09)
Other income (loss)--net......      .02        --        --      (.02)     .01
Income before income taxes,
 cumulative effect of a change
 in accounting for income
 taxes and extraordinary loss.      .95       .69      1.59      1.66     1.66
Net income....................      .07       .43       .94       .99      .98

39 WEEKS ENDED JUNE 23, 1996 AND JUNE 29, 1997

  Total sales for the 39 weeks ended June 29, 1997 increased 3.9% and amounted to $1,292.3 million compared to $1,244.3 million for the comparable period in 1996. Same store sales increased 3.9% for the 39 week period. The Company operated 110 supermarkets at June 29, 1997 and at June 23, 1996. The increase in sales in the 39 week period of 1997 compared to the comparable period of 1996 is due to many factors, including favorable customer response to the Company's 60th Anniversary Marketing Program, slight improvements in the Southern California economy and favorable customer response to the Company's 1996 merchandising expansion and upgrading program. This included expanded product offerings in the deli, bakery, frozen foods and dairy departments and the continuing introduction of fresh cut flowers and prepackaged vegetables into 83 of the Company's 110 supermarkets.

  For the 39 week period of 1997, gross profits increased to $295.2 million or 22.85% of sales compared to $285.1 million or 22.91% of sales for the comparable period of the prior year. The decrease in gross profits, as a percent of sales, for the year-to-date period reflects the Company's commitment to retain its existing customer base and to attract new customers as the Southern California economy continues to improve and experiences increases in population in the Company's primary trading areas, through its marketing strategy of Every Day Low Prices.

  For the 39 week period of 1997, selling, general and administrative expenses amounted to $248.7 million or 19.24% of sales compared to $239.3 million or 19.23% of sales for the comparable period of the prior year. The increase in selling, general and administrative expenses in the 39 week period of 1997 when compared to the comparable period of 1996 is partially due to the incremental costs and expenses incurred to operate at the higher level of sales. In addition, selling, general and administrative expenses in the 39 week period of 1997 included increases in rent expenses, net of reduction in depreciation expenses, aggregating approximately $1.2 million as the result of the sale and leaseback of five supermarkets in January 1996 and an additional four supermarkets in October 1996. Selling, general and administrative expenses in the 39 week period of 1996 were also affected by a suspension of employer contributions (such trust was overfunded), aggregating $3.8 million, to a collective bargaining benefits trust in the 39 week period of fiscal 1996.

  In conjunction with the 1994 Recapitalization, the Company entered into a five-year consulting and covenant not to compete agreement (the "Consulting Agreement") with Craig Corporation ("Craig"). The Consulting Agreement provided for a prepayment of $5.0 million, which is amortized to expense over the five-year term of the covenant not to compete. Amortization of the prepaid covenant not to compete amounted to $750,000 for the thirty-nine weeks ended June 29, 1997 and June 23, 1996 and is included in depreciation and amortization expense.

  The Consulting Agreement also provided for annual consulting payments of $1.5 million, paid quarterly in arrears. Consulting fees paid or accrued to the benefit of Craig amounted to $1,125,000, for the thirty-nine weeks ended June 29, 1997 and June 23, 1996, respectively. On July 31, 1997, the Company gave notice to terminate the five-year Consulting Agreement with Craig.

  Depreciation and amortization expenses amounted to $9.9 million for the 39 week period ended June 29, 1997 compared to $9.2 million for the comparable period of the prior year as the result of capital expenditures completed after the 39 week period of 1996. Depreciation and amortization include amortization of a prepaid five-year covenant not to compete between the Company and Craig which became effective as of March 8, 1994.

  Operating profits increased to $35.6 million or 2.76% of sales for the 39 week period of 1997, from $35.5 million or 2.85% of sales for the comparable period of the prior year.

  Interest income and interest expense were at similar levels in the 39 week periods of both years and included amortization of $885,000, from fees and expenses incurred in connection with the 1994 Recapitalization. The equity in net loss from unconsolidated affiliate in the two 39 week periods resulted from increased rental costs related to a short term extension by Santee of its lease for its existing facility, and increased depreciation by Santee to reflect the anticipated salvage value of plant and equipment upon termination of the lease.

  Income before income taxes amounted to $21.4 million and $20.7 million respectively, in the 39 week periods of 1997 and 1996. Net income for the 39 week periods of 1997 and 1996, amounted to $12.6 million and $12.3 million, respectively.

FISCAL YEARS ENDED SEPTEMBER 25, 1994, SEPTEMBER 24, 1995 AND SEPTEMBER 29,
1996

  Total sales amounted to $1.705 billion in 1996, compared to $1.580 billion in 1995 and $1.540 billion in 1994. Same-store sales increased 6.3% in fiscal 1996 (52-week basis), and 1.2% in fiscal 1995 compared to a decrease of 0.7% in fiscal 1994. The increase in same-store sales in fiscal 1996 compared to fiscal year 1995 was due to many factors including decreases in competitor store openings, slight improvements in the Southern California economy and favorable customer response to the Company's 1996 merchandising expansion and upgrading program.

  Gross profits increased to $389.6 million or 22.85% of sales in 1996 compared to $352.5 million or 22.31% of sales in 1995 and $339.9 million or 22.08% of sales in 1994. The increase in gross profits, as a percentage of sales in fiscal years 1996, 1995 and 1994 was due to increased efficiencies in the Company's warehousing and transportation departments, the introduction of higher gross margin products such as prepackaged gourmet vegetables and fresh cut flowers and a decrease in competitive activity when compared to prior years.

  Operating expenses include selling, general and administrative expenses, depreciation and amortization, and consulting fees. In fiscal 1996, selling, general and administrative expenses amounted to $328.2 million or 19.25% of sales compared to $308.3 million or 19.52% of sales for fiscal 1995 and $297.5 million or 19.32% of sales for fiscal 1994. During 1996, the increase in the absolute amount of selling, general and administrative expenses was due to the additional week in the 53-week 1996 fiscal year and the additional expenses required to operate at the higher level of sales. However, due to the increase in sales in 1996, the Company operated more efficiently and, as a percentage of sales, selling, general and administrative expenses decreased, primarily due to efficiencies in supermarket payroll expenses and the leverage effect increased sales had on fixed expenses such as rents, depreciation and other supermarket occupancy expenses. Selling, general and administrative expenses in 1995 reflect reductions in expense categories such as workers' compensation and general liability self-insurance expenses of $2.8 million, which was offset by increases in direct labor, store supplies and advertising expenses. Additional expenses were incurred in 1995 to operate the new stores opened in June and August of fiscal 1994. Selling, general and administrative expenses for 1994 included certain non-recurring expenses including a $4.0 million standstill fee paid in conjunction with the 1994 Recapitalization and a one-time payment of $3.4 million to members of the Retail Clerks collective bargaining unit. Such non-recurring expenses in 1994 were partially offset by a non-recurring reduction in employer contributions to a collective bargaining unit health and welfare benefits trust of $13.6 million. Consulting fees consisted of fees paid under the Consulting Agreement, which will be terminated upon redemption of the Series B Preferred Stock.

  Depreciation and amortization expenses amounted to $12.6 million in 1996 compared to $11.8 million in 1995 and $11.7 million in 1994 and includes amortization of $1.0 million in 1996 and 1995 and $558,000 in 1994 from a $5.0 million prepaid five-year covenant not to compete included in a Consulting Agreement between the Company and Craig, which became effective March 8, 1994 as part of the 1994 Recapitalization.

  Operating profits increased to $47.3 million or 2.77% of sales in 1996 compared to $31.0 million or 1.96% of sales in 1995 and $30.0 million or 1.95% of sales in 1994.

  Interest expense amounted to $20.3 million, $20.1 million and $15.5 million for the 1996, 1995 and 1994 fiscal years, respectively. The increase in interest expense in 1995, when compared to 1994, is due to additional debt incurred in March 1994 to facilitate the 1994 Recapitalization. Such debt was outstanding during all of fiscal 1995 and was outstanding since March 8, 1994 in fiscal 1994. Interest expense includes amortization of fees and expenses of $1.2 million in 1996 and 1995 and $721,000 in 1994 incurred in connection with the 1994 Recapitalization.

  Income before income taxes and the cumulative effect of a change in accounting for income taxes and extraordinary loss amounted to $27.1 million, $10.9 million and $14.6 million for the 1996, 1995 and 1994 fiscal years, respectively.

  Income before the cumulative effect of a change in accounting for income taxes and extraordinary item for the 1996, 1995 and 1994 fiscal years amounted to $16.0 million, $6.7 million and $8.8 million, respectively.

  Effective the beginning of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" and realized a gain of $372,000 from the cumulative effect of a change in accounting for income taxes.

  In connection with the 1994 Recapitalization, the Company entered into a series of transactions that included the sale of the 11% Senior Notes, the early retirement of the outstanding 9.8% Senior Notes due 2001 and certain bank financings. The early retirement of debt resulted in an after-tax extraordinary charge to earnings of $8.0 million in the Company's 1994 second quarter.

  Net income amounted to $16.0 million in 1996, $6.7 million in 1995 and $1.1 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically has funded its daily cash flow requirements through funds provided by operations and through borrowings from short-term revolving credit facilities. The Company's short-term bank credit agreement dated as of March 8, 1994 (as amended, the "Bank Credit Agreement") consists of a revolving credit facility for working capital purposes of $15.0 million, all of which was available at June 29, 1997, and a $25.0 million standby letter of credit facility, of which $15.5 million was available at June 29, 1997, maintained pursuant to its worker's compensation and general liability self-insurance requirements. The Bank Credit Agreement expires on June 1, 1998. The Company expects to replace its Bank Credit Agreement with a three year facility with terms and conditions comparable to or better than the existing Bank Credit Agreement. There can be no assurances that the Company will be able to replace such facility or, if it is able to do so, whether it will receive favorable terms. The Company had no short term borrowings at the end of fiscal years 1996, 1995, 1994 or at June 23, 1996 and June 29, 1997. The average short term borrowings outstanding during fiscal years 1995 and 1994 was approximately $129,000 and $5.4 million, respectively. Weighted average interest rates were 9.7% and 4.4% during fiscal years 1995 and 1994, respectively. During 1996 and for the 39 weeks ended June 29, 1997, the Company did not incur any short-term borrowings. Borrowings under the Bank Credit Agreement are general unsecured obligations of Stater Bros. Markets and are guaranteed by Stater Bros. Development, Inc. It was a condition to the sale and issuance of the Old Notes that the Company received a necessary consent of the lender and the Company did receive such consent.

  Working capital and current ratios, respectively, amounted to $63.5 million and 1.50:1 at fiscal year end 1996, $45.0 million and 1.40:1 at fiscal year end 1995, $41.4 million and 1.38:1 at fiscal year end 1994, $72.8 million and 1.64:1 at June 29, 1997 and $70.0 million and 1.60:1 at June 23, 1996.

  The net cash provided by operating activities for the 39 weeks ended June 29, 1997, amounted to $3.7 million and included reductions in accounts payable and the deferred tax benefits arising from the October 1996 sale and leaseback transaction. As of September 29, 1996, the Company had increased its inventory and related accounts payable in anticipation of the implementation of the Company's 60th Anniversary Marketing Program in the first quarter of fiscal 1997. Accordingly, as of June 29, 1997, the Company's investment in inventories and related accounts payable are reflected at more traditional balances. The increase in the deferred tax benefit of $2.1 million was due primarily to the timing difference between tax and book requirements for recognizing the gain and resulting tax liability from the October 1996 sale and leaseback transaction. Net cash provided by operating activities amounted to $27.9 million, $18.9 million and $18.6 million for fiscal years 1996, 1995 and 1994, respectively. Fluctuations in operating assets and liabilities are not unusual in the supermarket industry. Net cash provided by operating activities in 1994 included certain components of the 1994 Recapitalization resulting in the changes of operating assets and liabilities. The increase in other assets in 1994 included approximately $8.0 million of fees and expenses incurred to issue debt and $5.0 million from the prepayment of a five-year covenant not to compete required under the Consulting Agreement.

  Net cash used by investing activities for the 39 weeks ended June 29, 1997, amounted to $2.8 million compared to $5.0 million of net cash provided by investing activities for the comparable period in fiscal 1996. The difference in net cash provided by investing activities between the comparable periods is due to the Company's capital expenditures during such periods, net of proceeds from asset dispositions and additional investment in Santee Dairies. Capital expenditures for the thirty-nine week periods amounted to $14.3 million in 1997 compared to $13.7 million in 1996.

  During the 39 weeks ended June 29, 1997, the Company remodeled nine supermarkets. Capital expenditures for fiscal 1997 were financed from cash provided by the October 1996 sale and leaseback transaction. Capital expenditures for fiscal 1997 are estimated to be approximately $25.0 million and will include expenditures incurred to construct two new supermarkets which are estimated to open in early fiscal 1998.

  In October 1996, the Company completed a sale and leaseback transaction with an unrelated third party for four of the Company's supermarkets. The net proceeds from the sale of the four supermarkets amounted to approximately $16.0 million, which approximated fair market value. The Company entered into leases for the four supermarkets with initial terms of 20 years and with options available to the Company which extend the lease terms up to an additional 20 years. The Company believes the rents due under the leases approximate fair market rents. The gains from the sale of the supermarkets were approximately $2.5 million and will be deferred and amortized into income over the initial term of the leases. As a result of the additional rent expenses, due on the four supermarkets, net of reductions in depreciation expense, operating expenses for the 52-week 1997 fiscal year will increase by approximately $1.1 million.

  In November 1996 and for approximately $200,000, the Company increased its ownership in Santee to 50%. Additionally, during the first quarter of fiscal 1997, the Company acquired approximately $4.8 million worth of preferred stock of Santee. The Company converted such preferred stock of Santee to common stock of Santee. Hughes retained a 50% ownership in Santee and acquired a like amount of the preferred stock of Santee and converted such preferred stock to common stock of Santee. Mr. Jack H. Brown, Chairman of the Board and Chief Executive Officer of Stater Bros. Markets also serves as Chairman of the Board and Chief Executive Officer of Santee Inc. Santee will, for the foreseeable future, provide the Company's supermarkets with a supply of high quality fluid milk and other dairy products.

  Net cash used by investing activities for the 1996, 1995 and 1994 fiscal years amounted to $3.8 million, $12.7 million and $14.4 million, respectively. The difference in net cash used by investing activities between the comparable periods in 1996, 1995 and 1994 is due to the Company's capital expenditures during such periods, net of proceeds from asset dispositions.

  Capital expenditures amounted to $22.4 million in 1996, $13.2 million in 1995 and $19.4 million in 1994. Capital expenditures for 1996 included costs incurred to construct a replacement supermarket, to complete eight major remodels and eight minor remodels and to acquire store equipment to support the 1996 merchandising expansion and upgrade program. Capital expenditures in fiscal 1995 included costs incurred to complete eight supermarket minor remodels, to acquire and install technology and equipment required to implement the Stater Express choice of payment system and to complete a supermarket major remodel and expansion. Capital expenditures for 1994 included costs incurred to construct three supermarkets and to complete four supermarket minor remodels. Capital expenditures in 1995 and 1994 were financed primarily from cash provided by operating activities while capital expenditures in 1996 were financed primarily by proceeds from the sale and leaseback of five supermarkets.

  In January 1996, the Company completed a sale and leaseback transaction with an unrelated third party for five of the Company's supermarkets. Gross proceeds from the sale of the five supermarkets amounted to approximately $18.5 million, which approximated fair market value. The Company entered into leases for the five supermarkets with initial terms of 20 years and with options available to the Company which extend the lease terms up to an additional 20 years. The Company believes the rents due in accordance with the terms of the leases approximate fair market rents. The gains from the sale of the supermarkets are deferred and will be amortized into income over the initial term of the leases. As a result of the additional rent expenses paid on the five supermarkets, net of reductions in depreciation expense, operating expenses increased by approximately $900,000 in fiscal 1996.

  During fiscal 1994, and in conjunction with the 1994 Recapitalization, the Company paid Craig $4.0 million in the form of common stock held by the Company for investment purposes in accordance with the terms of a certain Standstill Agreement between the Company and Craig.

  Net cash used by financing activities amounted to $6.3 million and $3.0 million for the 39 weeks in 1997 and 1996, respectively, and consisted of payments on the Company's capitalized lease obligations and the accretion or payment of dividends on the Company's Series B Preferred Stock. Such preferred stock dividends are due quarterly and the requirement to make such dividend payments on the Company's preferred stock commenced in March 1996.

  At the request of the holder of the Series B Preferred Stock the Company has deferred dividend payments on the Preferred Stock until approximately August 4, 1997. Accordingly, the Company deferred dividend payments on the Series B Preferred Stock and as of June 29, 1997, $3.8 million has been accrued and remains unpaid. On July 24, 1997, the Company gave notice of exercise of its option to redeem all outstanding shares of the Company's Series B Preferred Stock held by Reading Australia PTY Limited, a majority owned indirect subsidiary of Craig.

  Net cash used in financing activities in fiscal years 1996 and 1995 amounted to $5.2 million and $1.2 million, respectively. Net cash provided by financing activities in fiscal year 1994 amounted to $15.6 million. Net cash used in financing activities in fiscal years 1996 and 1995 reduced amounts due under capitalized lease obligations by $1.1 million and $1.2 million, respectively. Additionally, dividends paid or accrued for the Series B Preferred Stock amounted to $4.1 million in 1996.

  In March 1994, the Company completed the 1994 Recapitalization which included proceeds from the sale of $165.0 million of 11% Senior Notes. Such proceeds were used to fund the early retirement of $75.5 million of 9.8% Senior Notes due 2001, the early retirement of secured financings of $12.2 million, the prepayment of $9.0 million of capital expenditure financing, the prepayment premiums from the early retirement of debt of $12.9 million and the redemption of $3.6 million of the Company's Series A Preferred Stock. In addition, the 1994 debt offering proceeds were used to pay a dividend on the Company's Common Stock of $20.0 million, and $14.7 million of the proceeds were used to acquire an option to purchase the equity interest in the Company held by Craig.

  The Company is subject to certain covenants associated with the 11% Senior Notes and covenants included in the Bank Credit Agreement. As of June 29, 1997, the Company was in compliance with all such covenants. However, there can be no assurance that the Company will be able to achieve the expected operating results or implement the capital expenditure strategy upon which future compliance with such covenants is based.

  The Company believes that cash flow from operations and proceeds from borrowings, including lease financings, and funds available under the Bank Credit Agreement will be adequate to meet the Company's currently identifiable capital requirements.

LABOR RELATIONS

  The Company and other major supermarket employers in Southern California negotiated a four-year contract, beginning October 1995, with the United Food and Commercial Workers Union. The Company's collective bargaining agreement with the International Brotherhood of Teamsters was renewed for four years in September 1994. Management believes it has good relations with its employees.

RECENT ACCOUNTING STANDARDS

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), which the Company adopted at the beginning of fiscal year 1997. Management believes that the adoption of SFAS 121 will not have a material adverse effect on the Company's financial position or its results of operations for fiscal 1997.

INFLATION

  The Company's performance has been moderately affected by inflation. In recent years the impact of inflation on the operations of the Company has been moderate. As inflation has increased expenses, the Company has recovered, to the extent permitted by competition, the increase in expenses by increasing prices over time. However, the economic environment in Southern California continues to challenge the Company to become more cost efficient as its ability to recover increases in expenses through price increases is diminished. The future results of operations of the Company will depend upon the ability of the Company to adapt to the current economic environment as well as to the current competitive conditions.

                                   BUSINESS

GENERAL

  Stater Bros., founded in 1936, is a leading Southern California supermarket chain, operating 110 supermarkets located principally in the Inland Empire, one of the fastest growing areas in the United States. The Company is recognized as a low price leader in the Inland Empire and its supermarkets offer a high level of customer service, broad selection of brand-name merchandise, and quality meats and produce. Stater Bros. supermarkets also offer specialty service departments which include full service meat departments, bakeries, and delicatessens. Stater Bros., with sales of more than $1.7 billion for the fiscal year ended September 29, 1996, is the largest supermarket chain in its primary market area.

THE INLAND EMPIRE

  Approximately 80% of the Company's stores are located in the Inland Empire region of Southern California. The Inland Empire is comprised primarily of Riverside and San Bernardino counties, and also includes portions of Orange, Kern and Los Angeles counties. Riverside and San Bernardino counties encompass more than 29,000 square miles. Since 1980, this region has been one of the fastest growing areas in California in terms of new growth. Between 1990 and 1996, the Riverside/San Bernardino area increased in population by approximately 13%, reaching a combined population of approximately 3 million people in 1996. Several factors have contributed to the significant growth of this area, including affordability of new housing and availability of land. The average new housing prices in 1996 for San Bernardino and Riverside counties were approximately $160,000 and $162,000, respectively, compared to $256,000 and $260,000 in Los Angeles and Orange counties, respectively. As of 1996, the average income was approximately $30,300 in the Inland Empire compared to $32,100 in Orange County. Management believes that its "every day low price" ("EDLP") marketing strategy is optimally suited for the Inland Empire demographics.

BUSINESS STRATEGY

  The Company believes that 60 years of continuous service in the Inland Empire, its commitment to everyday low prices and the involvement of members of its management in community activities have contributed significantly to Stater Bros.' leading market position. Management has developed an operating strategy which it believes will foster continued growth in revenues and earnings and help maintain market share in the Inland Empire. Specifically, the strategy includes the following:

  Everyday Low Prices. The Company uses the EDLP format, combined with an aggressive advertising program, as an integral part of its strategy to provide the best overall supermarket value in its market area. The Company from time to time supplements its everyday low pricing with system-wide temporary price reductions on selected food and non-food merchandise. The Company's information systems and distribution network give management the flexibility to respond to market conditions by rapidly adjusting its prices.

  Quality and Breadth of Selection. A key factor in the Company's business strategy is to provide its customers with a variety of quality brand-name merchandise as well as alternative selections of high quality private label and generic brands of merchandise. Stater Bros. carries an average of 35,000 items in each of its supermarkets and places particular emphasis on the freshness and quality of its meat and produce, which management believes contributes significantly to attracting customers to its supermarkets. The Company is able to maintain consistently fresh and high quality meat and produce because this merchandise is received and distributed through its central distribution facility where the quality and freshness of the merchandise are carefully controlled. Each supermarket features a full-service meat department, where custom-cut meats, as well as prepackaged retail selections of meat, are available. The Company's close proximity to the Southern California produce growers and its strong relationships with produce distributors help to ensure a reliable supply of high quality produce.

  Customer Service. The Company considers customer service and customer confidence to be critical to the success of its business strategy. This strategy, to provide courteous and efficient customer service through specific programs and training, is a focus of the executive officers and is implemented at all levels of employees. The Company maintains an intensive checker training school to train prospective checkers and to provide a refresher program for existing checkers. Store efficiencies are increased by employing technological advances, such as computerized scanning check-out equipment in each location and on-line communications between the Company's supermarkets and the mainframe computer which is located in the main office. All of the Company's supermarkets provide customers with purchase carry-out service and have express check-out lanes for purchases of 10 items or less.

  Centralized Warehousing and Distribution Operations. Management believes that its centralized warehousing and distribution operations give the Company a competitive advantage. The Company's centralized distribution facility is located an average distance of approximately 30 miles from its supermarkets. Most stores can be reached without using the most congested portions of the Southern California freeway system. With a distribution facility located in the Inland Empire, management believes that Stater Bros. has a shorter average haul, in time and distance, than any of its major competitors.

STORE PROFILE AND LOCATIONS

  The Company's existing supermarkets have well-established locations and low overhead expenses, including fixed rent payments in most supermarkets. In addition, the Company believes that its existing supermarkets are well-maintained and generally require capital expenditures only for customary maintenance. An average Stater Bros. supermarket is approximately 30,000 square feet, while newly constructed Stater Bros. supermarkets range from approximately 35,300 to 40,600 square feet. Stater Bros. supermarkets typically utilize approximately 72% of total square feet for retail selling space. The Company operates its supermarkets with minimal back-room storage space because of the close proximity of its distribution facility to its store locations. Generally, all Stater Bros. supermarkets are similarly designed and stocked thereby allowing Stater Bros. customers to find items easily in any of the Company's supermarkets.

  Substantially all of the Company's 110 supermarkets are located in neighborhood shopping centers in well-populated residential areas. The Company endeavors to locate its supermarkets in growing areas that will be convenient to potential customers and will accommodate future supermarket expansion.

  Management actively pursues the acquisition of sites for new supermarkets. In an effort to determine sales potential, new supermarket sites are carefully researched and analyzed by management for population shifts, zoning changes, traffic patterns, nearby new construction and competitive locations. Stater Bros. works with developers to attain the Company's criteria for potential supermarket sites, and to insure adequate parking and a complementary co-tenant mix.

  The following table summarizes selected information and statistics relating to the Company's 110 supermarkets as of June 29, 1997:

                        NO. OF STORES              TOTAL SQUARE FEET
                      ------------------ --------------------------------------
                                         UNDER  25,000- 30,001- 35,001- 40,001-
       COUNTY         TOTAL OWNED LEASED 25,000 30,000  35,000  40,000  45,000
       ------         ----- ----- ------ ------ ------- ------- ------- -------
San Bernardino.......   45     8    37      6      17       7      12       3
Riverside............   35     7    28     10      14       5       5       1
Orange...............   14     5     9      3      10      --       1      --
Los Angeles..........   14     2    12      3      10      --       1      --
Kern.................    2    --     2     --      --       1       1      --
                       ---   ---   ---    ---     ---     ---     ---     ---
  Total..............  110    22    88     22      51      13      20       4
                       ===   ===   ===    ===     ===     ===     ===     ===

STORE EXPANSION AND REMODELING

  The Company has historically focused its expansion in the Inland Empire. Such expansion has been accomplished through improving and remodeling existing stores and constructing new supermarkets rather than by acquiring other supermarket operations. The number of supermarkets operated by the Company has grown from 82 in September 1979 to 110 as of June 29, 1997. The Company intends to continue to expand its existing supermarket operations by enlarging and remodeling existing supermarkets and constructing new supermarkets. The Company may also make selective acquisitions of existing supermarkets within the Inland Empire, if such opportunities arise.

  The Company monitors sales and profitability of its operations on a store-by-store basis and enlarges, remodels or replaces stores in light of their performance and management's assessment of their future potential. Approximately 50% of the Company's supermarkets have been either newly constructed or remodeled within the last five years. Minor remodels usually include new fixtures, a change in decor, and the addition of one or more specialty service departments such as a delicatessen or bakery. Major remodels typically involve more extensive refurbishment of the store's interior and often increase the retail selling space per store. Expansions entail enlargement of the store building. The primary objectives of remodelings and expansions are to improve the attractiveness of supermarkets, increase sales of higher margin product categories and, where feasible, to increase selling area. The Company conducts all of its new construction and remodeling through its wholly-owned subsidiary, Stater Bros. Development, Inc., which serves as the general contractor for all Company construction projects.

  The following table sets forth certain statistical information with respect to the Company's supermarket expansion and remodeling for the periods indicated.

                                           FISCAL YEAR ENDED                           39 WEEKS ENDED
                         ---------------------------------------------------------  ----------------------
                         SEPT. 27,   SEPT. 26,  SEPT. 25,   SEPT. 24,   SEPT. 29,    JUNE 23,    JUNE 29,
                            1992        1993       1994        1995        1996        1996        1997
                         ----------  ---------- ----------  ----------  ----------  ----------  ----------
Sales (000s)............ $1,539,758  $1,526,002 $1,539,717  $1,579,895  $1,705,332  $1,244,312  $1,292,267
Number of supermarkets:
  Opened................          4           2          3          --           1           1          --
  Replaced/closed.......         (3)         --         (1)         (1)         (1)         (1)         --
  Total at end of year..        107         109        111         110         110         110         110
  Minor Remodel.........         10          10          4           8           8           6           9
  Major
   Remodel/Expansion....         --          --         --           1           8           6          --

  The Company has started construction on two supermarkets which are expected to open in fiscal 1998, both of which are located in the Company's primary market area. Beyond 1998, the Company plans to open approximately three to four new stores per year, based upon a number of factors, including customer demand, market conditions, profitability, costs of opening, and availability of financing for such new stores. The Company's plans with respect to major and minor remodels, expansion and new construction are reviewed continually and are revised, if appropriate, to take advantage of marketing opportunities. The Company finances its new store construction primarily from cash provided by operating activities and short-term borrowings under its credit facilities. Long-term financing of new stores generally will be obtained through either sale/leaseback transactions or secured long-term financings. However, no assurances can be made as to the availability of such financings.

WAREHOUSE AND DISTRIBUTION FACILITIES

  The Company's warehouse and distribution facilities and administrative offices are located in Colton, California, and encompass approximately 1,017,000 square feet. The facilities include warehouses for grocery, produce and deli products, meats and frozen products, health and beauty aids and bakery merchandise. Management believes that its existing warehouse and distribution facilities are adequate to meet its currently identified expansion plans. Approximately 80% of the products offered for sale in the Company's supermarkets are processed through the Company's warehouse and distribution facilities. The Company's centralized distribution facility is managed by a Group Senior Vice President with over 40 years of experience in the supermarket industry.

  The Company's warehouse and distribution facilities are centrally located and are an average distance of approximately 30 miles from its supermarkets. Most supermarkets can be reached without using the most congested portions of the Southern California freeway system.

  The Company's transportation fleet consists of modern well-maintained vehicles. As of September 29, 1996, the Company operated approximately 96 tractors and 273 trailers, approximately 31% of which were leased by the Company. The Company also operates a repair terminal at the Colton distribution facility.

OPERATIONS

  The Company's supermarkets are well maintained, have sufficient off-street parking and generally are open from 7:00 a.m. until 11:00 p.m., seven days a week, including all holidays with the exception of Christmas Day. Because Stater Bros. operates all its supermarkets under a single format, management believes it is able to achieve certain operating economies.

  Store Management. Each supermarket is managed by a store manager and an assistant manager, each of whom receives a base salary and may receive a bonus based on the individual supermarket's overall performance and management of labor costs within the supermarket. The store manager and assistant manager are supported by their store management staff who have the training and skills necessary to provide proper customer service, operate the store and manage personnel in each department. Additionally, the store manager is supported by individual department managers for grocery, meat, produce, and where applicable, bakeries and delicatessens. Store managers report to one of six district managers, each of whom is responsible for an average of 18 supermarkets. District managers report to one of three Regional Vice Presidents.

  Purchasing and Marketing. The Company uses the EDLP format as an integral part of its purchasing and marketing strategy to provide its customers with the best overall supermarket value in its primary market areas. The Company supplements its everyday low price structure with chain-wide temporary price reductions on selected food and non-food merchandise. The geographic location of the Company's supermarkets allows it to reach its target consumers through a variety of media and the Company aggressively advertises its everyday low prices through local and regional newspapers, direct mail and printed circulars as well as advertisements on radio and television.

  A key factor in the Company's business strategy is to provide its customers with a variety of quality brand-name merchandise as well as alternative selections of high-quality private label and generic brands of merchandise. To meet the needs of customers, most supermarkets are stocked with approximately 35,000 items. The Company places particular emphasis on the freshness and quality of its meat and produce merchandise and maintains high standards for these perishables by processing and distributing the merchandise through its perishable warehouses and distribution facilities.

  Advertising and Promotion. The Company promotes sales through advertising in local and regional newspapers, on television and radio, and through direct mail programs and printed circulars. The geographic concentration of its supermarkets allows the Company to reach its target consumers through a variety of media in its primary market region. The Company believes it is the largest supermarket chain print advertiser in local newspapers and circulars in the Inland Empire. Stater Bros. advertising features high-demand and name brand products at competitive prices and avoids the use of promotional activities such as games, gimmicks or double coupons. The Company actively promotes its EDLP strategy in its advertising and operations, and virtually all buying discounts, promotion and slotting allowances it receives are passed on to its customers through lower prices.

  Management Information Systems. The Company's management information systems and point-of-sale scanning technology reduce the labor costs attributable to product pricing and customer check-out, and provide management with information that facilitates purchasing, receiving and management of inventory and accounts payable. The Company has point-of-sale scanning checkout technology in all of its stores. All stores use electronic systems for employee time and attendance records, inventory orderings, and labor scheduling, which assists store management in developing a more efficient and customer-sensitive work schedule.

  During 1995, the Company completed the installation of the Stater Express system in all of the Company's supermarkets. Stater Express is a combined supermarket technology platform that includes enhanced systems for check verification and acceptance and provides alternative pay choices such as most nationally recognized financial institution debit and credit cards. Stater Express also provides each supermarket with the technology required to print in-store advertising signs and connects each supermarket to the Company's host computer which provides certain efficiencies in data transfers between the supermarkets and the Company's main office. The Company has an application pending for a federal trademark for the name "Stater Express."

SANTEE DAIRIES, INC.

  The Company and Hughes have jointly owned Santee since 1986; currently each owns a 50% interest. Santee operates one of the largest dairy plants in California and provides fluid milk products to the Company, Hughes, and other customers in Southern California. Santee processes, packages and distributes whole milk, low-fat and non-fat milk, as well as orange juice, fruit drinks and certain cultured milk products under the Knudsen, Foremost and certain store brand names. Santee is the exclusive licensee of the Knudsen trademark from Kraft Foods, Inc. for fluid milk, juices and certain cultured milk products in the Southern California market. In addition, Santee is the exclusive licensee for Foremost Farms USA, Cooperative of the Foremost trademark for fluid milk in Southern California. Santee also processes, packages and distributes Hershey chocolate milk under license. In calendar 1996, Santee processed approximately 73 million gallons of fluid products, including 54 million gallons of fluid milk. Total revenues for Santee in 1996 were $194.2 million, of which approximately 27% were from sales to the Company and approximately 11% were from sales to Hughes. Santee also sells to unaffiliated grocery supermarkets, independent food distributors, military bases and food service providers in Southern California.

  Santee's existing dairy plant was built in 1914 at its current location. Due to the age of the plant, Santee has been required to make significant expenditures for repairs and maintenance over the past several years. Despite these investments, operating costs have continued to rise. In order to provide a consistent source of milk to accommodate expected expansion, and in order to contain costs, Santee is currently in the process of constructing a new dairy plant in the City of Industry, California. The new facility, which is expected to be operational by March 1998, will increase Santee's capacity to process milk from approximately 250,000 to 350,000 gallons per day, with the ability to expand capacity to approximately 500,000 gallons per day. The Company expects that the new facility, when fully operational, will also lower Santee's costs of producing fluid milk and other products. However, as with any major construction and capital expenditure project, the realization of these anticipated benefits is subject to a number of risks and uncertainties and there can be no assurance that these benefits will be realized.

  Construction costs of the new dairy are estimated to be approximately $101.5 million, including production equipment and capitalized interest and other costs. However, there can be no assurance that the cost of the new dairy will not exceed this amount. To provide the funds necessary to finance the construction, Santee issued $80 million of senior secured notes (the "Santee Notes") in a private placement.

  Jack H. Brown also serves as Chairman and Chief Executive Officer of Santee.

STATER BROS. DEVELOPMENT, INC.

  Stater Bros. Development, Inc. ("SBD") is a wholly owned subsidiary of Stater Bros. Holdings Inc. and is primarily engaged in various aspects of construction of the Company's supermarkets. SBD also provides management and/or maintenance services to certain shopping centers in which a Stater Bros. supermarket is a tenant. SBD maintains the Company's 110 supermarkets and the common areas of 67 associated shopping centers in which some of the Company's supermarkets are located, and acts as property manager for 17 of such shopping centers. SBD and its predecessors have acted as general contractor for major and minor remodels of existing stores and the construction of new stores for more than 23 years. By employing SBD as a general contractor, Stater Bros. can control the quality, scheduling and cost of major construction projects. The Company believes that SBD generally can efficiently complete major and minor remodels in a timely manner. SBD typically completes construction of a new store in approximately 22 to 24 weeks from commencement of construction to store opening and a typical minor remodel takes SBD approximately 17 days to complete.

PROPERTIES

  The Company leases its warehouse and distribution facilities located in Colton, California, and management believes that its warehouse and distribution facilities are well maintained and are adequate to serve the currently identified expansion plans of the Company. The following schedule presents the Company's warehouse and distribution facilities by product classification and the size of each such facility as of June 29, 1997.

                                                                        SQUARE
      FACILITY                                                           FEET
      --------                                                         ---------
      Grocery.........................................................   416,000
      Forward buy grocery.............................................   237,000
      Produce/deli....................................................   118,000
      Meat/frozen.....................................................   116,000
      Health and beauty aids..........................................    35,000
      Bakery..........................................................    21,000
      Support and office..............................................    74,000
                                                                       ---------
        Total......................................................... 1,017,000
                                                                       =========

  As of June 29, 1997, the Company owned 22 of its supermarkets and leased the remaining 88 supermarkets. Management believes that its supermarkets are well maintained and adequately meet the expectations of its customers. Subsequent to year end, in October 1996, the Company entered into a sale and leaseback transaction with an unrelated third party for four of its supermarkets. Of the four supermarkets included in the October 1996 sale and leaseback transaction, three are located in San Bernardino County and one is located in Kern County. See "Business--Store Profile and Locations."

EMPLOYEES

  The Company has approximately 9,000 employees, approximately 500 of whom are management and administrative employees and approximately 8,500 of whom are hourly employees. Approximately 70% of the Company's employees work part-time. Substantially all of the Company's hourly employees are members of either the United Food & Commercial Workers International Union ("Retail Clerks and Meatcutters") or the International Brotherhood of Teamsters ("Teamsters") labor unions and are represented by several different collective bargaining agreements. The Company's collective bargaining agreements with the Retail Clerks and Meatcutters, which covers the largest number of employees, were renewed in October 1995 and expire in October 1999. The Teamsters collective bargaining agreement was renewed in September 1994 and expires in September 1998.

  The Company values its employees and believes its relationship with them is good and that employee loyalty and enthusiasm are key elements of its operating performance.

COMPETITION

  The Company operates in a highly competitive industry characterized by narrow profit margins. Competitive factors include price, quality and variety of products, customer service, and store location and condition. The

Company believes that its competitive strengths include its specialty services, everyday low prices, breadth of product selection, high product quality, one-stop shopping convenience, attention to customer service, convenient store locations and a long history of community involvement.

  Given the wide assortment of products it offers, the Company competes with various types of retailers, including local, regional and national supermarket retailers, convenience stores, retail drug stores, national general merchandisers and discount retailers, membership clubs and warehouse stores. The Company's primary competitors include Lucky, Vons, Hughes, Albertson's, Ralphs, and a number of independent supermarket operators.

LEGAL PROCEEDINGS

  In the ordinary course of its business, the Company is party to various legal actions which the Company believes are routine in nature and incidental to the operation of the business of the Company and its subsidiaries. The Company believes that the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its operations or its consolidated financial condition.

  On May 2, 1993, the Company was named as a defendant along with all of the other major supermarket chains located in the Los Angeles County area in a class action complaint filed in the California Superior Court in Los Angeles, California, alleging among other things that the milk pricing policies of each of the defendants violate certain antitrust laws and regulations under California law. In this class action lawsuit, Barela et al. v. Ralphs Grocery Co. et al., plaintiffs seek unspecified damages. The principal allegations of the complaint are that milk prices of the defendants operating in the Los Angeles County area are higher than milk prices for the same products in the San Francisco Bay area and that the prices for such products in Los Angeles County are higher than the prices charged in Riverside and San Bernardino counties. Because the Company does not conduct business in the San Francisco Bay area and its prices for milk are generally consistent throughout all of its supermarkets in the Los Angeles County area and in the Inland Empire counties, the Company believes the claim is without merit with respect to the Company and the Company intends to vigorously defend such litigation. The Company believes that the ultimate outcome of this litigation will not have a material adverse effect on the Company's operations or its consolidated financial position.

  On June 19, 1997, Stater Bros. Markets was named as a defendant in the case of (Ufondu, et al. v. Stater Bros. Markets, et al.) filed in the Superior Court of the State of California for the County of San Bernardino. The complaint filed by twelve employees seeks unspecified damages alleging racial discrimination in the Company's employment practices. The Company believes the complaint is without merit and intends to vigorously defend the case. There can be no assurances, however, as to the outcome of this case.

GOVERNMENT REGULATION

  The Company is subject to regulation by a variety of governmental authorities, including federal, state and local agencies that regulate the distribution and sale of alcoholic beverages, tobacco products, milk and other agricultural products and other food items and also regulate trade practices, building standards, labor, health, safety and environmental matters.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information with respect to the current executive officers and directors of the Company, their ages and principal occupations for at least the past five years. Directors of the Company each serve for a term of one year, or until their successors are elected. The officers serve at the discretion of the Board of Directors of the Company.

            NAME              AGE                     POSITION
            ----              ---                     --------
Jack H. Brown................  58 Chairman of the Board, Director, President and
                                   Chief Executive Officer
H. Harrison Lightfoot........  59 Group Senior Vice President--Retail Operations
A. Gayle Paden...............  60 Group Senior Vice President--Distribution
Donald I. Baker..............  56 Group Senior Vice President--Administration
Dennis N. Beal...............  46 Vice President--Finance and Chief Financial
                                   Officer
Bruce D. Varner..............  60 Director and Secretary
James J. Cotter..............  58 Director
Thomas W. Field, Jr..........  63 Director

BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS

  Jack H. Brown has been President and Chief Executive Officer of the Company since June 1981 and Chairman of the Board since 1986. From September 1978 to June 1981, Mr. Brown served as President of Pantry Food Markets, Inc. and American Community Stores Corporation, Inc., both wholly owned subsidiaries of Cullum Companies, Inc., a publicly held corporation. From 1972 to 1978, Mr. Brown served as Corporate Vice President of Marsh Supermarkets, Inc., a publicly held corporation. Mr. Brown has been employed in various capacities in the supermarket industry for over 45 years. Mr. Brown has a majority interest and is the managing general partner of La Cadena.

  H. Harrison Lightfoot has been Group Senior Vice President-Retail Operations of the Company since June 1986. Mr. Lightfoot has served the Company for 43 years in various capacities, including store manager, buyer, general supervisor and Vice President. Mr. Lightfoot is a general partner in La Cadena.

  A. Gayle Paden joined the Company in 1986 as Group Senior Vice President-Administration and since July 1996 has been Group Senior Vice President-- Distribution. Mr. Paden was previously with Lucky Stores for 35 years where he served in various capacities, the most recent of which was President of the Southern California Food Division.

  Donald I. Baker joined the Company in November 1983 and has been Group Senior Vice President-Administration since July 1996. He has served the Company in various capacities prior to his present position. Prior to joining the Company, Mr. Baker was employed by American Community Stores Corporation, Inc., a subsidiary of Cullum Companies, Inc., a publicly held corporation, from 1972 to 1983 in various capacities including Vice President of Retail Operations, and was also employed by Kroger Company from 1966 to 1972.

  Dennis N. Beal has been Vice President of Finance and Chief Financial Officer of the Company since September 1992. Mr. Beal was Vice President and Controller of American Stores Company from 1989 to 1992 and served in various financial positions with American Stores Company since 1981. Mr. Beal, a certified public accountant, was also a partner in the accounting firm of Bushman, Daines, Rasmussen & Wisan and served in various capacities with that firm from 1974 to 1981.

  Bruce D. Varner has been a director of Stater Bros. Markets since September 1985 and director of Stater Bros. Holdings Inc. since May 1989. Since February 1997, Mr. Varner has been a partner in the law firm of Varner, Saleson & Dobler LLP. From 1967 to February 1997, Mr. Varner was a partner with the law firm of

Gresham, Varner, Savage, Nolan & Tilden. Mr. Varner specializes in business and corporate matters. Mr. Varner and the law firm of Varner, Saleson & Dobler have performed legal services in the past for the Company and the Company expects such services to continue in the future.

  James J. Cotter has been a director of Stater Bros. Markets since March 1987 and director of Stater Bros. Holdings Inc. since May 1989. Mr. Cotter has been Chairman of the Board of Craig since 1988 and a director since 1985. Mr. Cotter has also been the Chairman of the Board of Reading Entertainment, Inc. (the corporate successor to Reading Company) since 1991 and has served as a director of that company since September 1990. Reading Entertainment, Inc., through its wholly owned subsidiary, Reading Australia PTY Limited is the sole owner of the Company's Series B Preferred Stock. Craig Corporation together with its wholly owned subsidiary owns approximately 77.4% of the outstanding voting securities of Reading Entertainment, Inc. Mr. Cotter has been a director and Chairman of the Board of Citadel Holding Corporation (which Reading Entertainment, Inc., through its wholly owned subsidiaries, has approximately 26% of the aggregate voting power) since 1991. From October 1991 to June 1992, Mr. Cotter also served as the acting Chairman and served as a director of Citadel Holding Corporation's wholly-owned subsidiary, Fidelity Federal Bank, and Mr. Cotter served as a director from February 1986 to May 1988 and from June 1991 to December 1993. Mr. Cotter is also a director and Executive Vice President of Pacific Theatres, Inc., a wholly owned subsidiary of Decurion Corporation.

  Thomas W. Field, Jr., has been President of Field and Associates since 1989. From 1984 to 1989, Mr. Field has served in various positions, including Chairman of the Board, President and Chief Executive Officer, for McKesson Corporation. Mr. Field has held various positions in the Supermarket Industry for over 40 years and serves as a Director for several companies including, Campbell Soup Company, Maxicare and Haelan Health Corp.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth, as of June 29, 1997, the number and percentage of outstanding shares of Class A Common Stock and Series B Preferred Stock beneficially owned by (a) each person known by the Company to beneficially own more than 5% of such stock, (b) each director of the Company,
(c) named executive officers, and (d) all directors and executive officers of the Company as a group:

                           SHARES OF                   SHARES OF
                            CLASS A     PERCENTAGE     SERIES B      PERCENTAGE OF
                          COMMON STOCK  OF CLASS A  PREFERRED STOCK    SERIES B
  NAME AND ADDRESS OF     BENEFICIALLY COMMON STOCK  BENEFICIALLY   PREFERRED STOCK
    BENEFICIAL OWNER         OWNED     OUTSTANDING       OWNED        OUTSTANDING
  -------------------     ------------ ------------ --------------- ---------------
La Cadena Investments
 (1)....................     50,000        100%              --            --
Reading Australia PTY
 Limited (2)............         --         --          693,650           100%
Reading Entertainment,
 Inc. (2)...............         --         --          693,650           100%
Craig Corporation
 (2)(4).................         --         --          693,650           100%
Jack H. Brown (1)(3)....     50,000        100%              --            --
H. Harrison Lightfoot
 (1)(3).................     50,000        100%              --            --
Richard C. Moseley
 (1)(3).................     50,000        100%              --            --
A. Gayle Paden (3)......         --         --               --            --
Donald I. Baker (3).....         --         --               --            --
Dennis N. Beal (3)......         --         --               --            --
James J. Cotter (2)(4)..         --         --          693,650           100%
Bruce D. Varner (3).....         --         --               --            --
Thomas W. Field, Jr.
 (3)....................         --         --               --            --
All directors and
 executive officers as a
 group
 (8 persons)(1)(2)......     50,000        100%         693,650           100%

--------
(1) The general partners of La Cadena Investments are Jack H. Brown, Richard
    C. Moseley and H. Harrison Lightfoot. Mr. Brown has a majority interest and is the managing general partner of La Cadena Investments and has the power to vote the shares of the Company owned by La Cadena Investments, except with respect to certain fundamental corporate changes of the Company including the disposition of such shares. Accordingly, Messrs. Brown, Moseley and Lightfoot may be deemed to have shared voting power or shared investment power with respect to the shares owned by La Cadena Investments, and such individuals therefore may be deemed to be the beneficial owners thereof. The address of La Cadena Investments is 3750 University Avenue, Suite 610, Riverside, California 92501.
(2) All of the issued and outstanding stock of Reading Australia PTY Limited is owned indirectly by Reading Entertainment, Inc. Craig Corporation owns approximately 77.4% of the outstanding voting securities of Reading Entertainment, Inc. and, accordingly, Craig Corporation may be deemed to share beneficial ownership of shares of the Series B Preferred Stock owned of record by Reading Australia PTY Limited. The address of Reading Australia PTY Limited is 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. As of December 16, 1996, Mr. Cotter beneficially owned securities representing slightly more than 50% of the voting power of the equity securities of Craig Corporation. Accordingly, Mr. Cotter may be deemed to have beneficial ownership with respect to the shares owned of record by Reading Australia PTY Limited.
(3) The address of Messrs. Brown, Lightfoot, Moseley, Paden, Baker, Beal, Varner and Field is c/o the Company at 21700 Barton Road, Colton, California 92324.
(4) The address of Craig Corporation and Mr. Cotter is c/o Craig Corporation, 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Mr. Bruce D. Varner and the law firm of Varner, Saleson & Dobler, of which Mr. Varner is a partner, have performed legal services in the past for the Company. The total cost of such legal services incurred by the Company during fiscal 1996 was approximately $1.6 million. The Company believes that the terms and costs of such legal services provided by Mr. Varner and Varner, Saleson & Dobler were at least as fair to the Company as could have been obtained from unaffiliated law firms. The Company expects such services to continue in the future.

  Prior to March 24, 1994, the Company's common stock was owned equally by La Cadena and Craig. In March 1994, the Company completed the 1994 Recapitalization, which transferred effective voting control of the Company to La Cadena, reclassified the Company's outstanding equity, provided for certain cash payments and distributions to Craig and provided the Company with an option to acquire Craig's remaining equity in the Company. The 1994 Recapitalization was funded through the offering of the 11% Senior Notes. The following paragraphs describe the 1994 Recapitalization.

  The Company amended its Certificate of Incorporation to provide for two classes of common stock designated "Common Stock" and "Class A Common Stock," and two series of preferred stock designated "Series A Preferred Stock" and "Series B Preferred Stock." The then existing shares of outstanding common stock were classified as Common Stock, and holders of such stock were afforded the right to exchange all such shares into a like number of shares of Class A Common Stock. La Cadena exchanged its shares of Common Stock for shares of Class A Common Stock and Craig initially retained its shares of Common Stock (subject to the Company's right to convert such shares of Common Stock into shares of Series B Preferred Stock, and subject to the Company's option to acquire such shares of Common Stock, as described below). For a period of five years following the 1994 Recapitalization, each share of Class A Common Stock was entitled to 1.1 votes while each share of Common Stock was entitled to one vote, thereby giving La Cadena approximately 52% and Craig approximately 48% of the total voting power of the Company.

  The Board of Directors of the Company declared a dividend of $400 per share on the Common Stock, payable to holders of record at the close of business on the day following the closing of the 1994 Recapitalization. As a result of the amendment of the Company's Certificate of Incorporation and the exchange by La Cadena of its shares of Common Stock for Class A Common Stock, the aggregate amount of the dividend on the Common Stock amounted to $20.0 million, and the entire dividend was paid to Craig.

  Pursuant to the Option Agreement dated as of September 3, 1993 between the Company and Craig, as amended (the "Option Agreement"), the Company was given the right, at its option, for a period of two years from the 1994 Recapitalization, to convert the Common Stock into 693,650 shares of Series B Preferred Stock. The Company exercised the option effective March 8, 1996.

  The Series B Preferred Stock provided for dividends at the rate of 10.5% per annum through September 2002, increasing to 12% per annum beginning October 2002 and by 100 basis points per year thereafter to a maximum rate of 15% per annum.

  The Option Agreement provided the Company an option to purchase all shares of the Series B Preferred Stock held by Craig for a purchase price, in cash, of $69.4 million, plus accrued and unpaid dividends. The Company paid Craig $14.7 million in consideration of the grant of the option, which amount was not credited toward the exercise price of the option.

  On July 24, 1997, the Company gave notice of exercise of option to redeem all outstanding shares of the Series B Preferred Stock to Reading. The Company used a portion of the net proceeds from the issuance and sale of the Old Notes to redeem the outstanding Series B Preferred Stock.

  Under the Option Agreement, holders of the Series B Preferred Stock were entitled to certain registration rights. In addition, the Option Agreement provided holders of the Series B Preferred Stock with the right to require the redemption of all, but not less than all, the Series B Preferred Stock owned by such holder in the event of certain changes of control of the Company or in the event Jack H. Brown shall cease to be the Chief Executive Officer of the Company, other than by reason of death, disability or retirement in accordance with the Company's normal retirement policies.

  The Company entered into a prepaid five year covenant not to compete and a consulting agreement with Craig, pursuant to which the Company paid Craig $5.0 million at the closing of the 1994 Recapitalization. Additionally, the Company had been paying an annual consulting fee of $1.5 million. The covenant not to compete and consulting arrangements with Craig were unique, based upon the confidential information available to Craig and its experience with, and relationship to the Company. Accordingly, the Company had no basis to determine whether comparable services could be obtained from unaffiliated third parties on similar or more favorable terms. On July 31, 1997, the Company gave notice to Craig to terminate the Consulting Agreement which became effective July 31, 1997.

  Pursuant to the Option Agreement, at the 1994 Recapitalization closing, the Company purchased from Craig 72,000 shares of the Company's Series A Preferred Stock, held by Craig, for a total purchase price of $1.8 million plus accrued and unpaid dividends of approximately $306,000, and paid approximately $79,000 to Craig as payment of all unpaid interest owing to Craig on a shareholder note. In addition, the Company purchased from La Cadena 72,000 shares of the Company's Series A Preferred Stock, held by La Cadena, for a total purchase price of $1.8 million, plus accrued and unpaid dividends of approximately $306,000, and paid approximately $79,000 to La Cadena as payment of all unpaid interest owing to La Cadena on a stockholder note. In September 1993, the Company issued 40,000 shares of the Company's Series A Preferred Stock to each of Craig and La Cadena in payment of all principal owing on such notes.

  Pursuant to the Second Amended and Restated Stock Agreement dated as of January 12, 1994 (the "Craig Stock Agreement"), among the Company, Craig, La Cadena and James J. Cotter, in consideration for a standstill agreement by Craig, the Company transferred to Craig 311,404 shares of Craig's common stock owned by the Company at such time following the 1994 Recapitalization, as the Company determined it was legally entitled to do so under applicable California law governing distributions to shareholders. Such agreement resulted in a pre-tax charge to earnings of $4.0 million in the second quarter of fiscal 1994.

  Pursuant to the Amendment to the Agreement of Stockholders of Stater Bros. Holdings Inc. dated as of September 3, 1993, the Agreement of Stockholders of Stater Bros. Holdings Inc. dated as of May 10, 1989 among the Company, La Cadena, Craig and an affiliate of Craig (as amended, the "Stockholders Agreement") was amended effective as of the 1994 Recapitalization closing to provide that, among other things: (a) the Stockholders Agreement may be terminated by any party upon exercise by the Company of its right to convert the Common Stock into the Series B Preferred Stock as described above, and (b) certain rights of the stockholders to purchase shares of Common Stock owned by other stockholders would be suspended until after the expiration of the Company's right to convert the Common Stock into the Series B Preferred Stock. Under the Stockholders Agreement, the Company and the holders of the Class A Common Stock and Common Stock were granted certain rights of first refusal with respect to transfers of such stock. The Stockholders Agreement was terminated effective October 15, 1996.

  In connection with the 1994 Recapitalization, the Company utilized approximately $88.9 million of the net proceeds from the 1994 offering to redeem its 9.8% Senior Notes due 2001, including an estimated $13.4 million (pre-tax) for a redemption premium associated with the early retirement of such notes (including accrued interest thereon). In addition, the Company utilized approximately $12.2 million of the net proceeds of the 1994 offering to repay certain notes payable secured by real property, and approximately $9.0 million of the net proceeds of the 1994 offering to repay outstanding balances owing under the Company's existing capital expenditures credit facility.

  In June 1997, in connection with the Consent Solicitation, the Company retained La Cadena to provide financial advisory services for a fee of $2.0 million.

                         DESCRIPTION OF THE NEW NOTES

  The New Notes will be issued under an indenture dated July 24, 1997 (the "Indenture") between the Company and First Trust of New York, National Association as trustee (the "Trustee"), a copy of which may be obtained from the Initial Purchaser or the Company upon request. The terms of the New Notes will include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the Indenture (the "TIA"). The New Notes will be subject to all such terms, and holders of the New Notes ("Holders") are referred to the Indenture and the TIA for a statement of such terms. The following is a summary of important terms of the New Notes and the Indenture. For more complete information regarding the New Notes and the Indenture, reference is made to the form of the New Notes and the Indenture, copies of which have been filed as exhibits to the Registration Statement which this Prospectus is a part and which are incorporated by reference herein. The definitions of certain capitalized terms used in the following summary are set forth under "Certain Definitions" below.

GENERAL

  The New Notes will be general unsecured obligations of the Company, will mature on July 1, 2004 (the "Maturity Date"), and will be limited to an aggregate principal amount of $100.0 million. The New Notes will be issued in denominations of $1,000 and integral multiples thereof in fully registered form. The New Notes are exchangeable and transfers thereof will be registrable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge in connection therewith.

  The New Notes will accrue interest at the rate per annum shown on the cover page of this Prospectus from the Issue Date or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semi-annually on July 1 and January 1 of each year beginning January 1, 1998. Interest will be paid to the Person in whose name the New Note is registered at the close of business on the June 15 or December 15 immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed.

  Initially, the Trustee will act as paying agent and registrar of the New Notes. The Company may change any paying agent and registrar without notice to Holders.

  When issued, the New Notes will be a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the New Notes. See "Risk Factors--Absence of Established Public Market."

OPTIONAL REDEMPTION

  The New Notes will not be redeemable prior to July 1, 2000. Thereafter, the New Notes will be redeemable, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning July 1 of the years indicated below:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2000...........................................................   104.50%
      2001...........................................................   103.00%
      2002...........................................................   101.50%
      2003...........................................................   100.00%

  In addition, up to $35.0 million aggregate principal amount of the New Notes will be redeemable at any time on or prior to July 1, 2000 at the option of the Company from the net proceeds to the Company of one or more Equity Offerings at a redemption price equal to 109% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date, provided that not less than $65.0 million aggregate principal amount of the New Notes remains outstanding immediately after the occurrence of such redemption.

  If less than all of the New Notes are to be redeemed, the Trustee shall select the New Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable; provided, however, that the New Notes will not be redeemed in amounts less than the minimum authorized denomination of $1,000. Notice of redemption will be mailed by first class mail not less than 30 days nor more than 60 days prior to the scheduled redemption date to each holder of a New Note to be redeemed at its registered address. On and after the registration date, interest will cease to accrue on the New Notes or portions thereof called for redemption.

SUBORDINATION

  The New Notes are subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all existing and future Senior Indebtedness. Except with respect to limitations on the aggregate amount of consolidated Indebtedness that the Company may incur, the Indenture does not limit the ability of the Company to incur additional Senior Indebtedness or restrict the ability of the Company to transfer assets to and among its Subsidiaries (other than Unrestricted Subsidiaries). In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to make payments on the New Notes only after all Senior Indebtedness has been paid in full and there may not be sufficient assets remaining to pay amounts due on the New Notes.

  Under certain circumstances, as described below, holders of Senior Indebtedness may block payments on the New Notes. In addition, all of the Company's operating assets are owned by Subsidiaries of the Company. Any claims of the Holders against the assets of Subsidiaries would effectively be subordinated to all existing and future indebtedness and other liabilities (including trade and construction payables) of such Subsidiaries.

  Upon any payment or distribution of cash, securities or other property to creditors of the Company in a liquidation (total or partial), reorganization or dissolution of the Company, whether voluntary or involuntary, or in a bankruptcy, reorganization, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets of similar proceeding, the payment of the principal of, interest on, or other distribution with respect to, the New Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness. In the event that (i) any Designated Senior Indebtedness is not paid when due or (ii) any other default on Designated Senior Indebtedness occurs and in the case of this clause (ii) the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms, no direct or indirect payment may be made under the New Notes unless, in either case, (x) such default has been cured or waived and any such acceleration has been rescinded or (y) such Designated Senior Indebtedness has been paid in full. In addition, during the continuance of any other event of default with respect to Designated Senior Indebtedness that permits acceleration of the maturity thereof, no direct or indirect payment may be made under the New Notes for a period of 180 days (the "Payment Blockage Period") commencing on the earlier of (i) the date the Trustee receives written notice of such default from a representative with respect to, or the holders of a majority in principal amount of, any issue of Designated Senior Indebtedness or (ii) if such event of default results from the acceleration of the New Notes, the date of such acceleration. Not more than one Payment Blockage Period may be commenced with respect to the New Notes during any period of 360 consecutive days. In no event will a Payment Blockage Period extend beyond 179 days from the date the payment upon or in respect of the New Notes was due, and there must be 180 days in any 360-day period in which no Payment Blockage Period is in effect as to the Company. For all purposes of the paragraph, no default or event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis for the commencement of a subsequent Payment Blockage Period by the representative or requisite holders of such Designated Senior Indebtedness whether or not within a period of 360 consecutive days unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days. The failure to make a payment pursuant to the New Notes because of the restrictions described in this paragraph shall not be construed as preventing the occurrence of a Default and such restrictions shall not have any effect on the right to accelerate the maturity of the New Notes.

  As of June 29, 1997, after giving effect to the issuance and sale of the Old Notes and the application of the net proceeds therefrom, the aggregate amount of outstanding Indebtedness (excluding trade and construction payables) of the Company and its Subsidiaries was $272.2 million, of which approximately $165.0 million constituted Senior Indebtedness and $7.2 million constituted Indebtedness of the Subsidiaries. The Company has no indebtedness outstanding to which the New Notes are senior, and the Company has no plans to issue any such Indebtedness.

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control (the date of each such occurrence being the "Change of Control Date"), the Company will promptly notify the Trustee and the Holders in writing of such occurrence and will make an offer to purchase (the "Change of Control Offer"), on a business day (the "Change of Control Payment Date") not later than 45 days following the date notification of the Change of Control is first given, all New Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to such Change of Control Payment Date (subject to the right of Holders of record on the relevant Interest Record Date to receive interest due on the relevant Interest Payment Date). Notice of a Change of Control will be mailed by the Company to the Holders not more than 30 days after any Change of Control Date. The Change of Control Offer is required to remain open for not less than 30 days, nor more than 45 days, and until the close of business on any such Change of Control Payment Date. Failure to make a Change of Control Offer as required will constitute an Event of Default under the Indenture.

  The 11% Senior Notes contain the same change of control provision as the New Notes. As of June 29, 1997, after giving effect to the sale of the New Notes offered hereby and application of the net proceeds therefrom, the Company would not have had sufficient funds available to purchase all the outstanding New Notes or the 11% Senior Notes pursuant to a Change of Control Offer. In the event that the Company is required to purchase outstanding New Notes or the 11% Senior Notes pursuant to a Change of Control Offer, the Company would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. There can be no assurance that the Company would be able to obtain such financing. Although after the sale of the New Notes offered hereby and the application of the net proceeds therefrom, the Company will not be subject to any other agreement regarding Indebtedness that expressly prohibits the purchase of the New Notes pursuant to a Change of Control Offer, it is possible that the Company may enter into an agreement in the future that would prohibit such purchase.

  If a Change of Control Offer is made, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

FORM OF NEW NOTES

  Upon issuance, except as provided below, the New Notes will be represented by a Global Note. The Global Note representing the New Notes will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co. as nominee of the Depositary. If (i) the Depositary is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by the Company within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in certificated form under the Indenture, then upon surrender of the Global Note, New Notes in such form will be issued to each such person that the Depositary and its nominee identify as a beneficial owner of the related New Notes. In addition, subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for New Notes in certificated form. Upon any such issuance, the Trustee is required to register such New Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof) in fully registered form. To the extent New Notes in definitive form are issued, such New Notes will be issued in denominations of $1,000 and integral multiples thereof.

  Upon the issuance of the Global Note, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the New Notes represented by the Global Note to the accounts of institutions that have accounts with the Depositary ("Participants"). Ownership of beneficial interests in the Global Note will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary with respect to Participants' interests or by Participants or by persons that hold through Participants with respect to beneficial owners' interests. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such ownership limits and such laws may impair the ability to transfer beneficial interests in the Global Note.

  Principal and interest payments on New Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Note representing such New Notes. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in the Global Note held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants. None of the Company, the Trustee, any paying agent or any registrar for the New Notes will have the responsibility or liability for any aspect of the records relating to, or payment made on account of, beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The initial Depositary with respect to the New Notes will be The Depository Trust Company, New York, New York ("DTC"). DTC has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

  So long as the Depositary, or its nominee, is the holder of the Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by the Global Note for all purposes under the Indenture and the Global Note. Except as set forth above, owners of beneficial interests in the Global Note will not be entitled to have New Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of New Notes or the Global Note and will not be considered the owners or holders thereof under the Indenture or the Global Note. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person directly or indirectly owns its interest, to exercise any rights of a holder under the Indenture or the Global Note.

  DTC has informed the Company that under existing DTC policies and industry practices, if the Company requests any action of holders of the New Notes, or if any owner of a beneficial interest in the Global Note desires to give any notice or take any action that a holder is entitled to give or take under the Indenture or the

Global Note, DTC would authorize and cooperate with each Participant to whose account any portion of the New Notes represented by the Global Note is credited on DTC's books and records to give such notice or take such notice. Any person owning a beneficial interest in the Global Note who is not a Participant must rely on any contractual arrangements such person has directly, or indirectly through the person's immediate financial intermediary, with a Participant to give such notice or take such action.

CERTAIN COVENANTS

  The Indenture will contain, among others, the following covenants:

 Limitation on Indebtedness

  The Company will not, and will not permit any of its Subsidiaries (other than any Unrestricted Subsidiary), directly or indirectly, to incur any Indebtedness, provided that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness, the Company may incur Indebtedness if, on the date of the incurrence of such Indebtedness after giving pro forma effect to the incurrence of such Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Company is at least 2.0 to 1.

  The foregoing limitations shall not apply to: (i) Indebtedness under a revolving credit facility or any replacement facility thereof, provided that Indebtedness under such credit facility or any replacement facility, including unused commitments, shall not at any time exceed $50.0 million in aggregate outstanding principal amount; (ii) Indebtedness of the Company and its Subsidiaries existing on the Issue Date; (iii) Indebtedness of the Company represented by the 11% Senior Notes and the Notes; (iv) Indebtedness of the Company and its Subsidiaries incurred in exchange for or the net proceeds of which are used to extend, refinance, renew, replace, substitute or refund ("Refinance") Indebtedness referred to in clauses (i), (ii) and (iii) above and (ix) below (the "Refinancing Indebtedness") plus any penalties, fees or premiums incurred in connection therewith, provided that (A) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of the Indebtedness (including unused commitments) so Refinanced (the "Existing Debt") as of the date of the proposed incurrence of the Refinancing Indebtedness, (B) such Refinancing Indebtedness shall have an Average Life equal to or greater than the Average Life of the Existing Debt, (C) if the Existing Debt (including the Notes) being Refinanced is pari passu with or subordinated to the Notes then such Refinancing Indebtedness shall be pari passu with or at least as subordinated to, as the case may be, the Notes, (D) the Refinancing Indebtedness has a stated maturity date no earlier than the Existing Debt as of the date of such proposed Refinancing, and (E) if the Existing Debt is Indebtedness solely of the Company, such Refinancing Indebtedness will only be permitted if it is Indebtedness solely of the Company; (v) Permitted Construction Indebtedness incurred after March 8, 1994 not to exceed $10.0 million in the aggregate at any time outstanding and designated as Permitted Construction Indebtedness subject to this clause (v) in an Officer's Certificate delivered to the Trustee; (vi) Indebtedness of the Company to a Wholly Owned Subsidiary of the Company or by a Wholly Owned Subsidiary of the Company to the Company or between Wholly Owned Subsidiaries of the Company; (vii) Indebtedness under Interest Rate Protection Agreements entered into in the ordinary course of business; (viii) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees of letters of credit, surety bonds or performance bonds securing any obligations of the Company pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of the Company, other than guarantees or similar credit support by the Company of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition, provided that the maximum aggregate liability in respect of all such Indebtedness described in this clause shall not exceed the net proceeds actually received in connection with any such disposition; (ix) Indebtedness to secure workers' compensation and other insurance coverages, not to exceed the minimum amount required by the Company's insurance carriers or applicable regulatory agencies and (x) Indebtedness to La Cadena incurred by the Company in connection with a Qualified La Cadena Investment; provided, however, that the repayment of principal with respect to, and the payment of interest with respect to, any such Qualified La Cadena Investment constituting Indebtedness shall be subject to the limitation on "Restricted Payments and Investments."

 Limitation on Restricted Payments and Investments

  The Company will not, and will not permit or cause any of the Subsidiaries (other than any Unrestricted Subsidiary), directly or indirectly, to make any Restricted Payment or Investment after the Issue Date unless, at the time of such proposed Restricted Payment or Investment, and on a pro forma basis immediately after giving effect thereto:

    (A) no Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof; and

    (B) the aggregate amount expended for all Restricted Payments and Investments, without duplication, subsequent to June 30, 1997 would not exceed the sum of:

      (1) 50% of the aggregate Consolidated Net Income of the Company (or if such Consolidated Net Income is a loss, minus 100% of such loss) earned on a cumulative basis during the period beginning on June 30, 1997 and ending on the last date of the Company's fiscal quarter immediately preceding such proposed Restricted Payment or Investment; plus

      (2) 100% of the aggregate Net Equity Proceeds received by the Company from any Person (other than a Subsidiary) from the issuance and sale subsequent to June 30, 1997 of Qualified Capital Stock (excluding (x) any Qualified Capital Stock paid as a dividend on any Capital Stock of the Company or of any Subsidiary or as interest on any Indebtedness of the Company or of any Subsidiary, (y) the issuance of Qualified Capital Stock upon the conversion of, or in exchange for, any Capital Stock of the Company or of any Subsidiary and (z) any Qualified Capital Stock of the Company with respect to which the purchase price thereof has been financed directly or indirectly using funds (i) borrowed from the Company or any Subsidiary, unless and until and to the extent such borrowing is repaid, or (ii) contributed, extended, guaranteed or advanced by the Company or any Subsidiary (including, without limitation, in respect of any employee stock ownership or benefit plan)); plus

      (3) $5.0 million; and

    (C) the Company shall be able to incur (assuming a market rate of interest with respect thereto) at least $1.00 of additional Indebtedness under the first paragraph of "Limitation on Indebtedness" above.

  The foregoing provisions of this covenant will not prevent (a) payment of any dividend within 60 days after the date of its declaration if at such date of declaration the payment of such dividend would comply with the provisions set forth above provided that such dividend will be deemed to have been paid as of its date of declaration for the purposes of this covenant, (b) if no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, the purchase, redemption, retirement or acquisition of any shares of Capital Stock of the Company or of any Subsidiary or any Indebtedness of the Company that is pari passu with or subordinated to the Notes solely with or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary or by a Subsidiary to one of its subsidiaries) of shares of Qualified Capital Stock of the Company or of a Subsidiary and neither such purchase, redemption, retirement or acquisition nor the proceeds of any such sale will be included in any computation made under clause (B)(2) above, (c) payments pursuant to usual and customary indemnification arrangements for directors and officers of the Company, any Subsidiary, Santee LLC or Santee (d) payment to Craig of up to $69,365,000 plus accrued and unpaid dividends from the proceeds of the sale of the Old Notes to repurchase the outstanding Series B Preferred Stock, (e) the making of Permitted Investments, (f) the making of Investments in any Subsidiary (other than an Unrestricted Subsidiary) (including any Person who becomes a Subsidiary as a result of any Investment, other than an Unrestricted Subsidiary) by the Company or by any other Subsidiary, provided that any Indebtedness evidencing such Investment is not subordinated to any Indebtedness or other obligation of such Subsidiary, (g) the making of Investments in the Company by any Subsidiary, provided that any Indebtedness evidencing such Investment is subordinated and junior to the Notes, (h) the making of Investments of the type described in clauses (i) through (iii) of the second paragraph under "Limitation on Sale of Assets", (i) the making of Investments in any Person, provided that the consideration paid by the Company or a Subsidiary for such Investment consists solely of Qualified Capital Stock, (j) payment to Texas Eastern of dividends on the Markets Preferred Stock as in effect on the Issue Date, (k) the making of Investments in Santee LLC of up to $25.0 million, (l) the making of Investments in Santee LLC for the purpose of purchasing additional limited liability company interests in Santee LLC with the proceeds of a Qualified La Cadena Investment, (m) the payment to La Cadena of an amount equal to the lesser of the amount of (i) the sum of (X) any Qualified
La Cadena Investment, plus (Y) an amount equal to a commercially reasonable rate of interest on such Qualified La Cadena Investment to the extent that the net proceeds received by Stater Bros. Markets from the sale or disposition of that portion of Stater Bros. Markets' interest in Santee LLC which was acquired with the proceeds from such Qualified La Cadena Investment exceeds the original amount of the Qualified La Cadena Investment; and (ii) net proceeds received by Stater Bros. Markets from the sale or disposition of that portion of Stater Bros. Markets' interest in Santee LLC which was acquired with the proceeds from such Qualified La Cadena Investment, and (n) the payment of a financial advisory fee of up to $2.0 million to La Cadena substantially contemporaneously with the effective date of the 1997 amendments to the Senior Note Indenture; provided that in each such case of clauses (f) through (j) above, no Default or Event of Default has occurred and is continuing or would result therefrom. The amounts expended or received, as applicable, pursuant to clause (a) will be included, and clauses (b) through
(n) will be excluded, in computing the amounts available for Restricted Payments and Investments for purposes of the immediately preceding paragraph.

  For purposes of this covenant a distribution to holders of the Company's Capital Stock of (i) shares of Capital Stock of any Subsidiary or (ii) other assets of the Company, without, in either case, the receipt of equivalent consideration therefor shall be deemed to be the equivalent of a cash dividend equal to the excess of the Fair Market Value of the shares or other assets being so distributed at the time of such distribution over the consideration, if any, received therefor.

 Limitation on Sale of Assets

  The Company will not, and will not permit any of its Subsidiaries (other than any Unrestricted Subsidiary) to, consummate any Asset Sale (other than a Qualified Santee LLC Interest Sale) unless (a) such Asset Sale is for at least Fair Market Value and (b) at least 85% of the consideration therefrom received by the Company or such Subsidiary is in the form of cash, provided that any non-cash consideration that becomes Net Cash Proceeds will thereafter be subject to the provisions of the next paragraph, provided, further, that any sale by Stater Bros. Markets of its interest in Santee LLC pursuant to the terms of the limited liability company agreement governing Santee LLC shall not be deemed to be an Asset Sale for purposes of this covenant.

  Upon the date of consummation of any Asset Sale which, taken individually or together with all Asset Sales since the Issue Date, results in the receipt of Net Cash Proceeds in excess of $5.0 million, such Net Cash Proceeds and all Net Cash Proceeds from all Asset Sales consummated concurrently therewith or consummated thereafter (such first consummation date and each such date thereafter a "Consummation Date") shall be applied by the Company within 18 months of the relevant Consummation Date (or, in the event of a Qualified Santee LLC Interest Sale, within 24 months of the relevant Consummation Date) at its election to either: (i) investments in assets or businesses in the same line of business as the Company or such Subsidiary; (ii) the repayment of any Indebtedness that is secured by or incurred to construct such assets; (iii) the repayment of Senior Indebtedness; or (iv) a combination of payment and investment permitted by the foregoing clauses (i), (ii) and (iii). On the earlier of the day after the 18 month period following a Consummation Date (or, in the event of a Qualified Santee LLC Interest Sale, the day after the 24 month period following a Consummation Date) or such date as the Board of Directors of the Company or of such Subsidiary determines (as evidenced by a resolution of the Board of Directors) not to apply the Net Cash Proceeds relating to such Consummation Date as set forth in clauses (i), (ii) and (iii) of the preceding sentence (each, an "Asset Sale Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which has not been applied on or before such Asset Sale Offer Trigger Date as permitted in clauses (i), (ii) and (iii) of the preceding sentence (each an "Asset Sale Offer Amount") shall be applied by the Company or such Subsidiary to make an offer to purchase (the "Asset Sale Offer") on a date (the "Asset Sale Offer Payment Date") not less than 30 nor more than 60 days following the applicable Asset Sale Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Asset Sale Offer Amount at a price equal to 100% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon, if any, to the date of repurchase. Notwithstanding the foregoing, if an Asset Sale Offer Amount is less than $5.0 million the application of the Net Cash Proceeds constituting such Asset Sale Offer Amount to an Asset Sale Offer may be deferred until such time as such Asset Sale Offer Amount plus the aggregate amount of all Asset Sale Offer Amounts arising subsequent to the Asset Sale Offer Trigger Date relating to such initial Asset Sale Offer Amount from all Asset Sales by the Company and its Subsidiaries aggregate at least $5.0 million at which time the Company or said Subsidiary shall apply all Net Cash Proceeds constituting all Asset Sale Offer Amounts that have been so deferred to make an Asset Sale Offer (the first date the aggregate of all such deferred Asset Sale Offer Amounts is equal to $5.0 million or more shall be deemed to be an "Asset Sale Offer Trigger Date"). Pending application pursuant to an Asset Sale Offer, the Company shall invest such Asset Sale Offer Amounts in Permitted Investments.

  Each Asset Sale Offer will be mailed to the record Holders as shown on the register of Holders within 10 days following the Asset Sale Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures reasonably determined by the Company. Upon receiving notice of the Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. Tenders by Holders will be revocable until 4 P.M., New York City time, on the Business Day immediately preceding the Asset Sale Offer Payment Date. To the extent Holders properly tender the New Notes in an amount exceeding the Asset Sale Offer Amount, the New Notes of tendering Holders will be repurchased on a pro rata basis (based on amounts tendered). An Asset Sale Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law. For purposes of this covenant, the Company will not act as paying agent.

  If an offer is made to repurchase the Notes pursuant to an Asset Sale Offer, the Company will and will cause its Subsidiaries to comply with all tender offer rules, including but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

 Limitation on Liens

  The Company will not, and will not permit any of its Subsidiaries (other than any Unrestricted Subsidiary) to, create, incur, assume or suffer to exist any Liens securing Indebtedness, except for (a) any Liens which may be granted to secure the Notes; (b) Liens securing Senior Indebtedness or Indebtedness that is incurred pursuant to clause (i) of the second paragraph of "Limitation on Indebtedness"; (c) Liens securing Indebtedness that is incurred in accordance with the Indenture and that is pari passu with the Notes; provided that the Notes are secured on an equal and ratable basis to such Liens;
(d) Liens securing Indebtedness incurred in accordance with the Indenture and that is subordinated to the Notes; provided that the Notes are secured by Liens ranking prior to such Liens; (e) Liens in respect of Refinancing Indebtedness; provided that the terms of such Liens in respect of such Refinancing Indebtedness are not less favorable to the Holders than terms of the Liens securing the Existing Debt being Refinanced and do not extend to or cover any property or assets of the Company or of any of the Subsidiaries not securing such Existing Debt; (f) Liens in respect of Acquired Indebtedness permitted to be incurred in accordance with the Indenture; provided that such Liens in respect of such Acquired Indebtedness do not extend to or cover any property or assets of the Company or any Subsidiary other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or such Subsidiary;
(g) Liens securing Indebtedness of the Company or a Subsidiary, which Indebtedness shall not exceed $15.0 million; and (h) Permitted Liens.

 Limitation on Payment Restrictions Affecting Subsidiaries

  The Company will not, and will not permit any of its Subsidiaries (other than any Unrestricted Subsidiary), directly or indirectly, to create or suffer to exist or allow to become effective any encumbrance or restriction of any kind (i) on the ability of any Subsidiary (other than any Unrestricted Subsidiary) to (a) pay dividends, in cash or otherwise, or make other payments or distributions on its Capital Stock or any other equity interest or participation in, or measured by, its profits, owned by the Company or any Subsidiary or any of their respective subsidiaries, or make payments on any Indebtedness owed to the Company or any Subsidiary or any of their respective subsidiaries, (b) make loans or advances to the Company or any of its Subsidiaries, (c) transfer any of their respective property to the Company or any of its Subsidiaries or (ii) on the ability of the Company or any of its Subsidiaries (other than any Unrestricted Subsidiary) to receive or retain any such (x) dividends, payments or distributions, (y) loans or advances or (z) transfer of property (any such restriction being referred to herein as a "Payment Restriction"), except for such encumbrances or restrictions existing under or by reason of (A) agreements in effect as of the Issue Date, (B) applicable laws, (C) the Indenture or the Senior Note Indenture, (D) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or any of the Subsidiaries, (E) Acquired Indebtedness incurred in accordance with the Indenture, provided that such encumbrance or restriction in respect of such Acquired Indebtedness is not applicable to any Person, or the property of any Person, other than the Person, or the property of the Person, so acquired whether or not such Acquired Indebtedness was incurred in connection with or anticipation of such acquisition, (F) the Revolving Credit Facility or (G) any agreement effecting a renewal, refunding, refinancing or extension of Indebtedness referred to in clause (A), (E) or (F) above, provided that the provisions contained in such renewal, refunding, refinancing or extension relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement that is the subject thereof.

 Limitation on Issuance and Sale of Capital Stock of Subsidiaries

  The Company will not permit any Subsidiary (other than any Unrestricted Subsidiary) to issue any shares of its Capital Stock to any Person other than the Company or one or more of its Wholly Owned Subsidiaries (other than any Unrestricted Subsidiary) nor will the Company permit any Person (other than the Company or one or more of its Wholly Owned Subsidiaries) (other than any Unrestricted Subsidiary) to own or hold any such Capital Stock, other than the Markets Preferred Stock held by Texas Eastern Corporation as of the Issue Date. The Company will not and will not permit any Subsidiary (other than any Unrestricted Subsidiary) to transfer, sell or otherwise dispose of any Capital Stock of any Subsidiary to any Person (other than to the Company or a Wholly Owned Subsidiary that is not an Unrestricted Subsidiary) unless (i) such transfer, sale or other disposition is of all the Capital Stock of such Subsidiary owned by the Company or any Subsidiary and (ii) the Net Cash Proceeds from such transfer, sale or other disposition are applied in accordance with "Limitation on Sale of Assets."

 Limitation on Transactions with Related Persons

  The Company will not, nor will it permit any of its Subsidiaries (other than any Unrestricted Subsidiary) to (a) sell, lease, transfer or otherwise dispose of any of its property to, (b) purchase any property from, (c) make any Investment in, or (d) enter into or amend any contract, agreement or understanding with or for the benefit of, a Related Person of the Company or any Subsidiary (other than the Company or any such Subsidiary (other than any Unrestricted Subsidiary) in which no Related Person (other than the Company or a Wholly Owned Subsidiary (other than any Unrestricted Subsidiary) of the Company) owns, directly or indirectly, an equity interest) (each a "Related Person Transaction"), other than Related Person Transactions that are on terms (which terms are in writing) that are fair and reasonable to the Company or the Subsidiary and that are no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's length transaction by the Company or such Subsidiary from an unrelated party as determined reasonably and in good faith by the Board of Directors of the Company; provided that if the Company or any Subsidiary enters into a Related Person Transaction or series of Related Person Transactions involving or having an aggregate value of more than $1.0 million such Related Person Transaction shall, prior to the consummation thereof, have been approved by a majority of the independent directors of the Company. The foregoing restrictions shall not apply to (a) any transactions between Wholly Owned Subsidiaries (other than any Unrestricted Subsidiaries) of the Company, or between the Company and any Wholly Owned Subsidiary (other than any Unrestricted Subsidiary) of the

Company, if such transaction is not otherwise prohibited by the terms of the Indenture, (b) any payments or purchases permitted by the "Limitation on Restricted Payments and Investments" covenant, (c) any reasonable and customary regular fees to directors of the Company, (d) any transactions contemplated by the Santee Documents; provided that such transactions are not otherwise prohibited by the Indenture and (e) payment of a financial advisory fee of up to $2.0 million to La Cadena substantially contemporaneously with the effective date of the 1997 amendments to the Senior Note Indenture.

 Restriction on Layering Debt

  The Company will not incur any Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness and senior in any respect in right of payment to the Notes.

REPORTS

  So long as any Note is outstanding, the Company will file with the Commission and, within 15 days after such reports were due to be filed with the Commission or would be due to be filed with the Commission if the Company then had securities registered under the Exchange Act, file with the Trustee and mail or cause the Trustee to mail to the Holders at their addresses as set forth in the register of the New Notes, copies of the annual reports and of the information, documents and other reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or that the Company would be required to file with the Commission if the Company then had a class of securities registered under the Exchange Act. In addition, the Company shall cause its annual report to stockholders and any quarterly or other financial reports furnished to its stockholders generally to be filed with the Trustee and mailed, no later than the date such materials are mailed or made available to the Company's stockholders, to the Holders at their addresses as set forth in the register of New Notes.

MERGER, CONSOLIDATION, ETC.

  The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any Person or adopt a Plan of Liquidation unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance, transfer or lease the properties and assets of the Company substantially as an entirety or in the case of a Plan of Liquidation, the Person to which assets of the Company have been transferred (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (y) above (including giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company (in the case of clause (1) of the foregoing clause (i)) or such Person (in the case of clause (2) thereof) (a) shall have a Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments relating to such transaction) equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (b) shall be permitted to incur (assuming a market rate of interest with respect thereto) at least $1.00 of additional Indebtedness under the first paragraph of "Limitation on Indebtedness" above, provided that this clause
(ii) shall not apply if the purpose of such transaction is solely to change the jurisdiction of incorporation of the Company; (iii) immediately before and after giving effect to such transaction and the assumption contemplated by clause (y) above (including giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred in connection with or in respect of the transaction) no Default or Event of Default shall have occurred or be continuing or shall occur as a consequence thereof;
(iv) the Company or such Person shall have delivered to the Trustee (A) an Officers' Certificate and an Opinion of Counsel (which counsel shall not be in-house counsel of the Company), each stating that such consolidation, merger, conveyance, transfer or lease or Plan of Liquidation and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this provision of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and (B) a certificate from the Company's independent certified public accountants stating that the Company has made the calculation required by clause (ii) above in accordance with the terms of the Indenture; and (v) neither the Company nor such Person, as the case may be, would thereupon become obligated with respect to any Indebtedness (including Acquired Indebtedness), nor any of its property become subject to any lien, unless the Company or such Person, as the case may be, could incur such Indebtedness (including Acquired Indebtedness) or create such lien under the Indenture (giving effect to such Person being bound by all the terms of the Indenture).

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture:

    a. default in the payment of principal of the Notes when due at maturity, upon repurchase, upon acceleration or otherwise, including, without limitation, failure of the Company to repurchase the Notes duly tendered for purchase following a Change of Control or an Asset Sale Offer;

    b. default in the payment of any installment of interest on the Notes when due and continuance of such Default for more than 30 days;

    c. the Company or any Subsidiary (other than any Unrestricted Subsidiary) fails to observe, perform or comply with any of the provisions described under "Change of Control," and "Merger, Consolidation, Etc." above;

    d. default (other than a default set forth in clauses (a), (b) and (c) above) in the performance, or breach, of any other covenant or warranty of the Company in the Indenture or the Notes and failure to remedy such default or breach within a period of 60 days after written notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then Notes;

    e. failure to pay at maturity or default on any other Indebtedness, whether outstanding on the Issue Date or thereafter, of the Company or any Subsidiary (other than any Unrestricted Subsidiary) if either (x) such default results from the failure to pay principal of, or premium, if any, or interest on, such Indebtedness when due in excess of $5.0 million or (y) as a result of such default, the maturity of such Indebtedness has been accelerated prior to its scheduled maturity, and the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness which has not been paid at maturity or is in default, or the maturity of which has been so accelerated, aggregates $5.0 million or more;

    f. the entry by a court of one or more judgments or orders against the Company or any Subsidiary or any of their respective properties in an aggregate amount in excess of $2.0 million and that are not covered by insurance underwritten by third parties, which judgments or orders have not been vacated, discharged, satisfied or stayed pending appeal within 60 days from the entry thereof; or

    g. certain events of bankruptcy, insolvency, foreclosure or reorganization involving the Company or any Subsidiary.

  If an Event of Default (other than an Event of Default specified in clause
(g) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes may declare the unpaid principal of and accrued and unpaid interest on, all the Notes then outstanding to be due and payable, by a notice in writing to the Company (and to the Trustee, if given by Holders) and upon such declaration such principal amount, and accrued and unpaid interest will become immediately due and payable, notwithstanding anything contained in the Indenture or the Notes to the contrary. If an Event of Default specified in clause (g) above with respect to the

Company occurs, all unpaid principal of and accrued and unpaid interest on, the Notes then outstanding will ipso facto become due and payable without any declaration or other act on the part of the Trustee or any Holder.

  At any time after declaration of acceleration with respect to the Notes has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee or the Holders, where applicable, the Holders of a majority in aggregate principal amount of the then outstanding Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all overdue installments of interest on all the Notes, (ii) the principal of any Notes that have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in the Notes, (iii) to the extent that payment of such interest is lawful, interest on the defaulted interest at the rate or rates prescribed therefor in the Senior Subordinated Notes, and (iv) all money paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel and other advisors; and (b) all Defaults and Events of Default, other than the non-payment of the principal of Notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. No such rescission will affect any subsequent Default or impair any right consequent thereon.

  No Holder will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee or for any other remedy under the Indenture, unless (a) such Holder has previously given notice to the Trustee of a continuing Event of Default,
(b) the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture, (c) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (d) the Trustee for 30 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding, and (e) no direction inconsistent with such written request has been given to the Trustee during such 30-day period by the Holders of a majority in principal amount of the outstanding Notes.

  Each Holder will have the right, which is absolute and unconditional, to receive payment of the principal of and interest on, such Note on the stated maturity thereof and to institute suit for the enforcement of any such payment, and such right may not be impaired without the consent of such Holder.

  The Holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on such Trustee, provided that (a) such direction is not in conflict with any rule of law or with the Indenture and (b) the Trustee may take any other action it deems proper that is not inconsistent with such direction.

  The Company is required to give to the Trustee annually within 120 days after the end of each fiscal year a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

AMENDMENTS, MODIFICATIONS AND WAIVERS

  The Indenture may be amended or modified or rights thereunder may be waived with the consent of Holders of at least a majority of the principal amount of Notes then outstanding, provided that, without the consent of each Holder affected thereby, no such amendment, modification or waiver may:

    a. reduce the percentage in outstanding aggregate principal amount of the Notes the Holders of which must consent to an amendment, supplement or waiver of any provision of the Indenture or the Notes;

    b. reduce the rate of or change the time for payment of interest on any Note;

    c. reduce the aggregate principal amount outstanding of or change the fixed maturity of any Note;

    d. waive a default in the payment of the principal of, premium, if any, or interest on, or an offer to purchase required under the Indenture with respect to, any Note (except a rescission of acceleration of the Notes and a waiver of the payment default that resulted from such acceleration);

    e. make the principal of or interest on any Note payable in money other than that stated in the Note;

    f. amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or to make and consummate the Asset Sale Offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto; or

    g. modify any of the provisions relating to amendments or modifications of the Indenture requiring the consent of Holders or relating to the waiver of past Events of Default or certain covenants or waive any default in payment in respect of the Notes or impair the right to institute suit for the enforcement of payment of the Notes.

  Notwithstanding the foregoing, from time to time, the Company, when authorized by a resolution of its Board of Directors, and the Trustee may, without the consent of the Holders of any outstanding Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, (i) curing ambiguities, defects or inconsistencies, (ii) complying with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA or (iii) making any change that does not adversely affect the rights of any Holder; provided, however, that in the case of a change pursuant to clauses (i) or
(iii) of this sentence, the Company has delivered to the Trustee an Opinion of Counsel stating that such change does not adversely affect the rights of any Holder.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

  The Indenture provides that the Company may discharge all of its obligations in respect of the Notes, or certain of its obligations under "Certain Covenants," if (i) all Notes previously authenticated and delivered have been delivered to the Trustee for cancellation or the Company has paid or caused to be paid all sums payable by it thereunder or (ii) the Company has irrevocably deposited or caused to be deposited with the Trustee and conveyed all right, title and interest for the benefit of the Holders of such Notes, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the Holders for that purpose, money and/or United States government obligations maturing as to principal and interest in such amounts and at such times as are sufficient without consideration of any reinvestment of such interest to pay principal, premium, if any, and interest on such outstanding Notes at maturity to pay all remaining Indebtedness on the Notes; provided, that among other things, the Company will have delivered to the Trustee: (a) either (x) a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under the defeasance provision of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as exercised or (y) an opinion of counsel to the same effect as the ruling described in the foregoing clause (x) accompanied by a ruling to that effect published by the Internal Revenue Service, unless there has been a change in the applicable federal income tax law since the date of the Indenture such that such a ruling is no longer required, (b) an opinion of counsel to the effect that the Company's exercise of its option under this paragraph will not result in any of the Company, the Trustee or the trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and (c) an opinion of counsel to the effect that after the passage of 90 days following deposit, the trust funds will not be subject to Section 547 of the United States Bankruptcy Code; and provided, further, that no Event of Default (and no event that, with the passing of time or the giving of notice, or both, would constitute an Event of Default) shall have occurred and be continuing on the date of such deposit. Certain obligations of the Company under the Indenture and the Notes will remain in full force and effect until all outstanding Notes have been paid in full.

GOVERNING LAW

  The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

  The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers as are vested in it by the Indenture, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

  The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

  The Indenture also provides that the Company shall indemnify the Trustee, paying agent and registrar and their agents and advisors for certain claims made against, or certain liabilities incurred by, them in connection with the performance of the duties under the Indenture.

CERTAIN DEFINITIONS

  "Acquired Indebtedness" of any specified Person means Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person or assumed in connection with the acquisition of assets from such other Person including, without limitation, Indebtedness of such other Person incurred in connection with or in anticipation of such other Person being merged with or into or becoming a Subsidiary of such specified Person or such acquisition.

  "Affiliate" means, when used with reference to the Company or another Person, any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the Company or such other Person, as the case may be, or any Person who beneficially owns, directly or indirectly, 5% or more of the equity interests of such Person or warrants, options or other rights to acquire or hold more than 5% of any class of equity interests of such Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

  "Asset Sale" means any sale, lease, transfer, exchange or other disposition (or series of related sales, leases, transfers, exchanges or dispositions), including, without limitation, dispositions pursuant to merger, consolidation or sale and leaseback transactions, of (a) shares of Capital Stock of a Subsidiary, whether by such Subsidiary or another Person or (b) any other assets of the Company or any assets of the Subsidiaries outside the ordinary course of business of the Company or such Subsidiary.

  "Associate" of, or a person "associated" with, any person, means (i) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity and (ii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person.

  "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (a) the sum of the products of
(i) the number of years from such date to the date of each successive scheduled principal payment of such Indebtedness multiplied by (ii) the amount of such principal payment by (b) the sum of all such principal payments.

  "Capital Stock" means, with respect to any Person, any and all shares, interests (partnership or otherwise), participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock, including each class of common or preferred stock of such Person, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock or Capital Stock (but excluding any debt security that is exchangeable for or convertible into such capital stock).

  "Capitalized Lease Obligation" means obligations under a lease that are required to be classified and accounted for as a capital lease obligation under GAAP and, for purposes of the Indenture, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with such principles.

  "Change of Control" means the occurrence of one or more of the following events (whether or not approved by the Board of Directors): (a) an event or series of events by which any Person or other entity or group of Persons or other entities acting in concert as determined in accordance with Section 13(d) of the Exchange Act (a "Group of Persons") (other than La Cadena) together with its or their Affiliates and Associates shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases, merger, consolidation or otherwise (i) be or become the beneficial owner (within the meaning of Rule 13d-3 and Rule 13d-5 under the Exchange Act, whether or not applicable, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of 50% or more of the combined voting power of the then outstanding Voting Stock of the Company, or (ii) have the ability to elect, directly or indirectly, a majority of the members of the Board of Directors of the Company or other equivalent governing body thereof, (b) the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture), (c) a majority of the Board of Directors of the Company consists of persons other than Continuing Directors or (d) the direct or indirect sale, assignment, lease, exchange, disposition or other transfer, in one transaction or a series of related transactions, of all or substantially all of the property or assets of the Company to any Person or Group of Persons together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture).

  "Consolidated EBITDA" for any person means for any period for which it is to be determined the sum of, without duplication, the amounts for such period, taken as a single accounting period, of (i) Consolidated Net Income; and (ii) to the extent consolidated Net Income has been reduced thereby, (A) Consolidated Tax Expense of such Person paid or accrued in accordance with GAAP for such period; (B) Consolidated Interest Expense of such Person for such period; and (C) depreciation, depletion and amortization expenses (including, without limitation, amortization of capitalized debt issuance costs) and other non-cash expenses (other than any non-cash expense which requires the accrual of or a reserve for cash charges for any future period) of such Person and its subsidiaries for such period, less the amount of consolidated non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis in conformity with GAAP consistent with those applied in the preparation of the audited financial statements of the Company and its Consolidated Subsidiaries.

  "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of (a) the aggregate amount of Consolidated EBITDA of such Person for the four full fiscal quarters ending on or immediately prior to the date of the transaction (the "Transaction Date") giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the "Four Quarter Period") to (b) the aggregate Consolidated Fixed Charges of such Person for such Four Quarter Period. For purposes of this definition, if the Transaction Date occurs prior to the first anniversary of the Issue Date, Consolidated EBITDA and Consolidated Fixed Charges shall be calculated, in the case of the Company, after giving effect on a pro forma basis as if the issuance of the Old Notes and the application of the net proceeds therefrom occurred on the first day of the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, Consolidated EBITDA and Consolidated Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or retirement, as the case may be, of any Indebtedness (including Acquired Indebtedness) of such Person or any of its subsidiaries during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the "Reference Period"), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation, as if such incurrence or retirement, as the case may be, occurred on the first day of the Reference Period and (ii) the Consolidated EBITDA during the Reference Period attributable to any acquired or divested Person, business, property or asset, provided that with respect to any such acquisition, only to the extent the EBITDA of such Person is otherwise includable in the referent Person's Consolidated EBITDA, as if such transaction occurred on the first day of the Reference Period. If the Person for whom this ratio is being calculated or any of its subsidiaries directly or indirectly guarantees Indebtedness of a third person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness as of the first day of the Reference Period. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may be optionally determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding the foregoing, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to interest swap agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

  "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period, taken as a single accounting period, of (i) Consolidated Interest Expense; and (ii) the aggregate amount of all dividends on Preferred Stock of such Person and its Consolidated Subsidiaries, whether in cash or otherwise (except dividends payable in shares of Qualified Capital Stock) declared or paid during such period.

  "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate of the interest expense of such Person and its Consolidated Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, including all amortization of original issue discount, the interest component of Capitalized Lease Obligations, net cash costs under all Interest Rate Protection Agreements (including amortization of fees), all capitalized interest, the interest portion of any deferred payment obligations for such period and cash contributions to any employee stock ownership plan to the extent such contributions are used by such employee stock ownership plan to pay interest or fees to any Person (other than the referent Person or one of its Wholly Owned Subsidiaries) in connection with loans incurred by such employee stock ownership plan to purchase capital stock of the referent Person, but net of any amortization of any debt issuance costs.

  "Consolidated Net Income" means, with respect to any Person for any period, the consolidated net income (or deficit) of such Person and its Consolidated Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP consistently applied, provided that the net income of any other Person (other than a subsidiary) in which such Person or any subsidiary of such Person has a joint interest with a third party (which interest does not cause the net income of such other Person to be consolidated into the net income of such Person in accordance with GAAP) shall be included only to the extent of the lesser of (a) such net income that has been actually received by such Person or such subsidiary in the form of cash dividends or similar cash distributions or (b) the net income of such Person (which in no event shall be less than zero), provided further that there shall be excluded (i)(x) the net income (but not loss) of any subsidiary of such Person that is subject to any restriction or encumbrance on the ability of such subsidiary to make the payment of dividends or other distributions to such Person to the extent of such encumbrance or restriction and (y) the net income of any Person acquired in a pooling of interests transaction accrued prior to the date it became a subsidiary of such Person or is merged into or consolidated with such Person or any subsidiary of such Person; (ii) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date; (iii) any gain (but not loss), together with any related provisions for taxes, realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale and leaseback transactions) of any property or assets that are not sold or otherwise disposed of in the ordinary course of business and upon the sale or other disposition of any Capital Stock of any subsidiary of such Person; (iv) any gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness of such Person; (v) any extraordinary gain (but not extraordinary loss) together with any related provision for taxes on any such extraordinary gain and any one time gains or losses (including, without limitation, those resulting from litigation settlements and those related to the adoption of new accounting standards), realized by the referent Person or any of its subsidiaries during the period for which such determination is made; and (vi) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company's assets (other than any calculation made under "Merger, Consolidation, Etc." above), any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

  "Consolidated Net Worth" of a Person at any date means the Consolidated Stockholders' Equity of such Person less (a) the amount of any gain resulting, directly or indirectly, from the extinguishment, retirement or repurchase of any Indebtedness of such Person or any of its subsidiaries, (b) any revaluation or other write-ups subsequent to the Issue Date in the book value of any asset owned by such Person or a Consolidated Subsidiary, (c) the book value of all intangible assets (as determined in accordance with GAAP) of such Person and its Consolidated Subsidiaries, (d) any amounts attributable to the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of such Person or of any of its subsidiaries and (e) any gains from the sale of assets other than in the ordinary course of business.

  "Consolidated Stockholders' Equity" as of any date means with respect to any Person the amount by which the assets of such Person and its Consolidated Subsidiaries exceed (a) the total liabilities of such Person and its Consolidated Subsidiaries, plus (b) any redeemable Preferred Stock (including Disqualified Capital Stock) of such Person or any Preferred Stock of any Consolidated Subsidiary of such Person issued to any Person other than such Person or a Wholly Owned Subsidiary of such Person, in each case determined in accordance with GAAP.

  "Consolidated Subsidiary" of any Person means a Subsidiary which for financial reporting purposes is or, in accordance with GAAP, should be, accounted for by such Person as a consolidated subsidiary; provided, however, that the Unrestricted Subsidiaries of any Person shall not be included as Consolidated Subsidiaries of such Person for purposes of the Indenture, regardless of whether such Unrestricted Subsidiaries are or, in accordance with GAAP, should be, accounted for as consolidated subsidiaries provided, further, that any Person that is not a Subsidiary (as such term is defined herein) of a Person shall not be included as a Consolidated Subsidiary of such Person for purposes of the Indenture, regardless of whether such Person is, or in accordance with GAAP, should be, accounted for as a consolidated subsidiary.

  "Consolidated Tax Expense" means, with respect to any person for any period, the aggregate of the U.S. Federal, state and local tax expense attributable to taxes based on income and foreign income tax expenses of such Person and its Consolidated Subsidiaries for such period (net of any income tax benefit), determined in accordance with GAAP, other than taxes (either positive or negative) attributable to extraordinary, unusual or nonrecurring gains or losses, or taxes attributable to Asset Sales.

  "Continuing Director" means at any date a member of the Board of Directors of the Company who (i) was a member of the Board of Directors of the Company on the Issue Date or (ii) was nominated for election or elected to the Board of Directors of the Company with the affirmative vote of at least a majority of the directors who were Continuing Directors at the time of such nomination or election.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default (as defined in the Indenture).

  "Designated Senior Indebtedness" shall mean each issue of Senior Indebtedness that (i) has an outstanding principal amount of at least $25,000,000 (including the amount of all reimbursement obligations pursuant to letters of credit thereunder and the maximum principal amount available to be drawn thereunder), and (ii) has been designated as Designated Senior Indebtedness pursuant to an Officers' Certificate of the Company received by the Trustee.

  "Disqualified Capital Stock" means any Capital Stock that, other than solely at the option of the issuer thereof, by its terms (or by the terms of any security into which it is convertible or exchangeable) is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased, in whole or in part, or has, or upon the happening of an event or the passage of time would have, a redemption or similar payment due on or prior to the first anniversary of the Maturity Date, or is convertible into or exchangeable for debt securities at the option of the holder thereof at any time prior to the first anniversary of the Maturity Date.

  "Equity Offering" means any public or private sale of equity securities (excluding Disqualified Capital Stock) of the Company other than any private sales to an Affiliate of the Company.

  "Event of Default" has the meaning set forth under "Events of Default" herein.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "11% Senior Notes" means the Company's $165,000,000 11% Senior Notes Due
2001.

  "Fair Market Value" or "fair value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

  In connection with any Asset Sale, compliance by the Company with clause (a) of the first paragraph of "Limitation on Sale of Assets" shall be evidenced by
(i) an Officers' Certificate if the Net Cash Proceeds resulting from such Asset Sale are less than or equal to $1.0 million (ii) subject to clause (iii) below, a resolution of the Board of Directors, which shall be approved by at least a majority of the independent directors of the Company, if the Net Cash Proceeds resulting from such Asset Sale exceed $1.0 million or (iii) an Officer's Certificate if such Asset Sale involves the sale of property in a shopping center developed or held for resale by the Company or in connection with a sale-leaseback transaction for a newly constructed or remodeled supermarket and the Net Cash Proceeds resulting from such Asset Sale are less than or equal to $10.0 million.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

  "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical or legal effect of which is to assure in any way the payment or performance (or payment of damages in the event of a non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

  "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange, in connection with an acquisition or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurable" and "incurring" shall have meanings correlative to the foregoing), provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

  "Indebtedness" means, with respect to any Person, at any date, any of the following, without duplication, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof),
(B) evidenced by a note, bond, debenture or similar instrument or letters of credit (including a purchase money obligation) or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property; (ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction entered into the ordinary course of business; (iv) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such Indebtedness is assumed by such Person or is not otherwise such Person's legal liability, provided that if the Indebtedness so secured has not been assumed in full by such Person or is otherwise not such Person's legal liability in full, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien or the Fair Market Value of the assets or property securing such Lien; (v) all Indebtedness of others (including all dividends of other Persons the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; (vi) all Preferred Stock issued by such Person and its subsidiaries (other than Qualified Capital Stock) with the amount of Indebtedness represented by such Preferred Stock being equal to the greater of its voluntary or involuntary liquidation preference and its "maximum fixed repurchase price," but excluding accrued dividends if any; and (vii) all obligations under Interest Rate Protection Agreements. For purposes hereof, the "maximum fixed repurchase price" of any Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Preferred Stock as if such Preferred Stock were purchased on any date on which Indebtedness shall be required to be determined under the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Preferred Stock, such Fair Market Value shall be determined reasonably and in good faith by the board of directors of the issuer of such Preferred Stock. For the avoidance of doubt, the Santee Financing and the Santee Documents shall be deemed not to constitute, nor to have given rise to, the incurrence of any Indebtedness of the Company or any of its Subsidiaries.

  "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement designed to protect a Person or any of its subsidiaries against fluctuations in interest rates.

  "Investment" by any Person means any direct or indirect (i) loan, advance or other extension of credit or capital contribution to (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise), (ii) purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness), (iii) guarantee or assumption of the Indebtedness of any other Person and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP. Investments shall exclude extensions of trade credit and advances to customers and suppliers to the extent in the ordinary course of business and made in accordance with customary industry practice. The amount of any

Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

  "Issue Date" means the date on which the Notes were originally issued under the Indenture.

  "Lien" means, with respect to any Person, any mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind.

  "Maturity Date" means July 1, 2004.

  "Net Cash Proceeds" means, with respect to any Asset Sale of any Person, cash proceeds received therefrom, in each case net of (a) all legal expenses and all title and recording tax expenses, all commissions and other fees and expenses directly related to such Asset Sale, (b) all Federal, state or local taxes required to be accrued as a liability as a consequence of such Asset Sale, and (c) all Indebtedness incurred in accordance with the Indenture that is secured by such assets, in accordance with the terms of any Lien incurred in accordance with the Indenture upon or with respect to such assets that must by the terms of such Indebtedness and such Lien, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale and which is actually so repaid in cash. For purposes of this definition and "Certain Covenants--Limitation on Sale of Assets" "cash" means U.S. dollars or such money as is freely and readily convertible into U.S. dollars.

  "Net Equity Proceeds" means (a) in the case of any sale by the Company of Qualified Capital Stock, the aggregate net proceeds received by the Company, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in other property (valued as determined reasonably and in good faith by the Board of Directors of the Company, as evidenced by a resolution approved by the Board of Directors, at the Fair Market Value thereof at the time of receipt) and (b) in the case of any exchange, exercise, conversion or surrender of any outstanding Indebtedness of the Company or any Subsidiary for or into shares of Qualified Capital Stock, the amount of such Indebtedness (or, if such Indebtedness was issued at an amount less than the stated principal amount thereof, the accrued amount thereof as determined in accordance with GAAP) as reflected in the consolidated financial statements of the Company prepared in accordance with GAAP as of the most recent date next preceding the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder of such Indebtedness to the Company or to any Wholly Owned Subsidiary of the Company upon such exchange, exercise, conversion or surrender and less any and all payments made to the holders of such Indebtedness, and all other expenses incurred by the Company in connection therewith), in the case of each of clauses (a) and (b) to the extent consummated after June 30, 1997.

  "New Notes" means the Company's $100 million 9% Senior Subordinated Notes due 2004.

  "Permitted Construction Indebtedness" means Indebtedness of the Company or any Wholly Owned Subsidiary representing the deferred purchase price, or the net proceeds of which are used solely to finance the purchase price, cost of construction, lease, or major remodeling or major refurbishment of any new or existing supermarket (including any fixtures therein) operated or to be operated by the Company or Stater Bros. Markets. For purposes hereof, "major remodeling" or "major refurbishment" of a supermarket shall mean a remodeling or refurbishment of a supermarket in a single transaction or a series of related transactions involving aggregate expenditures equal to or greater than $1.0 million per project site.

  "Permitted Investments" means the following kinds of instruments if, in the case of instruments referred to in clauses (a) through (d) below, on the date of purchase or other acquisition of any such instrument by the Company or any Subsidiary, the remaining term to maturity is not more than one year: (a) readily marketable obligations issued or unconditionally guaranteed as to principal and interest by the United States or by any agency or authority controlled or supervised by and acting as an instrumentality of the United States; (b) repurchase obligations for instruments of the type described in clause (a) for which delivery of the instrument is made against payment; (c) obligations (including, but not limited to, demand or time deposits, banker's acceptances and certificates of deposit) issued by a depository institution or trust company incorporated or doing business under the laws of the United States, any state thereof or the District of Columbia or a branch or subsidiary of any such depository institution or trust company operating outside the United States, provided that such depository institution or trust company has, at the time of the Company's or such Subsidiary's investment therein or contractual commitment providing for such investment, capital, surplus or undivided profits (as of the date of such institution's most recently published financial statements) in excess of $100.0 million;
(d) commercial paper issued by any corporation, if such commercial paper has, at the time of the Company's or any Subsidiary's investment therein or contractual commitment providing for such investment, credit ratings of A-1 by Standard & Poor's Corporation and P-1 by Moody's Investors Service, Inc.; and
(e) money market, mutual or similar funds registered under the Investment Company Act of 1940, as amended, having assets in excess of $100.0 million and whose sole investments are comprised of securities of the type described in clauses (a) through (d), above irrespective of whether such funds are Affiliates of or otherwise associated with the Trustee.

  "Permitted Liens" means (a) Liens existing on the Issue Date and renewals, extensions and replacements thereof; provided that such renewals, extensions or replacements shall not apply to any property or assets not previously subject to such Liens or increase the principal amount of obligations secured thereby, (b) Liens on deposits made in the ordinary course of business and (c) Liens in favor of collecting banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such banks (d) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Company or its Subsidiaries, as the case may be, in conformity with GAAP, (e) carriers', warehousemen's, mechanics' materialmen's, repairmen's or other like Liens arising in the ordinary course of business and not overdue for a period of more than 90 days or which are being contested in good faith by appropriate proceedings, (f) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation; (g) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of like nature incurred in the ordinary course of business, (h) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary course of business of the Company or its Subsidiaries, as the case may be, and any exceptions to title set forth in any title policies, (i) any attachment or judgment Lien so long as the execution or other enforcement thereof is effectively stayed, the claims secured thereby are being contested in good faith by appropriate proceedings, adequate reserves have been established with respect to such claims in accordance with GAAP and no Default or Event of Default would result thereby, (j) any Liens relating solely to property leased by the Company or any Subsidiary and arising solely out of the lease for such property and (k) Liens on assets securing any Permitted Construction Indebtedness incurred in accordance with the Indenture.

  "Person" means any individual, corporation, partnership, joint venture, trust, estate, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

  "Plan of Liquidation" means a plan (including by operation of law) that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously) (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company otherwise than as an entirety or substantially as an entirety and (ii) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of the Company to holders of Capital Stock of the Company.

  "Preferred Stock" means, as applied to the Capital Stock of any Person, the Capital Stock of such Person (other than the common stock of such Person) of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

  "pro forma" means, with respect to any calculation made or required to be made pursuant to the terms of the Indenture, a calculation in accordance with
Article 11 of Regulation S-X under the Securities Act.

  "Qualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person that is not Disqualified Capital Stock or convertible into or exchangeable or exercisable for Disqualified Capital Stock.

  "Qualified La Cadena Investment" means an Investment in the Company by La Cadena for the purpose of providing funds to either the Company or Stater Bros. Markets, as the case may be, to purchase additional limited liability company interests in Santee LLC; provided, however, that if such an Investment is made in the form of Indebtedness, then such Indebtedness shall be (a) unsecured Indebtedness, and (b) Subordinated Indebtedness.

  "Qualified Non-Recourse Indebtedness" means Indebtedness of any Person (i) as to which neither the Company nor any of its Subsidiaries (other than any Unrestricted Subsidiary) (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),
(b) is directly or indirectly liable (as a guarantor or otherwise) or (c) constitutes the lender; and (ii) no default with respect to which (including any right that the holders thereof may have to take enforcement action against such Person) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Subsidiaries (other than any Unrestricted Subsidiary) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; provided, however, that the Company or any Subsidiary may execute and become obligated under the Santee Documents and perform its obligations thereunder, and such execution, obligation and performance shall not disqualify the Indebtedness of Santee or Santee LLC from constituting Qualified Non-Recourse Indebtedness.

  "Qualified Santee LLC Interest Sale" means a sale by Stater Bros. Markets of its interest in Santee LLC.

  "Related Person" means with respect to any Person (a) any Affiliate of such Person, (b) any individual or other Person who directly or indirectly is the registered or beneficial owner of 5% or more of any class of Capital Stock of such Person or warrants, rights, options or other rights to acquire more than 5% of any class of Capital Stock of such Person, (c) any relative of such individual by blood, marriage or adoption not more remote than first cousin and (d) any officer or director of such Person.

  "Restricted Payment" means (i) the declaration or payment of any dividend or the making of any other distribution or other payment (whether in cash, securities or other property or assets of the Company or of any Subsidiary) of the Company's or any Subsidiary's Capital Stock, or to the holders of the Company's or any Subsidiary's Capital Stock or to any Affiliate of the Company, whether outstanding on the Issue Date or thereafter (other than dividends or distributions payable solely in Qualified Capital Stock of the Company, dividends or distributions declared or paid by any Subsidiary to the Company); (ii) any purchase, redemption, retirement or other acquisition for value of any Capital Stock of the Company or of any Subsidiary or of any Affiliate of the Company, whether outstanding on the Issue Date or thereafter, or any warrants, rights or options to purchase or acquire shares of the Capital Stock of the Company or of any Subsidiary or of any Affiliate of the Company, whether outstanding on the Issue Date or thereafter, held by any Person other than the Company or one of its Wholly Owned Subsidiaries (other than through the issuance in exchange therefor solely of Qualified Capital Stock); (iii) the prepayment, acquisition, decrease or retirement prior to maturity, scheduled repayment or scheduled sinking fund payment of any Indebtedness of the Company that is subordinated (whether pursuant to its terms, structurally or by operation of law) to the Notes or (iv) to incur, create, assume or suffer to exist any guarantee of Indebtedness of, or make any loan or advancement to, or other Investment in, any Related Person of the Company (other than a Wholly Owned Subsidiary (other than an Unrestricted Subsidiary)). The dollar amount of any non-cash dividend or distribution by the Company or any Subsidiary on the Company's, any Subsidiary's or any of the Company's Affiliate's Capital Stock shall be equal to the Fair Market Value of such dividend or distribution at the time of such dividend or distribution. Notwithstanding the foregoing, provided that no Default or Event of Default shall have occurred and be continuing or would result as a consequence thereof, the following shall not be or be deemed to be Restricted Payments:
(a) the repayment upon the consummation of an Asset Sale of any Indebtedness of the Company permitted by the covenant "Limitation on

Indebtedness" which is subordinated (whether pursuant to its terms or by operation of law) to the Notes and which is secured by a Lien permitted by the covenant "Limitation on Liens" to the extent that such Indebtedness is required to be repaid in connection with such Asset Sale pursuant to the terms of the instrument governing such Indebtedness and such Lien, provided that concurrent or prior repayment of the Notes is provided for with the proceeds of such Asset Sale if the Notes are secured by a Lien pari passu with or senior to the Lien of such Indebtedness, or (b) the prepayment, acquisition, retirement or decrease of Indebtedness of the Company that is subordinated (whether pursuant to its terms or by operation of law) to the Notes that is prepaid, acquired, decreased or retired by conversion into or in exchange for Qualified Capital Stock.

  "Revolving Credit Facility" means the Company's or any Subsidiary's revolving credit facilities or any replacement facilities with respect thereto.

  "Santee" means Santee Dairies, Inc., a California corporation.

  "Santee LLC" means Santee Dairies, LLC, a Delaware limited liability company.

  "Santee Documents" means that certain Product Purchase Agreement between Stater Bros. Markets and Santee, that certain Owner Consent between Stater Bros. Markets and the trustee pursuant to the trust agreement executed as part of the Santee Financing, that certain Limited Liability Company Agreement between Stater Bros. Markets, Hughes Markets, Inc., and Santee LLC, and all documents effecting and ancillary to the Santee Financing.

  "Santee Financing" means the issuance by Santee of up to $80,000,000 in principal amount of notes with respect to the construction of a new dairy in the City of Industry, California, and all transactions incident and ancillary thereto.

  "Santee Noteholders" mean the purchasers of notes with respect to the Santee Financing.

  "Senior Indebtedness" means (x) all obligations of the Company now or hereafter existing to pay the principal of, and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization to the extent a claim for post-filing interest is allowed in such proceedings) on, any Indebtedness (other than Capitalized Lease Obligations) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, (y) Indebtedness of the Company represented by Capitalized Lease Obligations if the instrument creating or evidencing the same expressly provides that such Indebtedness shall be senior in right of payment to the Notes and (z) Indebtedness of the Company with respect to Interest Rate Protection Agreements. Notwithstanding the foregoing, Senior Indebtedness shall not include (a) any Indebtedness, if the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes,
(b) in the case of each Note, the other Notes, (c) Indebtedness of the Company to, or guaranteed on behalf of, an Affiliate of the Company (other than to a Subsidiary (other than an Unrestricted Subsidiary)), (d) Indebtedness to trade creditors incurred or assumed in the ordinary course of business in connection with obtaining goods, materials or services, (e) any liability for federal, state, local or other taxes owed or owing by the Company, (f) Indebtedness incurred in violation of the Indenture provisions summarized below under "Limitation on Indebtedness," (g) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company and (h) Indebtedness represented by Disqualified Capital Stock.

  "Subordinated Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries (whether outstanding on the date of the Indenture or thereafter incurred) that (i) matures no earlier than the date that is one year after the maturity date of the Notes and (ii) is subordinated with respect to payment of principal and interest to the payment of principal and interest on the Notes (whether upon a dissolution, liquidation, or reorganization of the Company or any such Subsidiary, or otherwise).

  "subsidiary" of any Person means (a) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person or (b) any other Person (other than a corporation) in which such Person, a subsidiary of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination thereof, have (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

  "Subsidiary" means any subsidiary of the Company.

  "Unrestricted Subsidiary" means, to the extent such Persons become Subsidiaries, (i) Santee LLC, (ii) Santee, and (iii) any subsidiary of an Unrestricted Subsidiary; provided, however, that any Unrestricted Subsidiary that incurs Indebtedness other than Qualified Non-Recourse Indebtedness shall no longer be deemed an Unrestricted Subsidiary, for so long as such Indebtedness not constituting Qualified Non-Recourse Indebtedness shall be outstanding; provided further, that at such time as any Unrestricted Subsidiary ceases to be an Unrestricted Subsidiary, all Indebtedness of such Subsidiary shall be deemed to have been incurred by the Company and such Subsidiary for the purposes hereof.

  "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors or other governing body of such Person.

  "Wholly Owned Subsidiary" means, with respect to any Person, any subsidiary of such Person all the outstanding shares of Capital Stock (other than directors' qualifying shares, if applicable) of which are owned directly by such Person or another Wholly Owned Subsidiary of such Person, and with respect to the Company, shall include Stater Bros. Markets so long as the Company or any Wholly Owned Subsidiary of the Company owns all of the outstanding shares of Capital Stock of Stater Bros. Markets, other than the Markets Preferred Stock held by Texas Eastern on the Issue Date.

                      DESCRIPTION OF THE 11% SENIOR NOTES

  The 11% Senior Notes were issued primarily to finance the cost of the 1994 Recapitalization, pursuant to the Senior Note Indenture. The Senior Note Indenture contains covenants and agreements which are substantially identical to those in the Indenture, except as described below. The 11% Senior Notes are unsecured senior obligations of the Company and rank senior with respect to payment in full of principal and interest to the Notes. Unlike the Notes which contain certain limited optional redemption features, the 11% Senior Notes are not redeemable prior to the maturity date. The 11% Senior Notes permit a smaller revolving bank facility.

  The 11% Senior Notes will mature on March 1, 2001 and are limited to an aggregate principal amount of $165,000,000. The 11% Senior Notes accrue interest at the rate per annum of 11% with interest payable on March 1 and September 1 of each year.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a discussion of certain material United States federal income tax consequences of the Offer. It is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations, and judicial and administrative decisions, all of which are subject to change at any time, possibly on a retroactive basis. This discussion relates to Old Notes, and the New Notes received therefor, that are held as "capital assets" within the meaning of Section 1221 of the Code by persons who are citizens or residents of the United States. It does not discuss state, local or foreign tax consequences, nor does it discuss tax consequences to categories of Holders that are subject to special rules, such as foreign persons, tax-exempt organizations, insurance companies, banks and dealers in stocks and securities. Federal income tax consequences may vary depending on the particular status of an investor. No rulings will be sought from the Internal Revenue Service ("IRS") with respect to the federal income tax consequences of the Offer.

  THIS SECTION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MIGHT BE RELEVANT TO AN INVESTOR'S DECISION TO PARTICIPATE IN THE OFFER. EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE APPLICATION OF THE FEDERAL INCOME TAX LAWS AND OTHER TAX LAWS TO ITS PARTICULAR SITUATION BEFORE DETERMINING WHETHER TO PARTICIPATE IN THE OFFER.

The Offer

  In the opinion of Gibson, Dunn & Crutcher LLP, special counsel to the Company, the exchange of Old Notes for New Notes pursuant to the Offer will not constitute a material modification of the terms of either the Old Notes or the New Notes and, accordingly, such exchange will not give rise to gain or loss for federal income tax purposes, and each Holder of New Notes will continue to be required to include interest on such New Notes in its gross income in accordance with such Holder's method of accounting for federal income tax purposes. The Company intends, to the extent required, to take the position described above.

Backup Withholding

  Under the Code, a Holder of a New Note may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to payments of interest thereon or the gross proceeds from the disposition thereof. This withholding generally applies only if the Holder (i) fails to furnish his or her social security number or other taxpayer identification number ("TIN") within a reasonable time after request therefor, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report properly payments of interest and dividends and the IRS has notified the Company that he or she is subject to backup withholding or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding. Any amount withheld from a payment to a Holder under the backup withholding rules is allowable as a credit against such Holder's federal income tax liability, provided that the required information is furnished to the IRS. Corporations and certain other entities described in the Code and Treasury regulations are exempt from such withholding if their exempt status is properly established.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days from the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 14, 1998 (90 days from the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus as required, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days from the Expiration Date, the Company will send a reasonable number of additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company will pay all the expenses incident to the Offer (which shall not include the expenses of any holder in connection with resales of the New Notes). The Company has agreed to indemnify holders of the Notes, including any broker-dealers participating in the Offer, against certain liabilities, including liabilities under the Securities Act.

  This Prospectus has been prepared for use in connection with the Offer and may be used by BancAmerica Securities, Inc. in connection with the offers and sales related to market-making transactions in the New Notes. BancAmerica Securities, Inc. may act as a principal or an agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. The Company will not receive any of the proceeds of such sales. BancAmerica Securities, Inc. has no obligation to make a market in the New Notes and may discontinue its market-making activities at any time without notice, at its sole discretion.

                                 LEGAL MATTERS

  The validity of the New Notes offered hereby and certain other legal matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters for the Company will be passed upon by Varner, Saleson & Dobler LLP, Riverside, California. Bruce D. Varner, a partner of Varner, Saleson & Dobler LLP, is a director of the Company.

                                    EXPERTS

  The consolidated financial statements of Stater Bros. Holdings Inc. and Subsidiaries as of September 29, 1996, September 24, 1995 and September 25, 1994 and for each of the three fiscal years in the period ended September 29, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                           STATER BROS. HOLDINGS INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                         NUMBER
                                                                         ------
Report of Independent Auditors..........................................   F-2
Audited Financial Statements:
  Consolidated Balance Sheets at September 25, 1994, September 24, 1995
   and September 29, 1996...............................................   F-3
  Fiscal years ended September 25, 1994, September 24, 1995 and
   September 29, 1996:
  Consolidated Statements of Income.....................................   F-4
  Consolidated Statements of Cash Flows.................................   F-5
  Consolidated Statements of Stockholders' Equity.......................   F-6
  Notes to Audited Consolidated Financial Statements....................   F-7
Unaudited Consolidated Financial Statements:
  Unaudited Consolidated Balance Sheets at September 29, 1996 and June
   29, 1997.............................................................  F-19
  Unaudited Consolidated Income Statements for the 39 Weeks Ended June
   23, 1996 and June 29, 1997...........................................  F-20
  Unaudited Consolidated Statements of Cash Flows for the 39 Weeks Ended
   June 23, 1996 and June 29, 1997......................................  F-21
  Notes to Unaudited Consolidated Financial Statements as of June 29,
   1997.................................................................  F-22

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Stater Bros. Holdings Inc.

  We have audited the accompanying consolidated balance sheets of Stater Bros. Holdings Inc. and subsidiaries as of September 25, 1994, September 24, 1995 and September 29, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the 52-week periods then ended for 1994 and 1995, and the 53-week period then ended for 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stater Bros. Holdings Inc. and subsidiaries as of September 25, 1994, September 24, 1995 and September 29, 1996, and the consolidated results of their operations and their cash flows for each of the 52-week periods then ended for 1994 and 1995, and the 53-week period then ended for 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Riverside, California
November 25, 1996

                           STATER BROS. HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                    FISCAL YEAR ENDED
                                        -----------------------------------------
                                        SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                            1994          1995          1996
                                        ------------- ------------- -------------
                ASSETS
 Current Assets
   Cash and cash equivalents..........    $ 21,289      $ 26,308      $ 45,279
   Receivables........................      16,503        15,877        19,009
   Inventories........................     103,655       107,146       117,372
   Prepaid expenses...................       3,421         3,591         3,357
   Deferred income taxes..............       3,276         2,792         4,710
   Properties held for sale...........       2,964         2,933         1,787
                                          --------      --------      --------
     Total current assets.............     151,108       158,647       191,514
 Investment in unconsolidated
  affiliate...........................      10,230         9,250         7,626
 Property and equipment
   Land...............................      20,678        20,653        18,688
   Buildings and improvements.........      92,808        96,653        89,856
   Store fixtures and equipment.......      61,208        68,338        78,570
   Property subject to capital leases.      14,368        14,368        14,368
                                          --------      --------      --------
                                           189,062       200,012       201,482
   Less accumulated depreciation and
    amortization......................      72,902        81,385        87,267
                                          --------      --------      --------
                                           116,160       118,627       114,215
 Deferred income taxes................       5,351         4,975         5,295
 Deferred debt issuance costs, net....       7,630         6,423         5,221
 Lease guarantee escrow...............       4,446         5,584         6,701
 Other assets.........................      11,564        10,576         7,722
                                          --------      --------      --------
 Total assets.........................    $306,489      $314,082      $338,294
                                          ========      ========      ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current Liabilities
   Accounts payable...................    $ 63,538      $ 67,604      $ 79,271
   Accrued payroll and related
    expenses..........................      21,289        22,289        23,981
   Other accrued liabilities..........      23,704        22,653        23,607
   Current portion of capital lease
    obligations.......................       1,155         1,087         1,182
                                          --------      --------      --------
     Total current liabilities........     109,686       113,633       128,041
 Long-term debt, less current portion.     165,000       165,000       165,000
 Capital lease obligations, less
  current portion.....................       9,187         8,099         6,917
 Long-term portion of self-insurance
  reserves............................      15,765        13,031        10,332
 Other long-term liabilities..........         --            741         2,526
 10.5% Cumulative Series B Preferred
  Stock:
  (stated value $100 per share)
   Authorized shares--693,650
   Issued and outstanding shares--0 in
   1994 and 1995, 693,650 in 1996.....         --            --         69,365
 Stockholders' equity
   Common Stock, $.01 par value:
     Authorized shares--100,000
     Issued and outstanding shares--
      50,000 in 1994 and 1995, 0 in
      1996............................           1             1           --
   Class A Common Stock, $.01 par
    value:
     Authorized shares--100,000
     Issued and outstanding shares--
      50,000 in 1994, 1995 and 1996...           1             1             1
   Additional paid-in capital.........      12,715        12,715        12,715
   Retained earnings..................       8,784        15,511       (41,953)
   Less option to acquire stock.......     (14,650)      (14,650)      (14,650)
                                          --------      --------      --------
   Total stockholders' equity.........       6,851        13,578       (43,887)
                                          --------      --------      --------
 Total liabilities and stockholders'
  equity..............................    $306,489      $314,082      $338,294
                                          ========      ========      ========

          See accompanying notes to consolidated financial statements.

                           STATER BROS. HOLDINGS INC.

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                  FISCAL YEAR ENDED
                                      -----------------------------------------
                                               52 WEEKS             53 WEEKS
                                      --------------------------- -------------
                                      SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                          1994          1995          1996
                                      ------------- ------------- -------------
Sales...............................   $1,539,717    $1,579,895    $1,705,332
Cost of goods sold..................    1,199,794     1,227,355     1,315,726
                                       ----------    ----------    ----------
Gross profit........................      339,923       352,540       389,606
Operating expenses:
  Selling, general and
   administrative expenses..........      297,474       308,332       328,242
  Depreciation and amortization.....       11,656        11,756        12,583
  Consulting fees...................          830         1,500         1,525
                                       ----------    ----------    ----------
Total operating expenses............      309,960       321,588       342,350
                                       ----------    ----------    ----------
Operating profit....................       29,963        30,952        47,256
Interest income.....................          384           952         1,929
Interest expense....................      (15,501)      (20,076)      (20,258)
Equity in (loss) from unconsolidated
 affiliate..........................         (592)         (980)       (1,624)
Other income (expense)--net.........          391            97          (172)
                                       ----------    ----------    ----------
Income before income taxes and the
 cumulative effect of a change in
 accounting for income taxes and
 extraordinary loss.................       14,645        10,945        27,131
Income taxes........................        5,856         4,218        11,120
                                       ----------    ----------    ----------
Income before cumulative effect of a
 change in accounting for income
 taxes and extraordinary loss.......        8,789         6,727        16,011
Cumulative effect of a change in
 accounting for income taxes........          372           --            --
                                       ----------    ----------    ----------
Income before extraordinary loss....        9,161         6,727        16,011
Extraordinary loss from early
 extinguishment of debt ($13,856
 less tax effect of $5,820).........       (8,036)          --            --
                                       ----------    ----------    ----------
Net income..........................        1,125         6,727        16,011
Less preferred dividends............          327           --          4,111
                                       ----------    ----------    ----------
Net income available to common
 shareholders.......................   $      798    $    6,727    $   11,900
                                       ==========    ==========    ==========
Earnings per common share:
  Before cumulative effect of a
   change in accounting for income
   taxes and extraordinary loss.....   $    84.62    $    67.27    $   165.28
  Cumulative effect of a change in
   accounting for income taxes......         3.72           --            --
  Extraordinary loss................       (80.36)          --            --
                                       ----------    ----------    ----------
Earnings per common share...........   $     7.98    $    67.27    $   165.28
                                       ==========    ==========    ==========
Average common shares outstanding...      100,000       100,000        72,000
                                       ==========    ==========    ==========
Common shares outstanding at end of
 year...............................      100,000       100,000        50,000
                                       ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                           STATER BROS. HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  FISCAL YEAR ENDED
                                      -----------------------------------------
                                               52 WEEKS             53 WEEKS
                                      --------------------------- -------------
                                      SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                          1994          1995          1996
                                      ------------- ------------- -------------
OPERATING ACTIVITIES:
Net income..........................    $  1,125      $  6,727      $ 16,011
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Cumulative effect of a change in
   accounting for income taxes......        (372)          --            --
  Extraordinary loss related to
   early extinguishment of debt.....      13,856           --            --
  Depreciation and amortization.....      11,656        11,756        12,583
  Deferred income taxes.............      (1,303)          860        (2,238)
  Loss (gain) on disposals of
   assets...........................        (391)          (97)          172
  Net undistributed loss in
   unconsolidated affiliate.........         592           980         1,624
  Changes in operating assets and
   liabilities:
  (Increase) decrease in
   receivables......................        (197)          626        (3,132)
  (Increase) decrease in
   inventories......................      (4,281)       (3,491)      (10,226)
  (Increase) decrease in prepaid
   expenses.........................         210          (170)          234
  (Increase) decrease in other
   assets...........................     (14,695)         (359)        1,738
  Increase (decrease) in accounts
   payable..........................       7,502         4,066        11,667
  Increase (decrease) in accrued
   liabilities and long-term portion
   of self-insurance reserves.......       4,921        (2,044)         (514)
                                        --------      --------      --------
Net cash provided by operating
 activities.........................      18,623        18,854        27,919
                                        --------      --------      --------
FINANCING ACTIVITIES:
Proceeds from long-term debt........     165,000           --            --
Payment on notes payable............      (9,000)          --            --
Redemption of preferred stock.......      (3,600)          --            --
Premiums paid on early retirement of
 debt...............................     (12,893)          --            --
Common stock exchanged for preferred
 stock..............................         --            --        (69,365)
Preferred stock issued and exchanged
 for common stock...................         --            --         69,365
Principal payments on long-term debt
 and capital lease obligations......     (88,967)       (1,156)       (1,087)
Dividends paid on preferred stock...        (327)          --         (4,111)
Dividends paid on common stock......     (20,000)          --            --
Option to acquire stock.............     (14,650)          --            --
                                        --------      --------      --------
Net cash provided by (used in)
 financing activities...............      15,563        (1,156)       (5,198)
                                        --------      --------      --------
INVESTING ACTIVITIES:
Purchase of property and equipment..     (19,409)      (13,178)      (22,415)
Proceeds from sale of property and
 equipment and properties held for
 sale...............................         964           499        18,665
Decrease in investment in stock.....       4,000           --            --
                                        --------      --------      --------
Net cash (used in) investing
 activities.........................     (14,445)      (12,679)       (3,750)
                                        --------      --------      --------
Net increase in cash and cash
 equivalents........................      19,741         5,019        18,971
Cash and cash equivalents at
 beginning of period................       1,548        21,289        26,308
                                        --------      --------      --------
Cash and cash equivalents at end of
 period.............................    $ 21,289      $ 26,308      $ 45,279
                                        ========      ========      ========
Interest paid.......................    $ 17,120      $ 19,537      $ 21,360
Income taxes paid...................    $  1,753      $  4,633      $  9,725

          See accompanying notes to consolidated financial statements.

                           STATER BROS. HOLDINGS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                           CLASS
                         SERIES A            A    ADDITIONAL           OPTION TO
                         PREFERRED COMMON  COMMON  PAID-IN   RETAINED   ACQUIRE
                           STOCK   STOCK   STOCK   CAPITAL   EARNINGS    STOCK
                         --------- ------  ------ ---------- --------  ---------
Balances at September
 26, 1993...............  $ 3,600  $   1   $ --    $12,715   $ 27,986  $    --
  Preferred stock
   redeemed.............   (3,600)   --      --        --         --        --
  Common Stock exchanged
   for Class A Common
   Stock................      --     --        1       --         --        --
  Option to acquire
   stock................      --     --      --        --         --    (14,650)
  Net income for 52
   weeks ended
   September 25, 1994...      --     --      --        --       1,125       --
  Preferred stock
   dividends paid.......      --     --      --        --        (327)      --
  Common stock dividends
   paid.................      --     --      --        --     (20,000)      --
                          -------  -----   -----   -------   --------  --------
Balances at September
 25, 1994...............      --       1       1    12,715      8,784   (14,650)
  Net income for 52
   weeks ended
   September 24, 1995...      --     --      --        --       6,727       --
                          -------  -----   -----   -------   --------  --------
Balances at September
 24, 1995...............      --       1       1    12,715     15,511   (14,650)
  Conversion of Common
   Stock for
   Series B Preferred
   Stock................      --      (1)    --        --     (69,364)      --
  Net income for 53
   weeks ended
   September 29, 1996...      --     --      --        --      16,011       --
  Preferred stock
   dividends paid.......      --     --      --        --      (4,111)      --
                          -------  -----   -----   -------   --------  --------
Balances at September
 29, 1996...............  $   --   $ --    $   1   $12,715   $(41,953) $(14,650)
                          =======  =====   =====   =======   ========  ========


          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 29, 1996

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  Stater Bros. Holdings Inc. (the "Company") is engaged primarily in the operation of retail supermarkets. As of September 29, 1996, the Company operated 110 retail food supermarkets under the name "Stater Bros." The Company's supermarkets are located principally in the "Inland Empire" area of Southern California--San Bernardino, Riverside and the eastern portions of Los Angeles, Orange and Kern counties. The Company and its predecessor companies have operated retail grocery stores under the "Stater Bros." name in the Inland Empire since 1936.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stater Bros. Markets ("Markets") and Stater Bros. Development, Inc. All significant inter-company transactions have been eliminated in consolidation.

 Fiscal Year

  The Company's fiscal year ends on the last Sunday in September. The fiscal years ended September 25, 1994 and September 24, 1995 were 52-week years and the fiscal year ended September 29, 1996 was a 53-week year.

 Cash and Cash Equivalents

  Cash and cash equivalents are reflected at cost, which approximates their fair value, and consist primarily of overnight repurchase agreements, certificates of deposit and money market funds with maturities of less than three months when purchased.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Receivables

  Receivables represents amounts expected to be received during the next operating cycle of the Company. The carrying amount reported in the balance sheet for receivables approximates their fair value.

 Properties Held for Sale

  Properties expected to be sold within one year are classified as current assets and are stated at the lower of cost or estimated net realizable value and consist of land, buildings and equipment.

 Deferred Debt Issuance Costs

  Direct costs incurred as a result of financing transactions are capitalized and amortized to interest expense over the terms of the applicable debt agreements.

 Self-insurance Reserves

  The Company provides reserves, subject to certain retention levels, for workers' compensation, general and automobile liability claims. Consulting actuaries assist the Company in developing reserve estimates for its self-insured liabilities. Such reserves are discounted using an 8% rate. The Company is self-insured, subject to certain retention levels, for healthcare costs of eligible non-bargaining unit employees. Such healthcare reserves are not discounted.

                          STATER BROS. HOLDINGS INC.

 Recent Accounting Pronouncements

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," (SFAS 121). The Company will be required to adopt SFAS 121 in fiscal year 1997. The Company does not expect that the adoption of SFAS 121 will have a material effect on its financial position or its results of operations for the fiscal year ended in September 1997.

 Property and Equipment

  Property and equipment are stated at cost and are depreciated or amortized, principally on the straight-line method over the estimated useful lives of the assets, and for capitalized leases over the initial lease term or the estimated economic life of the asset.

  The average economic lives are as follows:

                                                                         MOST
                                                             RANGE     PREVALENT
                                                         ------------- ---------
      Buildings and improvements........................    8-30 Years 25 Years
      Store furniture and equipment.....................    3-10 Years  5 Years
      Property subject to capital leases................ Life of Lease 25 Years

 Income Taxes

  The Company provides for deferred income taxes as timing differences arise between income and expenses recorded for financial and income tax reporting purposes.

 Cost of Goods Sold

  Costs of goods sold include certain warehousing, transportation and distribution costs.

 Reclassifications

  Certain amounts in the prior periods have been reclassified to conform to the current period financial statement presentation.

 Use of Estimates

  The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2--DEBT

  Long-term debt consisted of the following:

                                     SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                         1994          1995          1996
                                     ------------- ------------- -------------
                                                  (IN THOUSANDS)
   11% senior notes payable, due
    March 1, 2001...................   $165,000      $165,000      $165,000
                                       --------      --------      --------
   Total long-term debt.............   $165,000      $165,000      $165,000
                                       ========      ========      ========

                          STATER BROS. HOLDINGS INC.

  As of September 29, 1996, no principal payments were due in the next four years and the Company's 11% Senior Notes are due on March 1, 2001. Interest is payable semi-annually on September 1 and March 1.

  Interest capitalized during fiscal years 1994, 1995 and 1996 amounted to $437,000, $50,000 and $116,000, respectively. Interest expense incurred, before the effect of capitalized interest, during 1994, 1995 and 1996 amounted to $15,938,000, $20,126,000 and $20,374,000, respectively.

  The Company did not have short-term borrowings outstanding at September 25, 1994, September 24, 1995 and September 29, 1996. The average daily amount of short-term borrowings was $5,420,000 and $129,000 during 1994 and 1995, respectively, and the Company did not incur any short-term borrowings during 1996. The weighted average interest rates were 4.40% and 9.68% for 1994 and 1995, respectively.

  The Company is subject to certain covenants associated with its 11% Senior Notes due 2001. As of September 29, 1996, the Company was in compliance with all such covenants.

NOTE 3--UNCONSOLIDATED AFFILIATE

  The Company owns 49.6% of Santee Dairies, Inc. ("Santee"), an operator of a fluid milk processing plant located in Los Angeles, California, and is not the controlling stockholder. Accordingly, the Company accounts for its investment in Santee using the equity method of accounting and recognized losses of $592,000, $980,000, and $1,624,000 for fiscal years 1994, 1995 and 1996 respectively. The Company is a significant customer of Santee which supplies the Company with a substantial portion of its fluid milk and dairy products.

NOTE 4--BANK FACILITIES

  Stater Bros. Markets and Bank of America National Trust and Savings Association (the "Bank") have entered into a credit agreement (as amended) whereby the Bank provides Stater Bros. Markets with a revolving operating line of credit (the "Operating Facility") with a maximum availability of $15.0 million, which was available on September 29, 1996, and a revolving letter of credit facility (the "LC Facility") with a maximum availability of $25.0 million, of which $11.3 million was available on September 29, 1996 (collectively, the "Bank Facilities"). The Bank Facilities will expire on June 1, 1998. Interest on the outstanding principal balance of the Operating Facility is payable monthly at either the Bank's reference rate plus one percent per annum or at a fixed rate of interest. Borrowings under the Bank Facilities are unsecured general obligations of Stater Bros. Markets and are guaranteed by Stater Bros. Development, Inc. The Bank Facilities contain customary cross-default provisions with respect to the Company's 11% Senior Notes due 2001.

  The Bank Facilities also contain certain financial and other covenants applicable to Stater Bros. Markets, including without limitation, requirements to (i) maintain a minimum current ratio of at least 1.20:1; (ii) maintain minimum tangible net worth plus debt subordinated to the Bank (as defined) of at least $145.0 million; (iii) maintain a ratio of total liabilities to tangible net worth plus debt subordinated to the Bank of not in excess of 1.30:1; (iv) maintain a minimum fixed charge coverage ratio (as defined) of at least 1.10:1 for each consecutive four fiscal quarters beginning with the four fiscal quarters ending on Stater Bros. Markets' 1996 fiscal year end; (v) limit the sale of assets; (vi) prohibit additional indebtedness except for normal trade credit and indebtedness secured only by real property constructed or acquired within the prior twelve months; (vii) prohibit additional liens except for liens for indebtedness secured by real property pursuant to clause
(v); (viii) prohibit the acquisition of other business entities; (ix) restrict the payment of dividends (as discussed below); (x) prohibit changes of ownership; (xi) prohibit the liquidation, consolidation or merger of the business; and (xii) repay all advances outstanding under the Operating Facility and not draw any new advances for at least

                          STATER BROS. HOLDINGS INC.

5 calendar days each month. As of September 29, 1996, for purposes of the Bank Facilities, Stater Bros. Markets was in compliance with all restrictive covenants and had (i) a current ratio of 1.53:1, (ii) tangible net worth and debt subordinated to the Bank of $195.4 million; (iii) a ratio of total liabilities to tangible net worth and debt subordinated to the Bank of 0.73:1 and (iv) a fixed charge coverage ratio (as defined in the Bank Facilities) of 1.70:1. If for any reason Stater Bros. Markets is unable to comply with the terms of the Bank Facilities, including the covenants contained therein, such noncompliance would result in an event of default under the Bank Facilities, and could result in acceleration of the payment of indebtedness then outstanding under Bank Facilities or, in certain situations, the prohibition of the payment of dividends or advances to the Company. In addition, no amendment, waiver or supplement may be made to the Indenture without the prior written consent of the Bank if such amendment, waiver or supplement adversely affects the rights of the Bank as lender to Stater Bros. Markets.

  The financial and operational covenants contained in the Bank Facilities significantly limit Stater Bros. Markets' ability to pay dividends and make loans or advances to the Company, the primary source of anticipated cash for the Company, and could limit the Company's ability to respond to changing business and economic conditions, and to finance future operations or capital needs including the Company's ability to achieve its plans to remodel and expand existing supermarkets and open new supermarkets.

NOTE 5--LEASES

  The Company leases the majority of its retail stores, offices, warehouses and distribution facilities. Certain leases provide for additional rents based on sales. Primary lease terms range from 10 to 99 years and substantially all leases provide for renewal options. A portion of the Company's lease obligations are guaranteed by Petrolane Incorporated ("Petrolane") or its successor (see Note 6). The leases guaranteed by Petrolane had initial terms of 20 years and expire in the year 2003. Lease payments for the properties subject to the Petrolane guarantees are approximately $10.0 million per year. Under the terms of the agreement related to the Company's acquisition of Stater Bros. Markets from Petrolane in 1983, as amended in 1985, Stater Bros. Markets is required to make annual deposits into a lease guarantee escrow account. The amount of each annual deposit is to be based on (a) a percentage of sales of 20 supermarkets, as specified in the agreement, to the extent they exceed a defined base; and (b) a percentage of rents adjusted for increases in the Consumer Price Index for certain rental property, including the Company's office and warehouse complex. The Company deposited $844,000, $861,000 and $738,000 into the escrow account during fiscal years 1994, 1995 and 1996, respectively.

  Upon termination of the leases, or the termination of the Petrolane lease guarantees, all amounts deposited into the lease guarantee escrow account, plus interest thereon, less any amounts disbursed, will be returned to the Company. At September 29, 1996, the lease guarantee escrow account had a cumulative balance of $6,701,000, compared to $5,584,000 and $4,446,000 as of September 24, 1995 and September 25, 1994, respectively.

  Petrolane, or its successor, has the right to cause the escrow holder to disburse funds from the amounts held in the lease guarantee escrow account for any amounts which Petrolane or its successor may be required to pay as guarantor of the lease obligations of Stater Bros. Markets.

                          STATER BROS. HOLDINGS INC.

  Following is a summary of future minimum lease payments as of September 29, 1996:

                                                                    OPERATING
                                                         CAPITAL     LEASES
     FISCAL YEAR                                         LEASES  MINIMUM PAYMENT
     -----------                                         ------- ---------------
                                                             (IN THOUSANDS)
     1997............................................... $ 1,844    $ 19,071
     1998...............................................   1,814      18,124
     1999...............................................   1,760      17,966
     2000...............................................   1,693      16,493
     2001...............................................   1,397      15,002
     Thereafter.........................................   2,022      69,996
                                                         -------    --------
     Total minimum lease payments.......................  10,530    $156,652
                                                                    ========
     Less amounts representing interest.................   2,431
                                                         -------
     Present value of minimum lease payments............   8,099
     Less current portion...............................   1,182
                                                         -------
     Long-term portion.................................. $ 6,917
                                                         =======

  Rental expense and sublease income were as follows:

                                                52 WEEKS             53 WEEKS
                                       --------------------------- -------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                           1994          1995          1996
                                       ------------- ------------- -------------
                                                    (IN THOUSANDS)
      Minimum rentals.................    $19,708       $17,906       $19,267
      Rentals based on sales..........    $ 4,432       $ 5,179       $ 5,072
      Sublease income.................    $ 1,066       $ 1,018       $ 1,186

  Aggregate sublease income to be received subsequent to September 29, 1996 is approximately $3,753,000.

  In January 1996, the Company completed a sale and leaseback transaction with an unrelated third party for five of the Company's supermarkets. Gross proceeds from the sale of the five supermarkets amounted to approximately $18.5 million, which approximated fair market value. The Company entered into leases for the five supermarkets with initial terms of 20 years and with options available to the Company which extend the lease terms up to an additional 20 years. The Company believes the rents due in accordance with the terms of the leases approximate fair market rents. The gains from the sale of the supermarkets are deferred and will be amortized into income over the initial term of the leases. Rent expenses paid in fiscal 1996 for the five supermarkets included in the January 1996 sale and leaseback transaction were approximately $1.3 million. The future minimum rents due are $1.9 million in 1997, 1998, 1999, 2000, $2.1 million in 2001 and $30.2 million thereafter.
Such amounts are included in the table of future minimum lease payments above.

NOTE 6--PREFERRED STOCK

  Stater Bros. Markets has issued and outstanding 10 shares of its $11.00 Cumulative Redeemable Preferred Stock due in 2003 for $1,000 plus accrued and unpaid dividends. Dividends are accrued at the rate of $11.00 per share per annum. The preferred stock was issued in conjunction with a guarantee of Stater Bros. Markets lease obligations by Petrolane Incorporated or its successors (see Note 5). For as long as shares of the $11.00 Cumulative Redeemable Preferred Stock remain outstanding, Stater Bros. Markets is subject to certain covenants. The most restrictive covenant limits the amount of dividends that may be paid to amounts that may be legally paid under applicable state laws. At September 29, 1996, accumulated earnings available for dividend

                          STATER BROS. HOLDINGS INC.

distributions were approximately $182.7 million. In the event of non-compliance by Stater Bros. Markets, the holders of the Stater Bros. Markets preferred stock may elect the Board of Directors of Stater Bros. Markets. At September 29, 1996, Stater Bros. Markets was in compliance with these covenants.

  Effective March 8, 1996, the Company converted the Company's 50,000 shares of Common Stock held by Craig Corporation into 693,650 shares of the Company's Series B Preferred Stock. The Series B Preferred Stock is redeemable by the Company in whole but not in part for $69.4 million plus accrued and unpaid dividends. The holders of the Series B Preferred Stock can, beginning in the year 2009, cause the Company to redeem such Preferred Stock. Dividends on the Preferred Stock are paid quarterly in arrears at the rate of 10.5% per annum through September 2002, and beginning in October 2002, will increase to 12% per annum and will increase by 100 basis points per year thereafter to a maximum rate of 15% per annum. There are no preferred dividends in arrears.

NOTE 7--INCOME TAXES

  The provision for income taxes consisted of the following:

                                                52 WEEKS             53 WEEKS
                                       --------------------------- -------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                           1994          1995          1996
                                       ------------- ------------- -------------
                                                    (IN THOUSANDS)
      Current
        Federal.......................    $ 5,493       $2,991        $ 8,116
        State.........................      1,563          944          2,478
                                          -------       ------        -------
                                            7,056        3,935         10,594
                                          -------       ------        -------
      Deferred
        Federal.......................       (976)         213            488
        State.........................       (224)          70             38
                                          -------       ------        -------
                                           (1,200)         283            526
                                          -------       ------        -------
      Income tax expense..............    $ 5,856       $4,218        $11,120
                                          =======       ======        =======

  The current portion of Federal and State income taxes for fiscal year ended September 25, 1994 does not include the tax benefits associated with the extraordinary loss from the early extinguishment of debt. Such Federal and State tax benefits in 1994 amounted to $4,850,000 and $970,000.

  A reconciliation of the provision for income taxes to amounts computed at the federal statutory rate is as follows:

                                                52 WEEKS             53 WEEKS
                                       --------------------------- -------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                           1994          1995          1996
                                       ------------- ------------- -------------
      Statutory federal income tax
       rate..........................      34.3 %        35.0 %        35.0 %
      State franchise tax rate, net
       of federal income tax benefit.       6.1           6.1           6.1
      Other..........................       (.4)         (2.6)          (.1)
                                           ----          ----          ----
                                           40.0 %        38.5 %        41.0 %
                                           ====          ====          ====

                          STATER BROS. HOLDINGS INC.

  Deferred income taxes resulted from timing differences in recognizing revenue and expense for tax and financial statement purposes. The sources of these timing differences and the income tax (benefit) of each were as follows:

                                                52 WEEKS             53 WEEKS
                                       --------------------------- -------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                           1994          1995          1996
                                       ------------- ------------- -------------
                                                    (IN THOUSANDS)
      Accrued liabilities.............    $(1,057)       $ 366         $ 364
      California franchise tax........        307         (258)         (590)
      Depreciation....................       (154)         542           (22)
      Other, net......................       (296)        (367)          774
                                          -------        -----         -----
                                          $(1,200)       $ 283         $ 526
                                          =======        =====         =====

  Components of deferred income taxes are as follows:

                                                52 WEEKS             53 WEEKS
                                       --------------------------- -------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                           1994          1995          1996
                                       ------------- ------------- -------------
                                                    (IN THOUSANDS)
      DEFERRED INCOME TAX ASSETS:
      Property and equipment.........     $ 2,117       $ 1,542       $ 1,403
      Self-insurance reserves........       5,727         4,313         4,533
      Pension and vacation liabili-
       ties..........................       2,022         2,218         2,453
      Inventories....................       1,200         1,140         1,213
      Other..........................         --            --            408
                                          -------       -------       -------
        Total deferred income tax
         assets......................      11,066         9,213        10,010
      DEFERRED INCOME TAX LIABILI-
       TIES:
      Investment in unconsolidated
       affiliate.....................      (1,046)         (630)           (5)
      Other..........................      (1,393)         (816)          --
                                          -------       -------       -------
        Total deferred income tax
         liabilities.................      (2,439)       (1,446)           (5)
                                          -------       -------       -------
      Net deferred income tax assets.     $ 8,627       $ 7,767       $10,005
                                          =======       =======       =======

  Although there can be no assurances as to future taxable income of the Company, the Company believes that its expectations of future taxable income, when combined with the income taxes paid in prior years, will be adequate to realize the deferred income tax assets.

  The Company adopted Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (SFAS No. 109) effective at the beginning of fiscal 1994. Adoption of this statement in fiscal 1994 resulted in a gain of $372,000 from the cumulative effect of a change in accounting principle and a corresponding increase to deferred income tax benefit of $372,000.

NOTE 8--RELATED PARTY TRANSACTIONS

 Investment in Stock

  During 1989, the Company acquired 311,404 shares of Common Stock of Craig Corporation (the "Craig Common Stock") for $4.0 million. Craig Corporation ("Craig") was a holder of Common Stock of the Company. The Company had the right to require Craig to purchase the Craig Common Stock for $4.0 million in

                          STATER BROS. HOLDINGS INC.

May 1994. In 1993, the Company entered into a series of separate agreements (the "Recapitalization") with Craig (see Note 13). Upon the earlier of the completion of the Recapitalization Transaction or March 31, 1994, subject to applicable California law governing distributions to shareholders, the Company was obligated to sell, transfer and assign the Common Stock of Craig to Craig in exchange for Craig's agreement not to exercise its rights under, or be entitled to certain benefits of the Agreement of Stockholders of Stater Bros. Holdings Inc. dated as of May 10, 1989, as amended effective September 3, 1993 and to stand still during the time period from October 1, 1993 to the earlier of the completion of the Recapitalization or March 31, 1994 in order to allow the Company time to complete the Recapitalization. During fiscal 1994, the Company transferred to Craig its investment in 311,404 shares of Common Stock of Craig and recognized an expense of $4.0 million.

 Consulting Agreements and Covenant Not to Compete

  Since January 1, 1989, the Company has entered into various consulting agreements (the "Agreements") with its stockholders, La Cadena Investments, a California general partnership, and Craig, that required La Cadena and Craig to provide consultation and advice to the Company in connection with general business, financial, management consulting, real estate acquisition and development, and product diversification matters (collectively the "Consulting Services"). All fees payable under the Agreements were subject to and subordinate to provisions of the Company's credit agreements. These consulting agreements terminated in September 1993. Pursuant to a Consulting Agreement dated as of September 3, 1993 (the "Consulting Agreement"), which became effective on March 8, 1994, Craig will render consulting services to the Company for a five-year period and Craig has agreed not to engage in any business that competes with the Company in any of the five counties in which the Company operates until the end of the five-year period of the Consulting Agreement. In consideration for such consulting services, the Company will pay Craig $1.5 million per year thereafter, payable quarterly during the term of the Consulting Agreement. Expenses of $.8 million, $1.5 million and $1.5 million were incurred under the consulting agreement in 1994, 1995 and 1996, respectively. Additionally, on March 8, 1994, the Company paid Craig $5.0 million which is amortized to earnings over the five-year term of the covenant not to compete included in the Consulting Agreement.

NOTE 9--RETIREMENT PLANS

 Pension Plan

  The Company has a noncontributory defined benefit pension plan covering substantially all non-union employees. The plan provides for benefits based on an employee's compensation during the three years before retirement. The Company's funding policy for this plan is to contribute annually at a rate that is intended to provide sufficient assets to meet future benefit payment requirements.

  Net periodic pension cost included the following components:

                                                52 WEEKS             53 WEEKS
                                       --------------------------- -------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                           1994          1995          1996
                                       ------------- ------------- -------------
                                                    (IN THOUSANDS)
Service cost--benefits earned during
 the period..........................      $ 653         $ 619        $  752
Interest cost on projected benefit
 obligation..........................        762           862         1,000
Actual return on assets..............        240          (735)         (429)
Net amortization and deferral........       (808)          200          (181)
                                           -----         -----        ------
Net periodic pension cost............      $ 847         $ 946        $1,142
                                           =====         =====        ======
Assumptions used for accounting were:
  Discount rate......................        8.0%          8.0%          7.5%
  Rate of increase in compensation
   levels............................        5.0%          5.0%          5.0%
  Expected long-term rate of return
   on assets.........................        9.0%          9.0%          9.0%

                          STATER BROS. HOLDINGS INC.

  The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at:

                                                52 WEEKS             53 WEEKS
                                       --------------------------- -------------
                                       SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                           1994          1995          1996
                                       ------------- ------------- -------------
                                                    (IN THOUSANDS)
   Actuarial present value of benefit
    obligations:
   Vested benefit obligation.........    $  7,551      $  9,400      $ 10,591
                                         ========      ========      ========
   Accumulated benefit obligation....    $  7,803      $  9,717      $ 10,930
                                         ========      ========      ========
   Projected benefit obligation......    $(10,845)     $(13,484)     $(14,991)
   Plan assets at fair value,
    primarily notes and bonds........       6,821         8,138         9,028
                                         --------      --------      --------
   Projected benefit obligation in
    excess of plan assets............      (4,024)       (5,346)       (5,963)
   Unrecognized net loss.............       2,227         3,407         3,745
   Unrecognized prior service cost...          29           (76)          (71)
   Unrecognized net obligations es-
    tablished October 1, 1987........         270           243           216
                                         --------      --------      --------
   Pension (liability) recognized in
    the balance sheet................    $ (1,498)     $ (1,772)     $ (2,073)
                                         ========      ========      ========

  Expenses recognized for this retirement plan were $1,085,000, $967,000 and $1,290,000 in 1994, 1995 and 1996, respectively.

 Profit Sharing Plan

  The Company has a noncontributory defined contribution profit sharing plan covering substantially all non-union employees. Union employees may participate if their collective bargaining agreement specifically provides for their inclusion. The Company may contribute up to 7.5% of total compensation paid or accrued during the year to each plan participant subject to limitations imposed by the Internal Revenue Code. The Company recognized expenses for this plan in the amount of $320,000, $357,000 and $347,000 in 1994, 1995 and 1996, respectively.

 Multi-Employer Plans

  The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor agreements that govern the plans. Contributions to these plans are generally based on the number of hours worked. Information for these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

  The Company's expense for these retirement and health and welfare plans consisted of the following:

                                     52 WEEKS             53 WEEKS
                            --------------------------- -------------
                            SEPTEMBER 25, SEPTEMBER 24, SEPTEMBER 29,
                                1994          1995          1996
                            ------------- ------------- -------------
                                         (IN THOUSANDS)
   Multi-Employer Pension
    Plans..................    $ 7,234       $ 5,688       $ 7,376
   Multi-Employer Health
    and Welfare............     20,901        36,320        36,632
                               -------       -------       -------
   Total Multi-Employer
    Benefits...............    $28,135       $42,008       $44,008
                               =======       =======       =======

  In conjunction with a three-year collective bargaining agreement entered into in 1993, the Company received a $13.6 million credit which was applied against employer contributions to multi-employer health and

                          STATER BROS. HOLDINGS INC.

welfare benefit plans which was recovered monthly during fiscal 1994. The Company received an additional $0.8 million credit applied against employer contributions during fiscal 1995 and an additional $3.8 million in fiscal 1996.

NOTE 10--LABOR RELATIONS

  The Company entered into a four-year collective bargaining agreement with the retail clerks and meat cutters collective bargaining units in October 1995 and entered into a four-year collective bargaining agreement in September 1994 with the teamsters collective bargaining units.

NOTE 11--FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

 Cash and Cash Equivalents

  The carrying amount approximates fair value because of the short-term maturity of these instruments.

 Receivables

  The carrying amount approximates fair value because of the short-term maturity of these instruments.

 Long-Term Debt

  The fair value of the 11% Senior Notes due 2001 is based on quoted market prices. Market quotes for the fair value of the Company's capitalized lease obligations are not available, and a reasonable estimate of the fair value could not be made without incurring excessive costs.

  The estimated fair values of the Company's financial instruments are as follows:

                                                                    AS OF
                                                                SEPTEMBER 29,
                                                                    1996
                                                              -----------------
                                                              CARRYING   FAIR
                                                               AMOUNT   VALUE
                                                              -------- --------
                                                               (IN THOUSANDS)
      Cash and cash equivalents.............................. $ 45,279 $ 45,279
      Receivables............................................ $ 19,009 $ 19,009
      Long-term debt for which it is:
        Practicable to estimate fair values.................. $165,000 $155,660
        Not practicable...................................... $  8,099 $  8,099

NOTE 12--LITIGATION MATTERS

  In the ordinary course of its business, the Company is party to various legal actions which the Company believes are incidental to the operation of the business of the Company and its subsidiaries. The Company has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when the occurrence of loss is probable and can be reasonably estimated. The Company believes that the outcome of such legal proceedings to which the Company is currently a party will not have a material adverse effect upon its results of operations or its consolidated financial condition.

  On May 2, 1993, the Company was named as a defendant along with all of the other major supermarket chains located in the Los Angeles County area in a class action complaint filed in the California Superior Court

                          STATER BROS. HOLDINGS INC.

in Los Angeles, California, alleging among other things that the milk pricing policies of each of the defendants violate certain antitrust laws and regulations under California law. In this class action lawsuit, Barela et al.
v. Ralphs Grocery Co. et al., plaintiffs seek unspecified damages. The principal allegations of the complaint are that milk prices of the defendants operating in the Los Angeles County area are higher than milk prices for the same products in the San Francisco Bay area and that the prices for such products in Los Angeles County are higher than the prices charged in Riverside and San Bernardino counties. Because the Company does not conduct business in the San Francisco Bay area and its prices for milk are generally consistent throughout all of its supermarkets in the Los Angeles County area and Riverside and San Bernardino counties, the Company believes the claim is without merit with respect to the Company and the Company intends to vigorously defend such litigation. The Company believes that the ultimate outcome of this litigation will not have a material adverse effect on the Company's results of operations or its consolidated financial condition.

NOTE 13--1994 RECAPITALIZATION

  In March 1994, the Company completed a recapitalization transaction (the "1994 Recapitalization") which transferred effective voting control of the Company to La Cadena, reclassified the Company's outstanding equity, provided for certain cash payments and distributions to Craig Corporation ("Craig"), previously a common shareholder of the Company, and provided the Company with an option to acquire Craig's remaining equity in Stater Bros. Holdings Inc. The 1994 Recapitalization was funded through an offering of $165.0 million of 11% Senior Notes due 2001 (the "Initial Notes") under Rule 144A of the Securities Act of 1933, as amended. Proceeds from the Initial Notes were used to (a) repay $75.5 million of 9.8% Senior Notes, together with a prepayment premium, (b) repay outstanding bank loans and mortgages of approximately $12.0 million, (c) repay an outstanding capital expenditure revolving credit facility of $9.0 million, (d) fund a $5.0 million five-year consulting agreement and covenant not to compete with Craig, (e) fund a payment of $14.7 million to purchase an option to acquire Craig's remaining interest in the Company, (f) pay $20.0 million in dividends on the Company's Common Stock (held by Craig) and (g) pay fees and expenses associated with the 1994 Recapitalization.

  In August of 1994, all of the Initial Notes were exchanged for a like amount of New Notes which are listed and trade on the American Stock Exchange.

  Effective March 8, 1996, pursuant to options available to the Company included in a certain Option Agreement (the "Option") entered into in March 1994, as part of the 1994 Recapitalization between the Company and Craig Corporation, the Company exercised its right to convert all of the Common Stock held by Craig Corporation into 693,650 shares of 10.5% Series B Preferred Stock. The redemption value of the Series B Preferred Stock is $100 per share for an aggregate value of $69,365,000. Dividends on the Series B Preferred Stock are paid quarterly in arrears.

  The Option will remain in effect until March 2006 and will entitle the Company to purchase all, but not less than all, such shares of Series B Preferred Stock. With respect to the Series B Preferred Stock, the exercise price of the Option will be $69.4 million.

  Pursuant to the Option Agreement, holders of the Series B Preferred Stock are entitled to certain registration rights. In addition, holders of Series B Preferred Stock have the right to require the redemption of all, but not less than all, the Series B Preferred Stock owned by such holder in the event of certain changes of control of the Company or in the event Jack H. Brown shall cease to be the Chief Executive Officer of the Company, other than by reason of death, disability or retirement in accordance with the Company's normal retirement policies.

NOTE 14--EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT

  In connection with the 1994 Recapitalization, in March 1994, the Company redeemed its $75.5 million 9.8% Senior Notes due 2001 and retired approximately $12.2 million of certain notes payable secured by real property,

                          STATER BROS. HOLDINGS INC.

and retired approximately $9.0 million of amounts due under the Company's then existing capital expenditures credit facility. The Company paid a pre-tax premium of $13.9 million in March 1994 due as a result of the early retirement of such debt.

NOTE 15--SUBSEQUENT EVENT

  In October 1996, the Company completed a sale and leaseback transaction with an unrelated third party for four of the Company's supermarkets. The net proceeds from the sale of the four supermarkets amounted to approximately $16.0 million, which approximated fair market value. The Company entered into leases for the four supermarkets with initial terms of 20 years and with options available to the Company which extend the lease terms up to an additional 20 years. The Company believes the rents due under the leases approximate fair market rents. The gains from the sale of the supermarkets were approximately $2.5 million and are deferred and will be amortized into income over the initial term of the leases. The approximate future minimum rents due for the four supermarkets are $1.6 million in 1997, $1.7 million in 1998, 1999, 2000, 2001 and $25.9 million thereafter.

NOTE 16--QUARTERLY RESULTS (UNAUDITED)

  Quarterly results for fiscal 1994, 1995 and 1996 are as follows:

                                              INCOME BEFORE
                                               CUMULATIVE
                                                EFFECT OF
                                                CHANGE IN   CUMULATIVE
                                               ACCOUNTING   EFFECT OF
                                               FOR INCOME   CHANGE IN  EXTRAORDINARY
                                                TAXES AND   ACCOUNTING LOSS, NET OF
                                      GROSS   EXTRAORDINARY FOR INCOME  INCOME TAX        NET
                            SALES     PROFIT      LOSS        TAXES       BENEFIT    INCOME/(LOSS)
                          ---------- -------- ------------- ---------- ------------- -------------
                                                       (IN THOUSANDS)
FISCAL 1994 QUARTERS
13 weeks ended 12/26/93.  $  382,652 $ 83,171    $ 3,419       $372       $   --        $ 3,791
13 weeks ended 03/27/94.     385,765   86,451      2,066        --         (8,036)       (5,970)
13 weeks ended 06/26/94.     384,360   84,647      1,913        --            --          1,913
13 weeks ended 09/25/94.     386,940   85,654      1,391        --            --          1,391
                          ---------- --------    -------       ----       -------       -------
  Total (52 weeks)......  $1,539,717 $339,923    $ 8,789       $372       $(8,036)      $ 1,125
                          ========== ========    =======       ====       =======       =======
FISCAL 1995 QUARTERS
13 weeks ended 12/25/94.  $  390,642 $ 86,685    $ 1,553       $--        $   --        $ 1,553
13 weeks ended 03/26/95.     390,574   86,195      1,600        --            --          1,600
13 weeks ended 06/25/95.     396,072   89,984      2,162        --            --          2,162
13 weeks ended 09/24/95.     402,607   89,676      1,412        --            --          1,412
                          ---------- --------    -------       ----       -------       -------
  Total (52 weeks)......  $1,579,895 $352,540    $ 6,727       $--        $   --        $ 6,727
                          ========== ========    =======       ====       =======       =======
FISCAL 1996 QUARTERS
13 weeks ended 12/24/95.  $  408,740 $ 92,261    $ 3,597       $--        $   --        $ 3,597
13 weeks ended 03/24/96.     406,223   93,548      4,341        --            --          4,341
13 weeks ended 06/23/96.     429,349   99,257      4,385        --            --          4,385
14 weeks ended 09/29/96.     461,020  104,540      3,688        --            --          3,688
                          ---------- --------    -------       ----       -------       -------
  Total (53 weeks)......  $1,705,332 $389,606    $16,011       $--        $   --        $16,011
                          ========== ========    =======       ====       =======       =======

                           STATER BROS. HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                         SEPTEMBER 29, JUNE 29,
                         ASSETS                              1996        1997
                         ------                          ------------- --------
Current Assets
  Cash and cash equivalents............................    $ 45,279    $ 39,830
  Receivables..........................................      19,009      19,410
  Inventories..........................................     117,372     115,739
  Prepaid expenses.....................................       3,357       5,000
  Deferred income taxes................................       4,710       4,710
  Properties held for sale.............................       1,787       1,348
                                                           --------    --------
   Total current assets................................     191,514     186,037
Investment in unconsolidated affiliate.................       7,626      11,503
Property and equipment
  Land.................................................      18,688      16,418
  Buildings and improvements...........................      89,856      84,009
  Store fixtures and equipment.........................      78,570      84,678
  Property subject to capital leases...................      14,368      14,368
                                                           --------    --------
                                                            201,482     199,473
  Less accumulated depreciation and amortization.......      87,267      93,452
                                                           --------    --------
                                                            114,215     106,021
Deferred income taxes..................................       5,295       7,381
Deferred debt issuance cost, net.......................       5,221       4,335
Lease guarantee escrow.................................       6,701       7,970
Other assets...........................................       7,722       7,196
                                                           --------    --------
Total assets...........................................    $338,294    $330,443
                                                           ========    ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------
Current Liabilities
  Accounts payable.....................................    $ 79,271    $ 63,140
  Accrued payroll and related expenses.................      23,981      23,597
  Other accrued liabilities............................      23,607      25,359
  Current portion of capital lease obligations.........       1,182       1,180
                                                           --------    --------
   Total current liabilities...........................     128,041     113,276
Long-term debt.........................................     165,000     165,000
Capital lease obligations, less current portion........       6,917       6,042
Long-term portion of self-insurance reserves...........      10,332       9,475
Other long-term liabilities............................       2,526       3,992
10.5% Cumulative Series B Preferred Stock:(stated value
 $100 per share)
  Authorized shares--693,650
  Issued and outstanding shares--693,650...............      69,365      69,365
Stockholders' equity
  Class A Common Stock, $.01 par value:
  Authorized shares--100,000
  Issued and outstanding shares--50,000................           1           1
  Additional paid-in capital...........................      12,715      12,715
  Retained deficit.....................................     (41,953)    (34,773)
  Less option to acquire stock.........................     (14,650)    (14,650)
                                                           --------    --------
  Total stockholders' equity...........................     (43,887)    (36,707)
                                                           --------    --------
Total liabilities and stockholders' equity.............    $338,294    $330,443
                                                           ========    ========

     See accompanying notes to unaudited consolidated financial statements.

                           STATER BROS. HOLDINGS INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                           39 WEEKS ENDED
                                                        ----------------------
                                                         JUNE 23,    JUNE 29,
                                                           1996        1997
                                                        ----------  ----------
Sales.................................................. $1,244,312  $1,292,267
Cost of goods sold.....................................    959,246     997,032
                                                        ----------  ----------
Gross profit...........................................    285,066     295,235
Operating expenses
  Selling, general and administrative expenses.........    239,252     248,683
  Depreciation and amortization........................      9,220       9,858
  Consulting fees......................................      1,125       1,125
                                                        ----------  ----------
    Total operating expenses...........................    249,597     259,666
                                                        ----------  ----------
Operating profit.......................................     35,469      35,569
Interest income........................................      1,309       1,733
Interest expense.......................................    (14,943)    (14,871)
Equity in earnings (loss) from unconsolidated
 affiliate.............................................       (935)     (1,123)
Other income (loss)--net...............................       (187)         96
                                                        ----------  ----------
Income before income taxes.............................     20,713      21,404
Income taxes...........................................      8,390       8,777
                                                        ----------  ----------
Net income............................................. $   12,323  $   12,627
Less preferred dividends...............................      2,155       5,448
                                                        ----------  ----------
Earnings available to common shareholders.............. $   10,168  $    7,179
                                                        ==========  ==========
Earnings per common share.............................. $   126.75  $   143.58
                                                        ==========  ==========
Average common shares outstanding......................     80,220      50,000
                                                        ==========  ==========
Shares outstanding at end of period....................     50,000      50,000
                                                        ==========  ==========


     See accompanying notes to unaudited consolidated financial statements.

                           STATER BROS. HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              39 WEEKS ENDED
                                                             ------------------
                                                             JUNE 23,  JUNE 29,
                                                               1996      1997
                                                             --------  --------
OPERATING ACTIVITIES:
Net income.................................................  $ 12,323  $ 12,627
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization............................     9,220     9,858
  Provision for deferred income taxes......................         2    (2,086)
  Gain (loss) on disposals of assets.......................       187       (96)
  Net undistributed loss in investment in unconsolidated
   affiliate...............................................       935     1,123
  Changes in operating assets and liabilities:
    (Increase) decrease in receivables.....................    (2,584)     (401)
    (Increase) decrease in inventories.....................    (1,642)    1,633
    (Increase) decrease in prepaid expenses................      (581)   (1,643)
    (Increase) decrease in other assets....................     1,167      (741)
    Increase (decrease) in accounts payable................    (4,949)  (16,131)
    Increase (decrease) in accrued liabilities and long-
     term portion of self-insurance reserves...............     7,463      (493)
                                                             --------  --------
Net cash (used by) provided by operating activities........    21,541     3,650
                                                             --------  --------
INVESTING ACTIVITIES:
Investment in unconsolidated affiliate.....................        --    (5,000)
Purchase of property and equipment.........................   (13,658)  (14,329)
Proceeds from sale of property and equipment and properties
 held for sale.............................................    18,629    16,552
                                                             --------  --------
Net cash (used by) provided by investing activities........     4,971    (2,777)
                                                             --------  --------
FINANCING ACTIVITIES:
Dividends paid or accrued on preferred stock...............    (2,155)   (5,448)
Redemption of common stock.................................   (69,365)       --
Issuance of preferred stock................................    69,365        --
Principal payments on capital lease obligations............      (806)     (874)
                                                             --------  --------
Net cash (used by) financing activities....................    (2,961)   (6,322)
                                                             --------  --------
Net increase (decrease) in cash and cash equivalents.......    23,551    (5,449)
Cash and cash equivalents at beginning of period...........    26,308    45,279
                                                             --------  --------
Cash and cash equivalents at end of period.................  $ 49,859  $ 39,830
                                                             ========  ========
Interest paid..............................................  $  9,938  $  9,629
Income taxes paid..........................................  $  7,175  $  4,275

     See accompanying notes to unaudited consolidated financial statements.

                          STATER BROS. HOLDINGS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                 JUNE 29, 1997

NOTE 1--BASIS OF PRESENTATION

  In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position of Stater Bros. Holdings Inc. (the "Company") and its subsidiaries as of September 29, 1996 and June 29, 1997 and the results of its operations and cash flows for the thirty-nine weeks ended June 23, 1996 and June 29, 1997. These consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's latest annual report filed on Form 10-K. The operating results for the thirty-nine weeks ended June 29, 1997 are not necessarily indicative of the results of operations for a full year.

NOTE 2--INCOME TAXES

  The provision for income taxes for the thirty-nine weeks ended June 23, 1996 and June 29, 1997 consists of the following:

                                                                39 WEEKS ENDED
                                                               -----------------
                                                               JUNE 23, JUNE 29,
                                                                 1996     1997
                                                               -------- --------
                                                                (IN THOUSANDS)
      Federal Income Taxes....................................  $7,198   $6,785
      State Income Taxes......................................   1,192    1,992
                                                                ------   ------
                                                                $8,390   $8,777
                                                                ======   ======

NOTE 3--CONVERSION OF COMMON STOCK

  Effective March 8, 1996, the Company converted the Company's 50,000 shares of Common Stock held by Craig Corporation ("Craig") into 693,650 shares of the Company's Series B Preferred Stock. The Series B Preferred Stock is redeemable by the Company in whole but not in part for $69.4 million plus accrued and unpaid dividends. On July 24, 1997, the Company gave notice of exercise of option to redeem all outstanding shares of the Company's Series B Preferred Stock for approximately $74.0 million, including accrued and unpaid dividends.

NOTE 4--UNCONSOLIDATED AFFILIATE

  Prior to November 1996, and since 1986, Stater Bros. Markets, a wholly owned subsidiary of the Company, owned 49.6% of Santee Dairies, Inc., ("Santee") an operator of a fluid milk processing plant located in Los Angeles, California. In November 1996 and for approximately $200,000, Stater Bros. Markets increased its ownership in Santee to 50%, but is not the controlling shareholder. Additionally, during the quarter ended December 29, 1996, Stater Bros. Markets acquired Preferred Stock issued by Santee for an aggregate amount of $4.8 million. Subsequently, Stater Bros. Markets exchanged the Preferred Stock of Santee Dairies, Inc. for Common Stock of Santee Dairies, Inc. It is not anticipated that Santee will issue dividends on either its Preferred Stock or Common Stock in the foreseeable future. Santee is not a significant subsidiary of Stater Bros. Markets or the Company, and accordingly, the Company accounts for its investment in Santee Dairies Inc. using the equity method of accounting. For the thirty-nine weeks year to date, the Company recognized losses of $1,123,000 and $935,000 for 1997 and 1996, respectively. On July 30, 1997, the Company exchanged its Common Stock in Santee Dairies, Inc. for a 50% ownership in Santee LLC, at which time Santee Dairies, Inc. became a wholly owned subsidiary of Santee LLC.

                          STATER BROS. HOLDINGS INC.

                                  (UNAUDITED)


NOTE 5--CONSULTING AGREEMENT AND COVENANT NOT TO COMPETE

  Pursuant to the Consulting Agreement dated as of September 3, 1993 (the "Consulting Agreement"), effective and commencing March 8, 1994, Craig agreed to render consulting services to the Company for a five-year period. In consideration for such consulting services, the Company will pay Craig $1.5 million per year, payable quarterly during the term of the Consulting Agreement. On July 31, 1997, the Company gave notice to terminate its obligation under the Consulting Agreement. Additionally, in accordance with the terms of the Consulting Agreement, Craig has agreed not to engage in any business that competes with the Company in any of the five counties in which the Company operates until the end of the five-year period of the Consulting Agreement. The Company paid Craig $5.0 million on March 8, 1994 which is amortized to earnings over the five-year term of the covenant not to compete included in the Consulting Agreement.

NOTE 6--RECLASSIFICATIONS

  Certain amounts in the prior periods have been reclassified to conform to the current period financial statement presentation.

NOTE 7--USE OF ESTIMATES

  The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 8--ADOPTION OF ACCOUNTING STANDARD

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), which the Company adopted at the beginning of fiscal year 1997. Management believes that the adoption of SFAS 121 will not have a material adverse effect on the Company's financial position or its results of operations for fiscal 1997.

NOTE 9--SUBSEQUENT EVENTS

  In July 1997, the Company solicited and obtained the requisite consents from the majority of the noteholders of the Company's 11% Senior Notes due 2001 which permitted the Company to amend the Indenture which governs its 11% Senior Notes due 2001 to:

  1) permit the Company to issue and sell up to $100 million aggregate principal amount of its 9% Senior Subordinated Notes due 2004, and to use a portion of the net proceeds from the issuance of such notes to redeem all issued and outstanding shares of the Company's Series B Preferred Stock, held by Reading Australia PTY Limited ("Reading"),

  2) designate Santee LLC and Santee Dairies, Inc., to the extent such entities ever become Subsidiaries of the Company, as Unrestricted Subsidiaries (as defined) which would not be subject to certain significant covenants of the 11% Senior Note Indenture,

  3) permit the Company to make certain additional investments in Santee LLC (including investments funded by La Cadena Investments, a California general partnership which owns all of the issued and outstanding Common Stock of the Company),

                          STATER BROS. HOLDINGS INC.

                                  (UNAUDITED)


  4) permit the Company to repay under limited circumstances investments made by La Cadena in the Company to enable it to increase its ownership interest in Santee LLC, and

  5) make certain other amendments to the 11% Senior Note Indenture.

  On July 24, 1997, the Company completed an offering for $100 million of 9% Senior Subordinated Notes due 2004 under Rule 144A of the Securities Act. Proceeds from the offering were used or will be used to pay for consent solicitation fees of approximately $5.0 million, fees and expenses related to the offering of approximately $4.0 million, pay a financial advisory fee to La Cadena of $2.0 million and to pay approximately $74.0 million to redeem all of the outstanding shares of the Company's Series B Preferred Stock including accrued and unpaid dividends.

  On July 24, 1997, concurrently with the sale of the 9% Senior Subordinated Notes due 2004, the Company gave notice of exercise of option to redeem all outstanding shares of the Company's Series B Preferred Stock to Reading Australia PTY Limited ("Reading") a majority owned indirect subsidiary of Craig Corporation ("Craig"). On August 4, 1997, the Company deposited approximately $74.0 million into an Escrow account for the benefit of Reading Australia PTY Limited, the amounts required to redeem the Series B Preferred Stock and to pay accrued and unpaid dividends up to and including August 4, 1997.

  On July 31, 1997, the Company gave notice to terminate a five-year consulting agreement with Craig that was entered into in connection with the 1994 Recapitalization. Annual fees payable to Craig under the Consulting Agreement were $1.5 million per year.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS,
AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CON-STITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CON-STITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             --------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................   10
The Offer.................................................................   15
Capitalization............................................................   21
Selected Consolidated Financial Data......................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   24
Business..................................................................   30
Management................................................................   37
Security Ownership of Certain Beneficial Owners and Management............   39
Certain Relationships and Related Transactions............................   40
Description of the New Notes..............................................   42
Description of the 11% Senior Notes.......................................   65
Certain Federal Income Tax Consequences...................................   65
Plan of Distribution......................................................   66
Legal Matters.............................................................   67
Experts...................................................................   67
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            [LOGO OF STATER BROS.]

                          STATER BROS. HOLDINGS INC.

                                 $100,000,000

                         9% SENIOR SUBORDINATED NOTES
                                   DUE 2004

                             --------------------

                                  PROSPECTUS

                             --------------------

                               OCTOBER 17, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Pursuant to Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "GCL"), the Certificate of Incorporation of the Company eliminates the liability of the directors of the Company to the Company or its stockholders, except for liabilities related to breach of the duty of loyalty, actions not in good faith, and certain other liabilities. As permitted by
Section 145 of the GCL, Article V of the Bylaws of the Company provides for the indemnification of all directors, officers, employees and agents against expenses actually and reasonably incurred in connection with certain stated proceedings and under certain stated conditions.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
      3.1(1)   Certificate of Incorporation of the Company

      3.2(1)   By-Laws of the Company

      4.1(2)   Indenture between the Company and First Trust of New York, as
               Trustee, for $100,000,000 9% Senior Subordinated Notes due 2004, dated as of July 24, 1997 (the "Indenture")

      4.2(2)   First Supplemental Indenture between the Company and IBJ
               Schroder Bank & Trust Company, as Trustee, for $165,000,000 11%
               Senior Notes due 2001, dated as of July 22, 1997 (the "First
               Supplemental Indenture")

      4.3(3)   Form of Specimen Certificate evidencing Global Notes of the
               Company issued pursuant to the Indenture

      4.4(2)   Registration Rights Agreement among the Company and BancAmerica
               Securities, Inc. dated July 24, 1997

      4.5(3) Form of Letter of Transmittal regarding the Offer for all Outstanding Privately Placed 9% Senior Subordinated Notes due
               2004 in Exchange for 9% Senior Subordinated Notes due 2004
               (including Notice of Guaranteed Delivery)

      5.1(3) Opinion of Gibson, Dunn & Crutcher LLP regarding certain matters in connection with the New Notes

      8.1 Tax Opinion of Gibson, Dunn & Crutcher LLP regarding certain tax matters in connection with the New Notes**

     10.1(1) Reclassification Agreement dated September 3, 1993 by and among the Company, Craig and La Cadena

     10.2(1) Amendment to Reclassification Agreement, dated January 12, 1994, by and among the Company, Craig and La Cadena

     10.3(1) Agreement of Stockholders dated May 10, 1989 by and among the Company, Craig and La Cadena

     10.4(1) Amendment to Agreement of Stockholders dated September 3, 1993 by and among the Company, Craig, Craig Management, Inc. ("CMI") and La Cadena

     10.5(1)   Option Agreement dated September 3, 1993 by and between the
               Company and Craig

     10.6(1) Amendment to Option Agreement dated January 12, 1994 by and between the Company and Craig

     10.7(1)   Consulting Agreement dated September 3, 1993 by and between the
               Company, Craig and CMI

     10.8(1)   Letter Agreement regarding Consulting Agreement, dated March 8,
               1994, by and between the Company, Craig and CMI

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
    10.9(1)    Second Amended and Restated Stock Agreement dated January 12,
               1994, by and among the Company, Craig, CMI, La Cadena and James
               J. Cotter

    10.10(1)   Security Agreement dated March 8, 1994, by and between the
               Company and Craig

    10.11(1)   Escrow Agreement dated March 8, 1994, by and between the
               Company, Craig and the Bank of America Trust and Savings
               Association

    10.12(1)   Credit Agreement dated March 8, 1994, by and between Stater
               Bros. Markets and Bank of America Trust and Savings Association

    10.13(1)   Continuing Guaranty dated March 8, 1994 of Stater Bros.
               Development, Inc. in favor of Bank of America Trust and Savings
               Association

    10.14(1) La Cadena Blocked Account Agreement dated March 8, 1994 by and among Stater Bros. Markets, La Cadena and Bank of America

    10.15(1)   Subordination Agreement dated March 8, 1994 by and among the
               Company, Stater Bros. Markets and Bank of America Trust and
               Savings Association

    10.16(1) Amended and Restated Sublease Agreement dated June 1, 1983 between Wren Leasing Corp., as Lessor, and Stater Bros. Markets, as Lessee

    10.17(1)   Preferred Stock Agreement dated March 22, 1983 between Stater
               Bros. Markets and Petrolane Incorporated

    10.18(1)   Escrow Agreement dated September 19, 1985 by and among Stater
               Bros. Markets, Petrolane Incorporated and First Interstate Bank of California

    21(1)      Subsidiaries of the Company

    23.1(3)    Consent of Ernst & Young

    23.2(3)    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

    23.3 Consent of Gibson, Dunn & Crutcher LLP regarding certain tax matter (included in Exhibit 8.1)**

    24(2)      Power of Attorney (included on page II-4)

    25(2)      Statement of Eligibility of Trustee (separately bound)

--------
(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registration Statement as originally filed on April 4, 1994.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registration Statement as originally filed on August 21, 1997.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Registration Statement as originally filed on October 10, 1997.

** Filed herewith.

  (b) Not Applicable.

  (c) Not Applicable.

ITEM 22. UNDERTAKINGS.

  (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF COLTON, STATE OF CALIFORNIA, ON OCTOBER 16, 1997.

                                          Stater Bros. Holdings Inc.

                                                     /s/ Jack H. Brown
                                          By: _________________________________
                                                       JACK H. BROWN
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THEIR CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                        TITLE                   DATE
          /s/ Jack H. Brown            Chairman of the             October 16, 1997
-------------------------------------   Board, President
            JACK H. BROWN               and Chief Executive
                                        Officer

         /s/ Bruce D. Varner           Director and                October 16, 1997
-------------------------------------   Secretary
           BRUCE D. VARNER

         /s/ Dennis N. Beal            Vice President--            October 16, 1997
-------------------------------------   Finance and Chief
           DENNIS N. BEAL               Financial Officer
                                        (Chief Accounting
                                        Officer)

                                       Director                    October --, 1997
-------------------------------------
           JAMES J. COTTER

      /s/ Thomas W. Field, Jr.         Director                    October 16, 1997
-------------------------------------
        THOMAS W. FIELD, JR.